ANALOG DEVICES

2013 Annual Report

Dear Shareholder,

In 2013, ADI delivered solid profitability and shareholder returns despite the uncertain macroeconomic environment that transpired. While fiscal year 2013 revenue of $2.6 billion was 2% below the prior year, net income increased by 3% and sales in the second half were 6% higher than the first half, which we believe are positive signs for the year ahead.

Net income for fiscal year 2013 totaled $673 million. Diluted earnings per share were $2.14, rising slightly from 2012. Cash flow from operations was $912 million, or 35% of revenue; and over $460 million was returned to shareholders, primarily through cash dividends. ADI shareholders earned $1.32 per share in dividends, a 15% increase over the prior year, and the total shareholder return was 28%.

Strong, Consistent History of Dividend Growth


Cash Dividends Paid Per Share
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.20
60%
$0.32
75%
$0.56
25%
$0.70
9%
$0.76
5%
$0.80
5%
$0.84
12%
$0.94
22%
$1.15
15%
$1.32
FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013

Percentages are year-over-year growth.

As always, we were guided in 2013 by our long-term strategy to drive superior results through superior innovation. During the year, we sharpened our focus on developing the signal processing systems most critical to our customers, with the highest potential to sustain the returns we expect of our investments. As such, we increased investments in industrial, communications infrastructure, and automotive applications, which together accounted for 85% of our revenue in fiscal year 2013. We also increased investments in the advanced technologies that we believe will secure ADI's leadership position far into the future. These increases were primarily achieved by redirecting resources, enabling us to keep expenses under tight control in the uncertain economic climate.

Focused on Sustainable and Highly Valued Signal Processing Innovation


Revenue ($M)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
74%
26%
75%
25%
78%
22%
81%
19%
83%
17%
85%
15%
FY2008 FY2009 FY2010 FY2011 FY2012 FY2013
Industrial, Automotive, Communications Infrastructure
Pro/Consumer A/V, Imaging, Smartphone, Tablet

ADI's enduring stability stems from a diverse business and a strong technology foundation grounded by exceptionally talented employees who thrive on creating innovative solutions to our customers' toughest challenges. Technical innovation is deeply rooted in our culture and is our primary strategy for not only maintaining leading market share in converters and high performance amplifiers, which together represented 71% of revenue in fiscal year 2013, but also advancing our portfolio of complementary technologies. Importantly, we are also increasingly extending our culture of innovation beyond circuit design and analog manufacturing process technology into architecting signal processing systems to meet our customers' need for more complete solutions. These newest areas of innovation are creating higher barriers to entry for competitors and strengthening the ADI brand among customers, partners, and industry experts.

71% of Revenue from Products with #1 Market Share Position



Combined 71% of FY2013 Revenue
Market Share in Converters
#1
Converters
Amplifiers/RF
#1
Market Share in High Performance Amplifiers
Other Analog and MEMS
Power
DSP

Source: ADI FY2013 financial reports; industry analyst market share report May 2013.

During 2013, ADI was recognized by many of our customers for providing the industry-leading technology, quality and reliability that make high performance, mission critical applications possible. In one notable example, a world leading provider of telecommunications equipment singled out ADI as its "Supplier of the Year," citing ADI's cutting edge technology and consistent and excellent support at every level, and describing ADI as the very definition of what it means to be a collaborative supplier.

In 2013, ADI's EngineerZone® technical support community received top honors from Forrester Research, Inc., a global research and advisory firm, for outstanding use of social media to engage customers in technical design support, thereby increasing customer loyalty and value. In the EngineerZone® community, our technical support expertise is accessible to engineers all over the world, all the time, and in an interactive way. And Thomson-Reuters included ADI for the third consecutive year in its prestigious list of the Top 100 Global Innovators.

In every aspect of our business, by focusing on driving superior results through superior innovation, we are uncovering new sources of growth and value creation, and proving that the cycle of innovation that has fueled the ADI franchise for decades will continue to fuel our prosperity in the future. The cycle begins by attracting and nurturing the best engineering minds who create superior innovations with high value for customers and high profits for ADI. Strong profitability and financial performance then affords us the flexibility and stability, regardless of the cyclicality of our industry, to continue the cycle by attracting and nurturing top talent and building superior innovations.

Improving Margins Reflect Value of Innovation and Operational Efficiency Gains



70%
68%
66%
64%
62%
60%
58%
56%
54%
52%
50%
Gross Margin (% of Revenue)
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
40%
37%
34%
31%
28%
25%
22%
19%
16%
13%
10%
Operating Margin (% of Revenue)
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013

Excluding special charges; product revenue from continuing operations.

Few worked harder than the late Jerry Fishman to nurture the culture of innovation that Ray Stata founded at ADI. Jerry led ADI as CEO from 1996 to 2013, was an employee since 1974, and was my mentor and friend for many years. I know that long into the future I will continue to draw deeply on the learning that he imparted to me as I challenge our people to reach ever increasing levels of performance.

This year we made steady progress executing against our long-term plan to grow sales, earn extraordinary profits, and use our cash generation to increase shareholder returns. Tremendous opportunities lie ahead for our great company. ADI provides an essential technology portfolio that enables pervasive sensing, automation, and communication across myriad applications that can improve how businesses operate and people live. Our brand is stronger than ever and our capabilities more complete and more focused, providing us a great platform on which to keep building. I firmly believe that our best is yet to come.

Sincerely,

Vincent Roche

Vincent Roche
President and CEO
Analog Devices, Inc.

This letter may be deemed to contain forward looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among other things, our statements regarding expected growth and performance of our business and the markets and customers we serve, expected R&D investment levels and returns, technology development and achievements, and product development efforts, expected profitability and margins, and other financial results, expected cash generation and shareholder returns, and expected executive performance and employee retention, that are based on our current expectations, beliefs, assumptions, estimates, forecasts, and projections about our business and the markets in which Analog Devices operates. The statements contained in this letter are not guarantees of future performance, are inherently uncertain, involve certain risks, uncertainties, and assumptions that are difficult to predict, and do not give effect to the potential impact of any mergers, acquisitions, divestitures, or business combinations that may be announced or closed after the date hereof. Therefore, actual outcomes and results may differ materially from what is expressed in such forward looking statements, and such statements should not be relied upon as representing Analog Devices' expectations or beliefs as of any date subsequent to the date of this letter. We do not undertake any obligation to update forward looking statements made by us. Important factors that may affect future operating results include: any faltering in the global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer demand or spending, unavailability of raw materials, services, supplies, or manufacturing capacity, changes in geographic, product, or customer mix, adverse results in litigation matters, and other risk factors described in our most recent filings with the Securities and Exchange Commission. Our results of operations for the periods presented in this letter are not necessarily indicative of our results for any future periods. Any projections in this letter are based on limited information currently available to Analog Devices, which is subject to change. Although any such projections and the factors influencing them will likely change, we will not necessarily update the information, as we will only provide guidance at certain points during the year. Such information speaks only as of the original issuance date of this letter.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 2, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-7819

Analog Devices, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts *(State or other jurisdiction of incorporation or organization)*	**04-2348234** *(I.R.S. Employer Identification No.)*
One Technology Way, Norwood, MA *(Address of principal executive offices)*	**02062-9106** *(Zip Code)*

(781) 329-4700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock $0.16 2/3 Par Value *Title of Each Class*	**NASDAQ Global Select Market** *Name of Each Exchange on Which Registered*

Securities registered pursuant to Section 12(g) of the Act:

None
Title of Class

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Sec. 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $12,124,000,000 based on the last reported sale of the Common Stock on The NASDAQ Global Select Market on May 4, 2013. Shares of voting and non-voting stock beneficially owned by executive officers, directors and holders of more than 5% of the outstanding stock have been excluded from this calculation because such persons or institutions may be deemed affiliates. This determination of affiliate status is not a conclusive determination for other purposes.

As of November 2, 2013, there were 311,045,084 shares of Common Stock, $0.16^2/3 par value per share, outstanding.

Documents Incorporated by Reference

Document Description	**Form 10-K Part**
Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held March 12, 2014	III

Note About Forward-Looking Statements

This Annual Report on Form 10-K, including in particular the section entitled "Outlook," contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbor created under the Private Securities Litigation Reform Act of 1995 and other safe harbors under the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "may" and "will," and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections regarding our future financial performance; our anticipated growth and trends in our businesses; our future capital needs and capital expenditures; our future market position and expected competitive changes in the marketplace for our products; our ability to pay dividends or repurchase stock; our ability to service our outstanding debt; our expected tax rate; the effect of new accounting pronouncements; and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified in Part I, Item 1A. "Risk Factors" and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements except to the extent required by law.

PART I

ITEM 1. BUSINESS

Company Overview

We are a world leader in the design, manufacture and marketing of a broad portfolio of high-performance analog, mixed-signal and digital signal processing integrated circuits (ICs) used in virtually all types of electronic equipment. Since our inception in 1965, we have focused on solving the engineering challenges associated with signal processing in electronic equipment. Our signal processing products play a fundamental role in converting, conditioning, and processing real-world phenomena such as temperature, pressure, sound, light, speed and motion into electrical signals to be used in a wide array of electronic devices. As new generations of digital applications evolve, new needs for high-performance analog signal processing and digital signal processing (DSP) technology are generated. As a result, we produce a wide range of innovative products — including data converters, amplifiers and linear products, radio frequency (RF) ICs, power management products, sensors based on micro-electro mechanical systems (MEMS) technology and other sensors, and processing products, including DSP and other processors — that are designed to meet the needs of a broad base of customers.

We focus on key strategic markets where our signal processing technology is often a critical differentiator in our customers' products, in particular, the industrial, automotive, consumer and communications markets. Used by over 60,000 customers worldwide, our products are embedded inside many different types of electronic equipment including:

- Industrial process control systems
- Factory automation systems
- Instrumentation and measurement systems
- Energy management systems
- Aerospace and defense electronics
- Automobiles
- Digital televisions
- Medical imaging equipment
- Patient monitoring devices
- Wireless infrastructure equipment
- Networking equipment
- Optical systems
- Digital cameras
- Portable electronic devices

We were incorporated in Massachusetts in 1965. Our headquarters are near Boston, in Norwood, Massachusetts. In addition, we have manufacturing facilities in Massachusetts, Ireland, and the Philippines, and have more than thirty design facilities worldwide. Our common stock is listed on The NASDAQ Global Select Market under the symbol ADI and is included in the Standard & Poor's 500 Index.

Available Information

We maintain a website with the address www.analog.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (including exhibits), and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (SEC). We also make available on our website our corporate governance guidelines, the charters for our audit committee, compensation committee, and nominating and corporate governance committee, our equity award granting policies, our code of business conduct and ethics which applies to our directors, officers and employees, and our related person transaction policy, and such information is available in print and free of charge to any shareholder of Analog Devices who requests it. In addition, we intend to disclose on our website any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC or NASDAQ.

Industry Background

Semiconductor components are the electronic building blocks used in electronic systems and equipment. These components are classified as either discrete devices, such as individual transistors, or ICs, in which a number of transistors and other elements are combined to form a more complicated electronic circuit. ICs may be divided into two general categories, digital and analog. Digital circuits, such as memory devices and microprocessors, generally process on-off electrical signals, represented by binary digits, "1" and "0". In contrast, analog ICs monitor, condition, amplify or transform continuous analog signals associated with physical properties, such as temperature, pressure, weight, light, sound or motion, and play an important role in bridging between real world phenomena and a variety of electronic systems. Analog ICs also provide voltage regulation and power control to electronic systems.

Organizational Structure

The organization is viewed based upon the products manufactured and the end markets served. The product group is focused on core technology development and leadership in converters, amplifiers and RF, MEMS, power management, and DSP. The end market-focused organization is dedicated to understanding, selecting, and resourcing initiatives that are more customized to a particular market or application. The focus of this team is to apply the full expanse of our broad technology portfolio to more integrated and targeted product strategies for the industrial, automotive, consumer, and communications markets. The end market group includes our sales organization.

These two groups collaborate at all levels. Our product group develops key technology for use by the end market groups, which apply these technologies to specific applications. Equally important, the applications expertise within each end market group is used to enhance and direct core technology development by our product group.

Principal Products

We design, manufacture and market a broad line of high-performance ICs that incorporate analog, mixed-signal and digital signal processing technologies. Our ICs are designed to address a wide range of real-world signal processing applications. Our product portfolio includes both general-purpose products used by a broad range of customers and applications, as well as application-specific products designed for specific clusters of customers in key target markets. By using readily available, high-performance, general-purpose products in their systems, our customers can reduce the time they need to bring new products to market. Given the high cost of developing more customized ICs, our standard products often provide a cost-effective solution for many low to medium volume applications. However, for some industrial, automotive, consumer, and communications products, we focus on working with leading customers to design application-specific solutions. We begin with our existing core technologies in data conversion, amplification, RF, MEMS, power management and DSP, and devise a solution to more closely meet the needs of a specific customer or group of customers. Because we have already developed the core technology for our general-purpose products, we can create application-specific solutions quickly.

We produce and market several thousand products and operate in one reportable segment based on the aggregation of five operating segments. Our ten highest revenue products, in the aggregate, accounted for approximately 9% of our revenue for fiscal 2013. A breakdown of our fiscal 2013 revenue by product category follows.

Product Category	Percent of Fiscal 2013 Revenue
Converters	45%
Amplifiers/ Radio frequency	26%
Other analog	14%
Power management & reference	7%
Digital signal processing	9%

Analog Products

Our analog and mixed signal IC technology has been the foundation of our business for over four decades, and we are one of the world's largest suppliers of high-performance analog ICs. Our analog signal processing ICs are primarily high-performance devices, offering higher dynamic range, greater bandwidth, and other enhanced features. The principal advantages these products have as compared to competitors' products include higher accuracy, higher speed, lower cost per function, smaller size, lower power consumption and fewer components, resulting in improved performance and reliability. Our product portfolio includes several thousand analog ICs, any one of which can have as many as several hundred customers. Our analog ICs typically have long product life cycles. Our analog IC customers include original equipment manufacturers (OEMs) and customers who build electronic subsystems for integration into larger systems.

Converters — We are a leading supplier of data converter products. Data converters translate real-world analog signals into digital data and also translate digital data into analog signals. Data converters remain our largest and most diverse product family and an area where we are continuously innovating to enable our customers to redefine and differentiate their products. Our converter products combine sampling rates and accuracy with the low noise, power, price and small package size required by industrial, automotive, consumer, and communications electronics.

Amplifiers/Radio Frequency — We are also a leading supplier of high-performance amplifiers. Amplifiers are used to condition analog signals. High performance amplifiers emphasize the performance dimensions of speed and precision. Within this product portfolio we provide precision, instrumentation, high speed, intermediate frequency/RF, broadband, and other amplifiers. We also offer an extensive portfolio of precision voltage references that are used in a wide variety of applications. Our analog product line also includes a broad portfolio of high performance RF ICs covering the entire RF signal chain, from industry-leading stand-alone RF function blocks such as phase locked loops, frequency synthesizers, mixers, modulators, demodulators, and power detectors, to highly integrated broadband and short-range single chip transceiver solutions. Our high performance RF ICs support the high performance requirements of cellular infrastructure and a broad range of applications in our target markets.

Other Analog — Also within our analog technology portfolio are products that are based on MEMS technology. This technology enables us to build extremely small sensors that incorporate an electromechanical structure and the supporting analog circuitry for conditioning signals obtained from the sensing element. Our MEMS product portfolio includes accelerometers used to sense acceleration, gyroscopes used to sense rotation and inertial measurement units used to sense multiple degrees of freedom combining multiple sensing types along multiple axes. The majority of our current revenue from MEMS products is derived from the automotive end market. The consumer and, to a lesser extent, the industrial end markets, accounted for the balance of revenue from MEMS products in fiscal year 2013. In addition to our MEMS products, our other analog product category includes isolators that enable designers to implement isolation in designs without the cost, size, power, performance, and reliability constraints found with optocouplers. Our isolators have been designed into hundreds of applications, such as universal serial bus isolation in patient monitors, where it allows hospitals and physicians to adopt the latest advances in computer technology to supervise patient health and wirelessly transmit medical records. In smart metering applications, our isolators provide reliable electrostatic discharge performance that helps reduce meter tampering. Likewise, in satellites, where any malfunction can be catastrophic, our isolators help protect the power system while enabling designers to achieve small form factors.

Power Management & Reference — Power management & reference products make up the balance of our analog sales. Those products, which include functions such as power conversion, driver monitoring, sequencing and energy management, are developed to complement analog signal chain components across core market segments from micro power, energy-sensitive battery applications to efficient, high performance power systems in infrastructure and industrial applications.

Digital Signal Processing Products

Digital Signal Processing products (DSPs) complete our product portfolio. DSPs are optimized for high-speed numeric calculations, which are essential for instantaneous, or real-time, processing of digital data generated, in most cases, from analog to digital signal conversion. Our DSPs are designed to be fully programmable and to efficiently execute specialized software programs, or algorithms, associated with processing digitized real-time, real-world data. Programmable DSPs are designed to provide the flexibility to modify the device's function quickly and inexpensively using software. Our general-purpose DSP IC customers typically write their own algorithms using software development tools provided by us and third-party suppliers. Our DSPs are designed in families of products that share common architectures and therefore can execute the same software across a range of products. We support these products with easy-to-use development tools, which are designed to reduce our customers' product development costs and time-to-market. Our customers use our products to solve a wide range of signal processing challenges across our core market and segment focus areas within the industrial, automotive, consumer and communications end markets. As an integrated part of our customers' signal chain, there are typically many other Analog Devices products connected to our processors including converters, audio and video codecs and power management solutions.

Markets and Applications

The breakdown of our fiscal 2013 revenue by end market is set out in the table below.

End Market	Percent of Fiscal 2013 Revenue*
Industrial	46%
Automotive	18%
Consumer	15%
Communications	20%

* The sum of the individual percentages do not equal 100% due to rounding.

The following describes some of the characteristics of, and customer products within, our major end markets:

Industrial — Our industrial market includes the following sectors:

Industrial and Instrumentation — Our industrial automation applications generally require ICs that offer performance greater than that available from commodity-level ICs but generally do not have production volumes that warrant custom ICs. There is a trend towards development of products focused on particular sub-applications, which incorporate combinations of analog, mixed-signal, and DSP ICs to achieve the necessary functionality. Our instrumentation customers differentiate themselves by using the highest performance analog and mixed-signal ICs available. Our industrial and instrumentation market includes applications such as:

- Process control systems
- Robotics
- Environmental control systems
- Oscilloscopes
- Lab, chemical, and environmental analyzers
- Weigh scales

Defense/Aerospace — The defense, commercial avionics and space markets all require high-performance ICs that meet rigorous environmental and reliability specifications. Many of our analog ICs can be supplied in versions that meet these standards. In addition, many products can be supplied to meet the standards required for broadcast satellites and other commercial space applications. Most of our products sold in this market are specially tested versions of products derived from our standard product offering. Customer products include:

- Navigation systems
- Space and satellite communications
- Radar systems
- Security devices

Energy Management — The desire to improve energy efficiency, conservation, reliability, and cleanliness is driving investments in renewable energy, power transmission and distribution systems, electric meters, and other innovative areas. The common characteristic behind these efforts is the addition of sensing, measurement, and communication technologies to electrical infrastructure. Our offerings include both standard and application-specific products and are used in applications such as:

- Utility meters
- Meter communication modules
- Substation relays and automation equipment
- Wind turbines
- Solar inverters
- Building energy automation/control

Healthcare — Two significant trends in the healthcare market today are the increasing need for higher channel counts in medical imaging systems to improve resolution and throughput while achieving a lower cost per channel, and the movement of highly accurate patient monitoring devices from the hospital environment to the home, improving patient care and reducing overall healthcare costs. Our innovative technologies are designed into a variety of high performance imaging, patient monitoring, medical instrumentation, and home health devices. Our offerings include both standard and application-specific products and are used in applications such as:

- Ultrasound
- CT scanners
- Digital x-ray
- Multi-parameter patient monitors
- Pulse oximeters
- Infusion pumps
- Clinical lab instrumentation
- Surgical instrumentation
- Blood analyzers
- Activity monitors

Automotive — We develop differentiated high performance signal processing solutions that enable sophisticated automotive systems to be greener, safer and more comfortable. Through collaboration with manufacturers worldwide, ADI has achieved significant market share through a broad portfolio of analog, digital and MEMS ICs that increase fuel efficiency, enhance vehicle stability and improve the audio/video experience of passengers. Specifically, we have developed products used in applications such as:

Green	Safety	Comfort
• Hybrid electric / electric vehicles	• Crash sensors in airbag systems	• Car audio amplifiers
• Intelligent battery sensors	• Electronic stability systems	• Head unit solutions
• Battery monitoring and management systems	• Advanced driver assistance systems (RADAR/Vision)	• Rear seat entertainment systems
	• Vehicle dynamic control systems	

Consumer — To address the market demand for digital entertainment systems and the consumer demand for high quality voice transmissions, music, movies and photographs with a high degree of interactivity, we have developed analog and digital solutions that meet the rigorous cost and time-to-market requirements of the consumer electronics market. The emergence of high-performance, feature-rich consumer products has created a market for our high-performance ICs with a high level of specific functionality. These products include:

- Digital cameras
- High-definition televisions and DVD recorders/players
- Home theater systems
- High-performance audio/video equipment
- Portable media devices (smart phones, tablets and cellular handsets)
- Computers

Communications — The development of broadband, wireless and internet infrastructures around the world has created an important market for our communications products. Communications technology involves the acquisition of analog signals that are converted from analog to digital and digital to analog form during the process of transmitting and receiving data. The need for higher speed and reduced power consumption, coupled with more reliable, bandwidth-efficient communications, creates demand for our products, which are used in the full spectrum of signal processing for internet protocol, video streaming and voice communication. In wireless and broadband communication applications, our products are incorporated into:

- Cellular basestation equipment
- Wireless backhaul systems
- Wired networking equipment
- Satellite systems

See Note 4 in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K for further information about our products by category and end market.

Research and Development

Our markets are characterized by rapid technological changes and advances. Accordingly, we make substantial investments in the design and development of new products and manufacturing processes, and the improvement of existing products and manufacturing processes. We spent approximately $513 million during fiscal 2013 on the design, development and improvement of new and existing products and manufacturing processes, compared to approximately $512 million during fiscal 2012 and approximately $506 million during fiscal 2011.

Our research and development strategy focuses on building technical leadership in core technologies of converters, amplifiers and RF, MEMS, power management, and DSP. In support of our research and development activities, we employ thousands of engineers involved in product and manufacturing process development throughout the world.

Patents and Other Intellectual Property Rights

We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights, mask works, trademarks and trade secrets. We have a program to file applications for and obtain patents, copyrights, mask works and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements. We have obtained a substantial number of patents and trademarks in the United States and in other countries. As of November 2, 2013, we held approximately 1,950 U.S. patents and approximately 700 non-provisional pending U.S. patent applications with expiration dates ranging from 2013 through 2033. There can be no assurance, however, that the rights obtained can be successfully enforced against infringing products in every jurisdiction. While our patents, copyrights, mask works, trademarks and trade secrets provide some advantage and protection, we believe our competitive position and future success is largely determined by such factors as the system and application knowledge, innovative skills, technological expertise and management ability and experience of our personnel; the range and success of new products being developed by us; our market brand recognition and ongoing marketing efforts; and customer service and technical support. It is generally our policy to seek patent protection for significant inventions that may be patented, though we may elect, in certain cases, not to seek patent protection even for significant inventions, if we determine other protection, such as maintaining the invention as a trade secret, to be more advantageous. We also have trademarks that are used in the conduct of our business to distinguish genuine Analog Devices products and we maintain cooperative advertising programs to promote our brands and identify products containing genuine Analog Devices components.

Sales Channels

We sell our products globally through a direct sales force, third-party distributors, independent sales representatives and via our website. We have direct sales offices, sales representatives and/or distributors in over 40 countries outside North America.

We support our worldwide technical direct field sales efforts by an extensive promotional program that includes editorial coverage and paid advertising in trade publications, direct mail programs, promotional brochures, technical seminars and participation in trade shows. We publish and distribute product catalogs, applications guides, technical handbooks and detailed data sheets for individual products. We also provide this information and sell products via our website. We maintain a staff of field application engineers who aid customers in incorporating our products into their products. In addition, we offer a variety of web-based tools that ease product selection and aid in the design process for our customers.

We derived approximately 55% of our fiscal 2013 revenue from sales made through distributors. These distributors typically maintain an inventory of our products. Some of them also sell products that compete with our products, including those for which we are an alternate source. In all regions of the world, we defer revenue and the related cost of sales on shipments to distributors until the distributors resell the products to their customers. We make sales to distributors under agreements that allow distributors to receive price adjustment credits and to return qualifying products for credit, as determined by us, in order to reduce the amounts of slow-moving, discontinued or obsolete product from their inventory. These agreements limit such returns to a certain percentage of our shipments to that distributor during the prior quarter. In addition, distributors are allowed to return unsold products if we terminate the relationship with the distributor. Additional information relating to our sales to distributors is set forth in Note 2n in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

Segment Financial Information and Geographic Information

We operate and track our results in one reportable segment based on the aggregation of five operating segments.

Through subsidiaries and affiliates, we conduct business in numerous countries outside the United States. During fiscal 2013, we derived approximately 69% of our revenue from customers in international markets. Our international business is subject to risks customarily encountered in foreign operations, including fluctuations in foreign currency exchange rates and controls, import and export controls, and other laws, policies and regulations of foreign governments. Although we engage in hedging transactions to reduce our exposure to currency exchange rate fluctuations, our competitive position may be adversely affected by changes in the exchange rate of the United States dollar against other currencies.

Revenue by geographic region, based on the primary location of our customers' design activity for our products, for fiscal 2013 was as follow:

Geographic Area	Percent of Fiscal 2013 Revenue
United States	31%
Rest of North/South America	4%
Europe	32%
Japan	11%
China	13%
Rest of Asia	9%

For further detail regarding revenue and financial information about our industry, segment and geographic areas, see our Consolidated Financial Statements and Note 4 in the related Notes contained in Item 8 of this Annual Report on Form 10-K.

Customers

We have tens of thousands of customers worldwide. No sales to an individual customer accounted for more than 10% of fiscal year 2013, 2012, or 2011 revenue. These customers use hundreds of different types of our products in a wide range of applications spanning the industrial, automotive, consumer and communication markets. Our largest single customer, excluding distributors, represented approximately 4% of our fiscal 2013 revenue. Our 20 largest customers, excluding distributors, accounted for approximately 34% of our fiscal 2013 revenue.

Seasonality

Sales to customers during our first fiscal quarter may be lower than other quarters due to plant shutdowns at some of our customers during the holiday season. In general, the seasonality for any specific period of time has not had a material impact on our results of operations. In addition, as explained in our risk factors contained in Item 1A of this Annual Report on Form 10-K, our revenue is more likely to be influenced on a quarter to quarter basis by cyclicality in the semiconductor industry.

Production and Raw Materials

Monolithic IC components are manufactured in a sequence of semiconductor production steps that include wafer fabrication, wafer testing, cutting the wafer into individual "chips," or dice, assembly of the dice into packages and electrical testing of the devices in final packaged form. The raw materials used to manufacture these devices include silicon wafers, processing chemicals (including liquefied gases), precious metals and ceramic and plastic used for packaging.

We develop and employ a wide variety of proprietary manufacturing processes that are specifically tailored for use in fabricating high-performance analog, DSP, mixed-signal and MEMS ICs. We also use bipolar and complementary metal-oxide semiconductor, or CMOS, wafer fabrication processes.

Our IC products are fabricated both at our production facilities and by third-party wafer fabricators. Our products are manufactured in our own wafer fabrication facilities using proprietary processes and at third-party wafer-fabrication foundries using sub-micron digital CMOS processes. We currently source approximately 50% of our wafer requirements annually from third-party wafer fabrication foundries, primarily Taiwan Semiconductor Manufacturing Company (TSMC). We operate wafer fabrication facilities in Wilmington, Massachusetts and Limerick, Ireland. We also operate test facilities located in the Philippines and use third-party subcontractors for the assembly and testing of our products.

Capital spending was approximately $123 million in fiscal 2013, compared with approximately $132 million in fiscal 2012. We expect capital expenditures for fiscal 2014 to be approximately $150 million, of which about two-thirds relates to ongoing capital spending, and about one-third relates to capital spending for a new building we are constructing on our campus in Ireland.

Our products require a wide variety of components, raw materials and external foundry services, most of which we purchase from third-party suppliers. We have multiple sources for many of the components and materials that we purchase and incorporate into our products. However, a large portion of our external wafer purchases and foundry services are from a limited number of suppliers, primarily TSMC. If TSMC or any of our other key suppliers are unable or unwilling to manufacture and deliver sufficient quantities of components to us, on the time schedule and of the quality that we require, we may be forced to seek to engage additional or replacement suppliers, which could result in significant expenses and disruptions or delays in manufacturing, product development and shipment of product to our customers. Although we have experienced shortages of components, materials and external foundry services from time to time, these items have generally been available to us as needed.

Backlog

Backlog at the end of fiscal 2013 was approximately $345 million, down from approximately $357 million at the end of fiscal 2012. We define backlog as of a particular date to mean firm orders from a customer or distributor with a requested delivery date within thirteen weeks. Backlog is impacted by the tendency of customers to rely on shorter lead times available from suppliers, including us, in periods of depressed demand. In periods of increased demand, there is a tendency towards longer lead times that has the effect of increasing backlog and, in some instances, we may not have manufacturing capacity sufficient to fulfill all orders. As is customary in the semiconductor industry, we allow most orders to be cancelled or deliveries to be delayed by customers without significant penalty. Accordingly, we believe that our backlog at any time should not be used as an indication of our future revenue.

We typically do not have long-term sales contracts with our customers. In some of our markets where end-user demand may be particularly volatile and difficult to predict, some customers place orders that require us to manufacture product and have it available for shipment, even though the customer is unwilling to make a binding commitment to purchase all, or even any, of the product. In other instances, we manufacture product based on forecasts of customer demand. As a result, we may incur inventory and manufacturing costs in advance of anticipated sales and are subject to the risk of cancellation of orders leading to a sharp reduction of sales and backlog. Further, those orders or forecasts may be for products that meet the customer's unique requirements so that those canceled orders would, in addition, result in an inventory of unsaleable products, resulting in potential inventory write-offs. As a result of lengthy manufacturing cycles for some of our products that are subject to these uncertainties, the amount of unsaleable product could be substantial.

Government Contracts

We estimate that approximately 3% of our fiscal 2013 revenue was attributable to sales to the U.S. government and U.S. government contractors and subcontractors. Our government contract business is predominantly in the form of negotiated, firm, fixed-price subcontracts. Most of these contracts and subcontracts contain standard provisions relating to termination at the election of the U.S. government.

Acquisitions, Divestitures and Investments

An element of our business strategy involves expansion through the acquisition of businesses, assets, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. From time to time, we consider acquisitions and divestitures that may strengthen our business.

On October 31, 2013, we completed the sale of the assets and intellectual property related to our microphone product line to InvenSense, Inc. (InvenSense). We received $100.0 million in cash for the assets and intellectual property at the closing. In addition, we have agreed to provide InvenSense with various transition services subsequent to the closing. We may receive additional cash payments, not to exceed $70.0 million, based on the achievement of certain revenue milestones through the first anniversary of the closing date.

Additional information relating to our acquisition and divestiture activities during fiscal years 2013, 2012 and 2011 is set forth in Note 2u, Note 6 and Note 17 of the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

Competition

We believe that competitive performance in the marketplace for signal processing products depends upon multiple factors, including technological innovation, strength of brand, diversity of product portfolio, product performance, technical support, delivery capabilities, customer service quality, reliability and price, with the relative importance of these factors varying among products, markets, and customers.

We compete with a number of semiconductor companies in markets that are highly competitive. Our competitors include but are not limited to:

- Broadcom Corporation
- Freescale Semiconductor, Inc.
- Infineon Technologies
- Intersil Corporation
- Linear Technology Corporation
- Maxim Integrated Products, Inc.
- Microchip Technology, Inc.
- NXP Semiconductors
- ST Microelectronics
- Silicon Laboratories, Inc.
- Texas Instruments, Inc.

We believe that our technical innovation emphasizing product performance and reliability, supported by our commitment to strong customer service and technical support, enables us to make a fundamental difference to our customers' competitiveness in our chosen markets.

Environment, Health and Safety

We are committed to protecting the environment and the health and safety of our employees, customers and the public. We endeavor to adhere to applicable environmental, health and safety (EHS) regulatory and industry standards across all of our facilities, and to encourage pollution prevention, reduce our water and energy consumption, reduce waste generation, and strive towards continual improvement. We strive to achieve excellence in EHS management practices as an integral part of our total quality management system.

Our management systems are certified to ISO 14001, OHSAS 18001, ISO 9001 and TS16949. We are a member of the Electronic Industry Citizenship Coalition (EICC). Our Sustainability Report, first published in 2009, states our commitment to consuming less energy and applying fair labor standards, among other things. We are not including the information contained in our Sustainability Report in, or incorporating it by reference into this Annual Report on Form 10-K.

Our manufacturing facilities are subject to numerous and increasingly strict federal, state, local and foreign EHS laws and regulations, particularly with respect to the transportation, storage, handling, use, emission, discharge and disposal of certain chemicals used or produced in the semiconductor manufacturing process. Our products are subject to increasingly stringent regulations regarding chemical content in jurisdictions where we sell products, including the Restriction of Hazardous Substances (RoHS) directive in the European Union and China and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) directive in the European Union. Contracts with many of our customers reflect these and additional EHS compliance standards. Compliance with these laws and regulations has not had a material impact on our capital expenditures, earnings, financial condition or competitive position. There can be no assurance, however, that current or future environmental laws and regulations will not impose costly requirements upon us. Any failure by us to comply with applicable environmental laws, regulations and contractual obligations could result in fines, suspension of production, the need to alter manufacturing processes and legal liability.

Employees

As of November 2, 2013, we employed approximately 9,100 individuals worldwide. Our future success depends in large part on the continued service of our key technical and senior management personnel, and on our ability to continue to attract, retain and motivate qualified employees, particularly those highly-skilled design, process, test and applications engineers involved in the design, support and manufacture of new and existing products and processes. We believe that relations with our employees are good; however, the competition for such personnel is intense, and the loss of key personnel could have a material adverse impact on our results of operations and financial condition.

ITEM 1A. RISK FACTORS

Set forth below and elsewhere in this report and in other documents we file with the SEC are descriptions of the risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report.

Disruptions in global credit and financial markets could materially and adversely affect our business and results of operations.

There is significant continuing uncertainty regarding the stability of global credit and financial markets. These economic uncertainties may lead consumers and businesses to postpone spending, which may cause our customers to cancel, decrease or delay their existing and future orders for our products and make it difficult for us to accurately forecast and plan our future business activities. Uncertainty regarding the future stability of the Euro Zone could cause the value of the Euro to deteriorate, thus reducing the purchasing power of our European customers. In addition, financial difficulties experienced by our suppliers or distributors could result in product delays, increased accounts receivable defaults and inventory challenges. During the past few years, many governments adopted stimulus or spending programs designed to ease the economic impact of the crisis. Some of our businesses benefited from these stimulus programs and there can be no assurance that such programs will continue in the future. If economic conditions deteriorate, we may record additional charges relating to restructuring costs or the impairment of assets and our business and results of operations could be materially and adversely affected.

Our future revenue, gross margins, operating results and net income are difficult to predict and may materially fluctuate.

Our future revenue, gross margins, operating results and net income are difficult to predict and may be materially affected by a number of factors, including:

- the effects of adverse economic conditions in the markets in which we sell our products;
- changes in customer demand for our products and for end products that incorporate our products;
- our ability to effectively manage our cost structure in both the short term and over a longer duration;
- the timing of new product announcements or introductions by us, our customers or our competitors;
- competitive pricing pressures;
- fluctuations in manufacturing yields, adequate availability of wafers and other raw materials, and manufacturing, assembly and test capacity;
- the ability of our third-party suppliers, subcontractors and manufacturers to supply us with sufficient quantities of raw materials, products and/or components;
- any significant decline in our backlog;
- the timing, delay or cancellation of significant customer orders and our ability to manage inventory;
- our ability to hire, retain and motivate adequate numbers of engineers and other qualified employees to meet the demands of our customers;
- changes in geographic, product or customer mix;
- our ability to utilize our manufacturing facilities at efficient levels;
- potential significant litigation-related costs;
- the difficulties inherent in forecasting future operating expense levels, including with respect to costs associated with labor, utilities, transportation and raw materials;
- the costs related to compliance with increasing worldwide environmental and social responsibility regulations;
- changes in our effective tax rates in the United States, Ireland or worldwide; and
- the effects of public health emergencies, natural disasters, widespread travel disruptions, security risks, terrorist activities, international conflicts and other events beyond our control.

In addition, the semiconductor market has historically been cyclical and subject to significant economic upturns and downturns. Our business is subject to rapid technological changes and there can be no assurance (i) that products stocked in our inventory will not be rendered obsolete before we ship them, or (ii) that we will be able to produce products in a timely fashion to accommodate changing customer demand. As a result of these and other factors, there can be no assurance that we will not experience material fluctuations in future revenue, gross margins, operating results and net income on a quarterly or annual basis. In addition, if our revenue, gross margins, operating results and net income do not meet the expectations of securities analysts or investors, the market price of our common stock may decline.

Changes in our effective tax rate may impact our results of operations.

A number of factors may increase our future effective tax rate, including: changes in tax laws or the interpretation of such tax laws; increases in tax rates in various jurisdictions; variation in the jurisdictions in which profits are earned and taxed; any adverse resolution of ongoing tax audits or adverse rulings from taxing authorities worldwide; changes in the valuation of our deferred tax assets and liabilities; adjustments to income taxes upon finalization of various tax returns; increases in expenses not deductible for tax purposes, including executive compensation subject to the limitations of Section 162(m) of the Internal Revenue Code and amortization of assets acquired in connection with strategic transactions; decreased availability of tax deductions for stock-based compensation awards worldwide; and changes in available tax credits. Any significant increase in our future effective tax rates could adversely impact our net income during future periods.

Long-term contracts are not typical for us and reductions, cancellations or delays in orders for our products could adversely affect our operating results.

We typically do not have long-term sales contracts with our customers. In certain markets where end-user demand may be particularly volatile and difficult to predict, some customers place orders that require us to manufacture product and have it available for shipment, even though the customer is unwilling to make a binding commitment to purchase all, or even any, of the product. In other instances, we manufacture product based on forecasts of customer demands. As a result, we may incur inventory and manufacturing costs in advance of anticipated sales and are subject to the risk of cancellations of orders, leading to a sharp reduction of sales and backlog. Further, orders or forecasts may be for products that meet the customer's unique requirements so that those canceled or unrealized orders would, in addition, result in an inventory of unsaleable products, causing potential inventory write-offs. As a result of lengthy manufacturing cycles for certain of the products that are subject to these uncertainties, the amount of unsaleable product could be substantial. Incorrect forecasts, or reductions, cancellations or delays in orders for our products could adversely affect our operating results.

Our future success depends upon our ability to continue to innovate, improve our products, develop and market new products, and identify and enter new markets.

Our future success significantly depends on our continued ability to improve our products and develop and market innovative new products. Product development, innovation and enhancement is often a complex, time-consuming and costly process involving significant investment in research and development, with no assurance of return on investment. There can be no assurance that we will be able to develop and introduce new and improved products in a timely or efficient manner or that new and improved products, if developed, will achieve market acceptance. Our products generally must conform to various evolving and sometimes competing industry standards, which may adversely affect our ability to compete in certain markets or require us to incur significant costs. In addition, our customers generally impose very high quality and reliability standards on our products, which often change and may be difficult or costly to satisfy. Any inability to satisfy customer quality standards or comply with industry standards and technical requirements may adversely affect demand for our products and our results of operations. In addition, our growth is dependent on our continued ability to identify and penetrate new markets where we have limited experience and competition is intense. Also, some of our customers in these markets are less established, which could subject us to increased credit risk. There can be no assurance that the markets we serve will grow in the future, that our existing and new products will meet the requirements of these markets, that our products will achieve customer acceptance in these markets, that competitors will not force price reductions or take market share from us, or that we can achieve or maintain adequate gross margins or profits in these markets. Furthermore, a decline in demand in one or several of our end-user markets could have a material adverse effect on the demand for our products and our results of operations.

We may not be able to compete successfully in markets within the semiconductor industry in the future.

We face intense technological and pricing competition in the semiconductor industry, and we expect this competition to increase in the future, including from companies located outside the United States. Many companies have sufficient financial, manufacturing, technical, sales and marketing resources to develop and market products that compete with our products. Some of our competitors may have more advantageous supply or development relationships with our current and potential customers or suppliers. Our competitors also include emerging companies selling specialized products in markets we serve.
Competition is generally based on design and quality of products, product performance, features and functionality, and product pricing, availability and capacity, with the relative importance of these factors varying among products, markets and customers. Existing or new competitors may develop products or technologies that more effectively address the demands of our customers and markets with enhanced performance, features and functionality, lower power requirements, greater levels of integration or lower cost. Increased competition in certain markets has resulted in and may continue to result in declining average selling prices, reduced gross margins and loss of market share in those markets. There can be no assurance that we will be able to

compete successfully in the future against existing or new competitors, or that our operating results will not be adversely affected by increased competition.

We rely on third-party suppliers, subcontractors and manufacturers for some industry-standard wafers, manufacturing processes and assembly and test services, and generally cannot control their availability or conditions of supply.

We rely, and plan to continue to rely, on suppliers, assembly and test subcontractors, and third-party wafer fabricators to supply most of our wafers that can be manufactured using industry-standard submicron processes. This reliance involves several risks, including reduced control over availability, capacity utilization, delivery schedules, manufacturing yields, and costs. We currently source approximately 50% of our wafer requirements annually from third-party wafer fabrication foundries, primarily Taiwan Semiconductor Manufacturing Company, or TSMC. In addition, these suppliers often provide manufacturing services to our competitors and therefore periods of increased industry demand may result in capacity constraints. In certain instances, the third-party supplier is the sole source of highly specialized processing services. If our suppliers are unable or unwilling to manufacture and deliver components to us on the time schedule and of the quality or quantity that we require or provide us with required manufacturing processes, we may be forced to seek to engage additional or replacement suppliers, which could result in additional expenses and delays in product development or shipment of product to our customers. If replacement suppliers or manufacturing processes are not available, we may also experience delays in product development or shipment which could, in turn, result in the temporary or permanent loss of customers.

The markets for semiconductor products are cyclical, and increased production may lead to overcapacity and lower prices, and conversely, we may not be able to satisfy unexpected demand for our products.

The cyclical nature of the semiconductor industry has resulted in periods when demand for our products has increased or decreased rapidly. If we expand our operations and workforce too rapidly or procure excessive resources in anticipation of increased demand for our products, and that demand does not materialize at the pace at which we expect, or declines, or if we overbuild inventory in a period of decreased demand, our operating results may be adversely affected as a result of increased operating expenses, reduced margins, underutilization of capacity or asset impairment charges. These capacity expansions by us and other semiconductor manufacturers could also lead to overcapacity in our target markets which could lead to price erosion that would adversely impact our operating results. Conversely, during periods of rapid increases in demand, our available capacity may not be sufficient to satisfy the demand. In addition, we may not be able to expand our workforce and operations in a sufficiently timely manner, procure adequate resources and raw materials, or locate suitable third-party suppliers, to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers, and our current or future business could be materially and adversely affected.

Our semiconductor products are complex and we may be subject to product warranty and indemnity claims, which could result in significant costs and damage to our reputation and adversely affect the market acceptance of our products.

Semiconductor products are highly complex and may contain defects when they are first introduced or as new versions are developed. We generally warrant our products to our customers for one year from the date title passes from us. We invest significant resources in the testing of our products; however, if any of our products contain defects, we may be required to incur additional development and remediation costs, pursuant to warranty and indemnification provisions in our customer contracts and purchase orders. These problems may divert our technical and other resources from other product development efforts and could result in claims against us by our customers or others, including liability for costs associated with product recalls, which may adversely impact our operating results. We may also be subject to customer indemnity claims. Our customers have on occasion been sued, and may in the future be sued, by third parties alleging infringement of intellectual property rights, or damages resulting from use of our products. Those customers may seek indemnification from us under the terms and conditions of our sales contracts with them. In certain cases, our potential indemnification liability may be significant. If any of our products contains defects, or has reliability, quality or compatibility problems, our reputation may be damaged, which could make it more difficult for us to sell our products to existing and prospective customers and could adversely affect our operating results.

We have manufacturing processes that utilize a substantial amount of technology as the fabrication of integrated circuits is a highly complex and precise process. Minute impurities, contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used in the wafer manufacturing process, manufacturing equipment failures, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous dice on each wafer to be nonfunctional. While we have significant expertise in semiconductor manufacturing, it is possible that some processes could become unstable. This instability could result in manufacturing delays and product shortages, which could have a material adverse effect on our operating results.

We are involved in frequent litigation, including regarding intellectual property rights, which could be costly to bring or defend and could require us to redesign products or pay significant royalties.

The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights, including claims arising under our contractual obligations to indemnify our customers. Other companies or individuals have obtained patents covering a variety of semiconductor designs and processes, and we might be required to obtain licenses under some of these patents or be precluded from making and selling infringing products, if those patents are found to be valid and infringed by us. In the event a third party makes a valid intellectual property claim against us and a license is not available to us on commercially reasonable terms, or at all, we could be forced either to redesign or to stop production of products incorporating that intellectual property, and our operating results could be materially and adversely affected. Litigation may be necessary to enforce our patents or other of our intellectual property rights or to defend us against claims of infringement, and this litigation could be costly and divert the attention of our key personnel. We could be subject to indemnity, warranty or product liability claims that could lead to significant costs and expenses as we defend those claims or pay damage awards. There can be no assurance that we are adequately insured to protect against all claims and potential liabilities. We may incur costs and expenses relating to a recall of our customers' products due to an alleged failure of components we supply. An adverse outcome in litigation could have a material adverse effect on our financial position or on our operating results or cash flows in the period in which the litigation is resolved.

We may be unable to adequately protect our proprietary intellectual property rights, which may limit our ability to compete effectively.

Our future success depends, in part, on our ability to protect our intellectual property. We primarily rely on patent, mask work, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. Despite our efforts to protect our intellectual property, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, products and processes. Moreover, the laws of foreign countries in which we design, manufacture, market and sell our products may afford little or no effective protection of our proprietary intellectual property.

There can be no assurance that the claims allowed in our issued patents will be sufficiently broad to protect our technology. In addition, any of our existing or future patents may be challenged, invalidated or circumvented. As such, any rights granted under these patents may not provide us with adequate protection. We may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If our patents and mask works do not adequately protect our technology, our competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents.

We generally enter into confidentiality agreements with our employees, consultants and strategic partners. We also try to control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products or technology without our authorization. Also, former employees may seek employment with our business partners, customers or competitors, and there can be no assurance that the confidential nature of our proprietary information will be maintained in the course of such future employment.

A significant disruption in, or breach in security of, our information technology systems could materially and adversely affect our business or reputation.

We rely on information technology systems throughout our Company to keep financial records, process orders, manage inventory, coordinate shipments to customers, and operate other critical functions. Our information technology systems may be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, telecommunication failures, user errors, catastrophes or other unforeseen events. We may also be subject to security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, or acts of vandalism by third parties. Our security measures or those of our third party service providers may not detect or prevent security breaches. If we were to experience a prolonged disruption in the information technology systems that involve our interactions with customers or suppliers, it could result in the loss of sales and customers and significant incremental costs, which could adversely affect our business. In addition, security breaches of our information technology systems could result in the misappropriation or unauthorized disclosure of confidential information belonging to us or to our employees, partners, customers or suppliers, which could result in our suffering significant financial or reputational damage.

If we do not retain our key personnel, our ability to execute our business strategy will be adversely affected.

Our continued success depends to a significant extent upon the recruitment, retention and effective succession of our executive officers and key management and technical personnel, particularly our experienced engineers. The competition for these employees is intense. The loss of the services of one or more of our key personnel could have a material adverse effect on our operating results. In addition, there could be a material adverse effect on our business should the turnover rates for engineers and other key personnel increase significantly or if we are unable to continue to attract qualified personnel. We do not maintain any key person life insurance policy on any of our officers or employees.

To remain competitive, we may need to acquire other companies, purchase or license technology from third parties, or enter into other strategic transactions in order to introduce new products or enhance our existing products.

An element of our business strategy involves expansion through the acquisitions of businesses, assets, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. We may not be able to find businesses that have the technology or resources we need and, if we find such businesses, we may not be able to purchase or license the technology or resources on commercially favorable terms or at all. Acquisitions and technology licenses are difficult to identify and complete for a number of reasons, including the cost of potential transactions, competition among prospective buyers and licensees, the need for regulatory approvals, and difficulties related to integration efforts. Both in the U.S. and abroad, governmental regulation of acquisitions has become more complex, increasing the costs and risks of undertaking significant acquisitions. In order to finance a potential transaction, we may need to raise additional funds by issuing securities or borrowing money. We may not be able to find financing on favorable terms, and the sale of our stock may result in the dilution of our existing shareholders or the issuance of securities with rights that are superior to the rights of our common shareholders.

Acquisitions also involve a number of risks, including:

- difficulty integrating acquired technologies, operations and personnel with our existing businesses;
- diversion of management attention in connection with both negotiating the acquisitions and integrating the assets;
- strain on managerial and operational resources as management tries to oversee larger operations;
- the future funding requirements for acquired companies, which may be significant;
- potential loss of key employees;
- exposure to unforeseen liabilities of acquired companies; and
- increased risk of costly and time-consuming litigation.

If we are unable to successfully address these risks, we may not realize some or all of the expected benefits of the acquisition, which may have an adverse effect on our business plans and operating results.

We rely on supplies, services and manufacturing capacity located in geologically unstable areas, which could affect our ability to produce products.

We, like many companies in the semiconductor industry, rely on supplies, services, internal manufacturing capacity, wafer fabrication foundries and other sub-contractors in geologically unstable locations around the world. This reliance involves risks associated with the impact of earthquakes on us and the semiconductor industry, including temporary loss of capacity, availability and cost of key raw materials, utilities and equipment and availability of key services, including transport of our products worldwide. For example, in fiscal 2011, our revenue in Japan declined as a result of the severe earthquake and tsunami in that country. In addition, flooding in Thailand and the Philippines in 2012 had disruptive effects on local semiconductor-related businesses. Any prolonged inability to utilize one of our manufacturing facilities, or those of our subcontractors or third-party wafer fabrication foundries, as a result of fire, flood, natural disaster, unavailability of utilities or otherwise, could result in a temporary or permanent loss of customers for affected products, which could have a material adverse effect on our results of operations and financial condition.

We are exposed to business, economic, political, legal and other risks through our significant worldwide operations.

We have significant operations and manufacturing facilities outside the United States, including in Ireland and the Philippines. Approximately 69% of our revenue is derived from customers in international markets. Although we engage in hedging transactions to reduce our exposure to currency exchange rate fluctuations, there can be no assurance that our competitive position will not be adversely affected by changes in the exchange rate of the United States dollar against other currencies. Potential interest rate increases, as well as high energy costs, could have an adverse impact on industrial and consumer spending patterns and could adversely impact demand for our products. At November 2, 2013, our principal source of liquidity was $4,682.9 million of cash and cash equivalents and short-term investments, of which approximately $1,318.9 million was held in the United States and the remaining balance was held outside the United States in various foreign subsidiaries. As we intend to reinvest our foreign earnings indefinitely, this cash held outside the United States is not readily available to meet our cash requirements in the United States. We require a substantial amount of cash in the United States for operating requirements, stock repurchases, cash dividends and acquisitions. If we are unable to address our U.S. cash requirements through operations, through borrowings under our current credit facility, through future debt or equity offerings or from other sources of cash obtained at an acceptable cost, it may be necessary for us to consider repatriation of earnings that are permanently reinvested, and we may be required to pay additional taxes under current tax laws, which could have a material effect on our results of operations and financial condition.

In addition to being exposed to the ongoing economic cycles in the semiconductor industry, we are also subject to the economic, political and legal risks inherent in international operations, including the risks associated with the recent crisis in global credit and financial markets, ongoing uncertainties and political and economic instability in many countries around the world, as well as economic disruption from acts of terrorism and the response to them by the United States and its allies. Other business risks associated with global operations include increased managerial complexities, air transportation disruptions, expropriation, currency controls, currency exchange rate movement, additional costs related to foreign taxes, tariffs and freight rate increases, exposure to different business practices and legal standards, particularly with respect to price protection, competition practices, intellectual property, anti-corruption and environmental compliance, trade and travel restrictions, pandemics, import and export license requirements and restrictions, difficulties in staffing and managing worldwide operations, and accounts receivable collections. We also incur significant costs associated with our foreign defined benefit pension plans. There can be no assurance that the value of the plan assets will be sufficient in the future and it is possible that we may be required to make higher cash contributions to the plans in future years, which would reduce the cash available for other business purposes.

We expect to continue to expand our business and operations in China. Our success in the Chinese markets may be adversely affected by China's continuously evolving laws and regulations, including those relating to taxation, import and export tariffs, currency controls, environmental regulations, indigenous innovation, and intellectual property rights and enforcement of those rights. Enforcement of existing laws or agreements may be inconsistent. In addition, changes in the political environment, governmental policies or U.S.-China relations could result in revisions to laws or regulations or their interpretation and enforcement, exposure of our proprietary intellectual property, increased taxation, restrictions on imports, import duties or currency revaluations, which could have an adverse effect on our business plans and operating results.

Our operating results are dependent on the performance of independent distributors.

A significant portion of our sales are through independent distributors that are not under our control. These independent distributors generally represent product lines offered by several companies and thus could reduce their sales efforts applied to our products or they could terminate their representation of us. We generally do not require letters of credit from our distributors and are not protected against accounts receivable default or declarations of bankruptcy by these distributors. Our inability to collect open accounts receivable could adversely affect our operating results. Termination of a significant distributor, whether at our initiative or the distributor's initiative or through consolidation in the distribution industry, could disrupt our current business, and if we are unable to find suitable replacements, our operating results could be adversely affected.

We are subject to increasingly strict environmental, health and safety (EHS) regulations, which could increase our expenses and affect our operating results.

Our industry is subject to increasingly strict EHS requirements, particularly those environmental requirements that control and restrict the sourcing, use, transportation, emission, discharge, storage and disposal of certain chemicals, minerals, elements and materials used or produced in the semiconductor manufacturing process. Public attention to environmental, sustainability and social responsibility concerns continues to increase, and our customers routinely include stringent environmental and other standards in their contracts with us. Changes in environmental laws or regulations may require us to invest in costly equipment or alter the way our products are made. In addition, we use hazardous and other regulated materials that subject us to risks of strict liability for damages caused by potential or actual releases of such materials. Any failure to control such materials adequately or to comply with statutory or regulatory standards or contractual obligations could result in liability for damages, penalties, and civil and criminal fines, and might damage our reputation, increase our expenses, and adversely affect our operating results.

Compliance with new "conflict minerals" rules recently promulgated by the Securities and Exchange Commission will result in increased costs related to investigations to determine the sources of raw materials used in our products, and to any resulting changes to products, processes or sources of supply. The implementation of these rules could also adversely affect the sourcing, supply and pricing of materials used in our products. New climate change laws and regulations could require us to change our manufacturing processes or obtain substitute materials that may cost more or be less available for our manufacturing operations. In addition, new restrictions on emissions of carbon dioxide or other greenhouse gases could result in significant costs for us. The Commonwealth of Massachusetts has adopted greenhouse gas regulations, and the U.S. Congress may pass federal greenhouse gas legislation in the future. The U.S. Environmental Protection Agency (EPA) has issued greenhouse gas reporting regulations that may apply to certain of our operations. The EPA is developing other climate change-based regulations, as are certain states, that also may increase our expenses and adversely affect our operating results. We expect increased worldwide regulatory activity relating to climate change in the future. Compliance with these laws and regulations has not had a material impact on our capital expenditures, earnings, financial condition or competitive position. There is no assurance that the cost to comply with current or future EHS laws and regulations will not exceed our estimates or adversely affect our financial condition or results of operations. Additionally, any failure by us to comply with applicable EHS requirements or contractual obligations could result in penalties, civil and criminal fines, suspension of or changes to production, legal liability and damage to our reputation.

If we are unable to generate sufficient cash flow, we may not be able to service our debt obligations, including making payments on our outstanding senior unsecured notes.

In April 2011, we issued in a public offering \$375.0 million aggregate principal amount of 3.0% senior unsecured notes due April 15, 2016 (the 2016 Notes). In June 2013, we issued in a public offering \$500.0 million aggregate principal amount of 2.875% senior unsecured notes due June 1, 2023 (the 2023 Notes and together with the 2016 Notes, the Notes). Our ability to make payments of principal and interest on our indebtedness when due depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our consolidated operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our outstanding debt, we may be required to, among other things:

- seek additional financing in the debt or equity markets;
- refinance or restructure all or a portion of our indebtedness, including the Notes;
- borrow under our existing revolving credit facility;
- divert funds that would otherwise be invested in our operations;
- sell selected assets; or
- reduce or delay planned capital expenditures or operating expenditures.

Such measures might not be sufficient to enable us to service our debt, including the Notes, which could negatively impact our financial results. In addition, any such financing, refinancing or sale of assets might not be possible on economically favorable terms.

Restrictions in our revolving credit facility and outstanding debt instruments may limit our activities.

Our current revolving credit facility and our outstanding senior unsecured notes impose, and future debt instruments to which we may become subject may impose, restrictions that limit our ability to engage in activities that could otherwise benefit our Company, including to undertake certain transactions, to create certain liens on our assets and to incur certain subsidiary indebtedness. Our ability to comply with these financial restrictions and covenants is dependent on our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control such as foreign exchange rates, interest rates, changes in technology and changes in the level of competition. In addition, our revolving credit facility requires us to maintain compliance with specified financial ratios. If we breach any of the covenants under our revolving credit facility or the indenture governing our outstanding Notes and do not obtain appropriate waivers, then, subject to applicable cure periods, our outstanding indebtedness thereunder could be declared immediately due and payable.

Our stock price may be volatile.

The market price of our common stock has been volatile in the past and may be volatile in the future, as it may be significantly affected by the following factors:

- crises in global credit, debt and financial markets;
- actual or anticipated fluctuations in our revenue and operating results;
- changes in financial estimates by securities analysts or our failure to perform in line with those estimates or our published guidance;
- changes in market valuations of other semiconductor companies;

- announcements by us or our competitors of significant new products, technical innovations, material transactions, acquisitions or dispositions, litigation or capital commitments;
- departures of key personnel;
- alleged noncompliance with laws, regulations or ethics standards by us or any of our employees, officers or directors; and
- negative media publicity targeting us or our suppliers, customers or competitors.

The stock market has historically experienced volatility, especially within the semiconductor industry, that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Norwood, Massachusetts. Manufacturing and other operations are conducted in several locations worldwide. The following tables provide certain information about our principal general offices and manufacturing facilities:

Principal Properties Owned:	Use	Approximate Total Sq. Ft.
Wilmington, MA	Wafer fabrication, testing, engineering, marketing and administrative offices	586,000 sq. ft.
Cavite, Philippines	Wafer probe and testing, warehouse, engineering and administrative offices	605,000 sq. ft.
Limerick, Ireland	Wafer fabrication, wafer probe and testing, engineering and administrative offices	351,500 sq. ft.
Greensboro, NC	Product testing, engineering and administrative offices	99,000 sq. ft.
San Jose, CA	Engineering, administrative offices	77,000 sq. ft.

Principal Properties Leased:	Use	Approximate Total Sq. Ft.	Lease Termination (fiscal year)	Renewals
Norwood, MA	Corporate headquarters, engineering, components testing, sales and marketing offices	130,000 sq. ft.	2017	2, five-yr. periods
Bangalore, India	Engineering	75,000 sq. ft.	2018	1, five-yr. period
Greensboro, NC	Engineering and administrative offices	51,000 sq. ft.	2018	2, three-yr. periods
Shanghai, China	Engineering	59,000 sq. ft.	2018	2, 1 two-yr. period, 1 three-yr. period
Tokyo, Japan	Engineering	36,400 sq. ft.	2014	1, two-yr. period
Beijing, China	Engineering	33,000 sq. ft.	2014	1, two-yr. period

In addition to the principal leased properties listed in the above table, we also lease sales offices and other premises at 18 locations in the United States and 48 locations internationally under operating lease agreements. These leases expire at various dates through the year 2020. We do not anticipate experiencing significant difficulty in retaining occupancy of any of our manufacturing, office or sales facilities through lease renewals prior to expiration or through month-to-month occupancy, or in replacing them with equivalent facilities. For information concerning our obligations under all operating leases see Note 11 in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

From time to time in the ordinary course of our business, various claims, charges and litigation are asserted or commenced against us arising from, or related to, contractual matters, patents, trademarks, personal injury, environmental matters, product liability, insurance coverage and personnel and employment disputes. As to such claims and litigation, we can give no assurance that we will prevail. We do not believe that any current legal matters will have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth (i) the name, age and position of each of our executive officers and (ii) the business experience of each person named in the table during at least the past five years. There is no family relationship among any of our executive officers.

Executive Officer	Age	Position(s)	Business Experience
Vincent Roche	53	President and Chief Executive Officer	Chief Executive Officer since May 2013; President since November 2012; Vice President, Strategic Segments Group and Global Sales from October 2009 to November 2012; Vice President, Worldwide Sales from March 2001 to October 2009; Vice President and General Manager, Silicon Valley Business Units and Computer & Networking from 1999 to March 2001; Product Line Director from 1995 to 1999; Product Marketing Manager from 1988 to 1995.
David A. Zinsner	44	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer since January 2009; Senior Vice President and Chief Financial Officer Intersil Corporation from 2005 to December 2008; Corporate Controller and Treasurer Intersil Corporation from 2000 to 2005. Corporate Treasurer Intersil Corporation from 1999 to 2000.
Samuel H. Fuller	67	Vice President, Research and Development and Chief Technology Officer	Vice President, Research and Development since March 1998; Chief Technology Officer since March 2006; Vice President of Research and Chief Scientist of Digital Equipment Corp. from 1983 to 1998 and Engineering Manager of the VAX Architecture Group of Digital Equipment Corp. from 1978 to 1983.
Robert R. Marshall	59	Vice President, Worldwide Manufacturing	Vice President, Worldwide Manufacturing since February 1994; Vice President, Manufacturing, Limerick Site, Analog Devices, B.V. - Limerick, Ireland from November 1991 to February 1994; Plant Manager, Analog Devices, B.V. - Limerick, Ireland from January 1991 to November 1991.
William Matson	54	Vice President, Human Resources	Vice President, Human Resources since November 2006; Chief Human Resource Officer of Lenovo from January 2005 to June 2006; General Manager of IBM Business Transformation Outsourcing from September 2003 to April 2005; Vice President, Human Resources of IBM Asia Pacific Region from December 1999 to September 2003.
Robert McAdam	62	Executive Vice President, Strategic Business Segments Group	Executive Vice President, Strategic Business Segments Group since November 2012; Vice President, Core Products and Technologies Group from October 2009 to November 2012; Vice President and General Manager, Analog Semiconductor Components from February 1994 to September 2009; Vice President and General Manager, Analog Devices, B.V. - Limerick, Ireland from January 1991 to February 1994; Product Line Manager, Analog Devices, B.V. - Limerick, Ireland from October 1988 to January 1991.

Executive Officer	Age	Position(s)	Business Experience
Richard Meaney	56	Vice President, Products and Technologies Group	Vice President, Products and Technologies Group since November 2012; Vice President, Converters from August 2009 to November 2012; Vice President, Precision Signal Processing from October 1999 to August 2009; Product Line Director from August 1991 to September 1999; Engineering Manager from August 1988 to July 1991; Design Engineer Analog Devices B.V. Limerick, Ireland from August 1979 to July 1988.
Margaret K. Seif	52	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary since January 2006; Senior Vice President, General Counsel and Secretary of RSA Security Inc. from January 2000 to November 2005; Vice President, General Counsel and Secretary of RSA Security Inc. from June 1998 to January 2000.
Thomas Wessel	46	Vice President, Worldwide Sales	Vice President, Worldwide Sales since March 2012; Vice President, Worldwide Automotive Segment from November 2009 to March 2012; Vice President, European Sales and Marketing from June 2008 to November 2009; Managing Director, European Sales and Marketing from June 2005 to June 2008.
Eileen Wynne	47	Vice President, Corporate Controller and Chief Accounting Officer	Vice President and Chief Accounting Officer since May 2013; Corporate Controller since April 2011; Assistant Corporate Controller from February 2004 to April 2011.
Robert Yung	51	Vice President, Corporate Development and Chief Strategy Officer	Vice President, Corporate Development and Chief Strategy Officer since December 2011; Executive Vice President and Chief Technology Officer, Tessera Technologies, Inc. from May 2009 to May 2011; Vice President and Chief Technology Officer of PMC-Sierra Inc., from September 2005 to May 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on The NASDAQ Global Select Market under the symbol ADI. Prior to April 2, 2012, our common stock was listed on the New York Stock Exchange. The tables below set forth the high and low sales prices per share of our common stock on the applicable exchange and the dividends declared for each quarterly period within our two most recent fiscal years.

High and Low Sales Prices of Common Stock

	Fiscal 2013		Fiscal 2012	
Period	**High**	**Low**	**High**	**Low**
First Quarter	$44.74	$38.74	$40.38	$32.18
Second Quarter	$47.27	$41.81	$40.83	$36.95
Third Quarter	$50.00	$43.86	$39.94	$34.25
Fourth Quarter	$49.79	$45.28	$41.79	$37.82

Dividends Declared Per Outstanding Share of Common Stock

In fiscal 2013 and fiscal 2012, we paid a cash dividend in each quarter as follows:

Period	Fiscal 2013	Fiscal 2012
First Quarter	$0.30	$0.25
Second Quarter	$0.34	$0.30
Third Quarter	$0.34	$0.30
Fourth Quarter	$0.34	$0.30

During the first quarter of fiscal 2014, on November 25, 2013, our Board of Directors declared a cash dividend of $0.34 per outstanding share of common stock. The dividend will be paid on December 17, 2013 to all shareholders of record at the close of business on December 6, 2013. The payment of future dividends, if any, will be based on several factors including our financial performance, outlook and liquidity.

Information regarding our equity compensation plans and the securities authorized for issuance thereunder is set forth in Item 12 below.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased(a)	Average Price Paid Per Share(b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(c)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
August 4, 2013 through August 31, 2013	576	$ 48.31	—	$ 560,974,387
September 1, 2013 through September 28, 2013	86,773	$ 47.34	84,500	$ 556,976,413
September 29, 2013 through November 2, 2013	829,172	$ 46.64	828,100	$ 518,353,105
Total	916,521	$ 46.71	912,600	$ 518,353,105

(a) Includes 3,921 shares withheld by us from employees to satisfy employee tax obligations upon vesting of restricted stock units granted to our employees under our equity compensation plans.

(b) The average price paid per share of stock repurchased under the stock repurchase program includes the commissions paid to the brokers. The average price paid for shares in connection with vesting of restricted stock are averages of the closing stock price at the vesting date which is used to calculate the number of shares to be withheld.

(c) Shares repurchased pursuant to the stock repurchase program publicly announced on August 12, 2004. In the aggregate, our Board of Directors has authorized us to repurchase $5.0 billion of our common stock. Under the repurchase program, we may repurchase outstanding shares of our common stock from time to time in the open market and through privately negotiated transactions. Unless terminated earlier by resolution of our Board of Directors, the repurchase program will expire when we have repurchased all shares authorized for repurchase under the repurchase program.

The number of holders of record of our common stock at November 25, 2013 was 2,373. This number does not include shareholders for whom shares are held in a "nominee" or "street" name. On November 1, 2013, the last reported sales price of our common stock on The NASDAQ Global Select Market was $49.68 per share.

Comparative Stock Performance Graph

The following graph compares cumulative total shareholder return on our common stock since November 1, 2008 with the cumulative total return of the Standard & Poor's (S&P) 500 Index and the S&P Semiconductors Index. This graph assumes the investment of $100 on November 1, 2008 in our common stock, the S&P 500 Index and the S&P Semiconductors Index and assumes all dividends are reinvested. Measurement points are the last trading day for each respective fiscal year.



$300
$250
$200
$150
$100
$50
$0
11/1/08
10/31/09
10/30/10
10/29/11
11/3/12
11/2/13
100.00
124.74
124.56
109.80
168.38
148.65
127.94
193.40
168.52
138.29
210.66
159.32
153.18
270.72
202.61
199.15
Analog Devices, Inc.
S&P 500
S&P Semi conductors

ITEM 6. SELECTED FINANCIAL DATA

The following table includes selected financial data for each of our last five fiscal years.

(thousands, except per share amounts)	2013	2012	2011	2010	2009
Statement of Operations data:					
Total revenue from continuing operations	$ 2,633,689	$ 2,701,142	$ 2,993,320	$ 2,761,503	$ 2,014,908
Income from continuing operations, net of tax	673,487	651,236	860,894	711,225	247,408
Total income from discontinued operations, net of tax	—	—	6,500	859	364
Net income	673,487	651,236	867,394	712,084	247,772
Income per share from continuing operations, net of tax:					
Basic	2.19	2.18	2.88	2.39	0.85
Diluted	2.14	2.13	2.79	2.33	0.85
Net income per share					
Basic	2.19	2.18	2.90	2.39	0.85
Diluted	2.14	2.13	2.81	2.33	0.85
Cash dividends declared per common share	1.32	1.15	0.94	0.84	0.80
Balance Sheet data:					
Total assets	$ 6,381,750	$ 5,620,347	$ 5,277,635	$ 4,328,831	$ 3,369,407
Debt	$ 872,241	$ 821,598	$ 886,376	$ 400,635	$ 379,626

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (all tabular amounts in thousands except per share amounts)

During the first quarter of fiscal 2008, we sold our baseband chipset business and related support operations, which we refer to as the Baseband Chipset Business, to MediaTek Inc. The financial results of this business is presented as discontinued operations in the consolidated statements of income for all periods presented. Unless otherwise noted, this Management's Discussion and Analysis relates only to financial results from continuing operations.

Results of Operations

Overview

	Fiscal Year			2013 over 2012		2012 over 2011	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
Revenue	$2,633,689	$2,701,142	$2,993,320	$ (67,453)	(2)%	$(292,178)	(10)%
Gross Margin %	64.3%	64.5%	66.4%				
Net income from Continuing Operations	$ 673,487	$ 651,236	$ 860,894	$ 22,251	3 %	$(209,658)	(24)%
Net income from Continuing Operations as a % of Revenue	25.6%	24.1%	28.8%				
Diluted EPS from Continuing Operations	$ 2.14	$ 2.13	$ 2.79	$ 0.01	— %	$ (0.66)	(24)%
Diluted EPS	$ 2.14	$ 2.13	$ 2.81	$ 0.01	— %	$ (0.68)	(24)%

Fiscal 2013 and fiscal 2011 were 52-week years. Fiscal 2012 was a 53-week year. The additional week in fiscal 2012 was included in the first quarter ended February 4, 2012.

The year-to-year revenue changes by end market and product category are more fully outlined below under *Revenue Trends by End Market* and *Revenue Trends by Product Type.*

During fiscal 2013, our revenue decreased 2% compared to fiscal 2012. Our diluted earnings per share from continuing operations increased to $2.14 in fiscal 2013 from $2.13 in fiscal 2012. Cash flow from operations in fiscal 2013 was $912.3 million, or 34.6% of revenue. The year-to-year decrease in revenue was primarily attributable to one less week of operations in fiscal 2013 as compared to fiscal 2012 and continued weakness in the global economic environment. We believe that our variable cost structure and continued efforts to manage production, inventory levels and expenses helped to mitigate the effect of the lower sales level on our earnings.

Revenue Trends by End Market

The following table summarizes revenue by end market. The categorization of revenue by end market is determined using a variety of data points including the technical characteristics of the product, the "sold to" customer information, the "ship to" customer information and the end customer product or application into which our product will be incorporated. As data systems for capturing and tracking this data evolve and improve, the categorization of products by end market can vary over time. When this occurs, we reclassify revenue by end market for prior periods. Such reclassifications typically do not materially change the sizing of, or the underlying trends of results within, each end market.

	2013			2012		2011	
	Revenue	% of Total Product Revenue*	Y/Y%	Revenue	% of Total Product Revenue	Revenue	% of Total Product Revenue
Industrial	$ 1,219,798	46%	(2)%	$ 1,246,380	46%	$ 1,416,686	47%
Automotive	481,803	18%	4%	463,927	17%	418,419	14%
Consumer	403,649	15%	(13)%	464,103	17%	556,056	19%
Communications	528,439	20%	—%	526,732	20%	602,159	20%
Total Revenue	**$ 2,633,689**	100%	(2)%	**$ 2,701,142**	100%	**$ 2,993,320**	100%

* The sum of the individual percentages do not equal the total due to rounding.

The year-to-year decrease in revenue in the industrial and consumer end markets in fiscal 2013 was primarily the result of a weak global economic environment and one less week of operations in fiscal 2013 as compared to fiscal 2012. Automotive end market revenue increased in fiscal 2013 primarily as a result of increasing electronic content in vehicles.

The year-to-year decrease in revenue in the industrial, consumer and communications end markets in fiscal 2012 was primarily the result of a broad-based decrease in demand in these end markets. Automotive end market revenue increased in fiscal 2012 primarily as a result of increasing electronic content in vehicles.

Revenue Trends by Product Type

The following table summarizes revenue by product categories. The categorization of our products into broad categories is based on the characteristics of the individual products, the specification of the products and in some cases the specific uses that certain products have within applications. The categorization of products into categories is therefore subject to judgment in some cases and can vary over time. In instances where products move between product categories, we reclassify the amounts in the product categories for all prior periods. Such reclassifications typically do not materially change the sizing of, or the underlying trends of results within, each product category.

	2013			2012		2011	
	Revenue	% of Total Product Revenue*	Y/Y%	Revenue	% of Total Product Revenue*	Revenue	% of Total Product Revenue
Converters	$ 1,180,072	45%	(1)%	$ 1,192,064	44%	$ 1,343,487	45%
Amplifiers/Radio frequency	682,759	26%	(2)%	697,687	26%	788,299	26%
Other analog	372,281	14%	(6)%	397,376	15%	410,323	14%
Subtotal analog signal processing	2,235,112	85%	(2)%	2,287,127	85%	2,542,109	85%
Power management & reference	172,920	7%	(5)%	182,134	7%	217,615	7%
Total analog products	**$ 2,408,032**	91%	(2)%	**$ 2,469,261**	91%	**$ 2,759,724**	92%
Digital signal processing	225,657	9%	(3)%	231,881	9%	233,596	8%
Total Revenue	**$ 2,633,689**	100%	(2)%	**$ 2,701,142**	100%	**$ 2,993,320**	100%

* The sum of the individual percentages do not equal the total due to rounding.

The year-to-year decrease in total revenue in fiscal 2013 as compared to fiscal 2012 was the result of one less week of operations in fiscal 2013 as compared to fiscal 2012 and a broad-based decrease in demand across most product type categories.

The year-to-year decrease in total revenue in fiscal 2012 as compared to fiscal 2011 was the result of a broad-based demand shift across all product categories.

Revenue Trends by Geographic Region

Revenue by geographic region, based upon the primary location of our customers' design activity for its products, for fiscal 2013, 2012 and 2011 was as follows.

	Fiscal Year			Change			
				2013 over 2012		2012 over 2011	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
United States	$ 821,269	$ 818,653	$ 866,142	$ 2,616	— %	$ (47,489)	(5)%
Rest of North and South America	99,215	114,133	144,585	(14,918)	(13)%	(30,452)	(21)%
Europe	840,585	852,668	967,417	(12,083)	(1)%	(114,749)	(12)%
Japan	292,804	333,558	398,587	(40,754)	(12)%	(65,029)	(16)%
China	349,575	341,196	360,594	8,379	2 %	(19,398)	(5)%
Rest of Asia	230,241	240,934	255,995	(10,693)	(4)%	(15,061)	(6)%
Total Revenue	$2,633,689	$2,701,142	$2,993,320	$ (67,453)	(2)%	$ (292,178)	(10)%

In fiscal years 2013, 2012 and 2011, the predominant countries comprising "Rest of North and South America" are Canada and Mexico; the predominant countries comprising "Europe" are Germany, Sweden, France and the United Kingdom; and the predominant countries comprising "Rest of Asia" are Taiwan and South Korea.

On a regional basis, the year-over-year sales declines in Japan and Rest of Asia for fiscal 2013 were primarily the result of lower demand for products used in consumer applications. The year-over-year sales increase in China for fiscal 2013 was primarily the result of an increase in demand in the industrial end market.

Sales decreased in all regions in fiscal 2012 as compared to fiscal 2011 as a result of a broad-based decrease in demand.

Gross Margin

	Fiscal Year			Change 2013 over 2012		Change 2012 over 2011	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
Gross Margin	$1,692,411	$1,741,001	$1,986,541	$ (48,590)	(3)%	$ (245,540)	(12)%
Gross Margin %	64.3%	64.5%	66.4%				

Gross margin percentage in fiscal 2013 decreased 20 basis points compared to fiscal 2012 primarily as a result of a slight mix shift in favor of lower margin products being sold.

Gross margin percentage in fiscal 2012 decreased 190 basis points compared to fiscal 2011 primarily as a result of decreased operating levels in our manufacturing facilities as well as a reduced percentage of sales of our products sold into the industrial automation and instrumentation sectors of the industrial end market and the wireless base station sector of the communications end market, which earn higher margins as compared to products sold into our other end market sectors.

Research and Development (R&D)

	Fiscal Year			Change 2013 over 2012		Change 2012 over 2011	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
R&D Expenses	$ 513,255	$ 512,003	$ 505,570	$ 1,252	—%	$ 6,433	1%
R&D Expenses as a % of Revenue	19.5%	19.0%	16.9%				

R&D expenses remained flat in fiscal 2013 as compared to fiscal 2012 as increases in R&D employee salary and benefit expenses and other operational spending were offset by lower variable compensation expense linked to our overall profitability and revenue growth.

R&D expenses increased in fiscal 2012 as compared to fiscal 2011 as a result of annual salary increases that became effective during the second quarter of fiscal 2012 and a general increase in spending, partially offset by lower variable compensation expense linked to our overall profitability and revenue growth.

R&D expenses as a percentage of revenue will fluctuate from year-to-year depending on the amount of revenue and the success of new product development efforts, which we view as critical to our future growth. We have hundreds of R&D projects underway, none of which we believe are material on an individual basis. We expect to continue the development of innovative technologies and processes for new products. We believe that a continued commitment to R&D is essential to maintain product leadership with our existing products as well as to provide innovative new product offerings, and therefore, we expect to continue to make significant R&D investments in the future.

Selling, Marketing, General and Administrative (SMG&A)

	Fiscal Year			Change 2013 over 2012		Change 2012 over 2011	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
SMG&A Expenses	$ 396,233	$ 396,519	$ 406,707	$ (286)	— %	$ (10,188)	(3)%
SMG&A Expenses as a % of Revenue	15.0%	14.7%	13.6%				

SMG&A expenses remained flat in fiscal 2013 as compared to fiscal 2012 as decreases in SMG&A employee salary and benefit expenses and variable compensation expense linked to our overall profitability and revenue growth were partially offset by increases in other operational spending. In addition, fiscal 2013 also included $6.3 million of stock-based compensation expense following the death of our CEO in the second quarter of fiscal 2013 due to the accelerated vesting of restricted stock units in accordance with the terms of his restricted stock unit agreement.

SMG&A expenses decreased in fiscal 2012 as compared to fiscal 2011 as lower variable compensation expense, which is a variable expense linked to our overall profitability and revenue growth, was partially offset by annual salary increases that became effective during the second quarter of fiscal 2012.

Special Charges

We monitor global macroeconomic conditions on an ongoing basis, and continue to assess opportunities for improved operational effectiveness and efficiency and better alignment of expenses with revenues. As a result of these assessments, we have undertaken various restructuring actions over the past several years. The expense reductions relating to ongoing actions are described below.

During fiscal 2008 through fiscal 2010, we recorded special charges of approximately $43.3 million. These special charges included: $39.1 million for severance and fringe benefit costs in accordance with our ongoing benefit plan or statutory requirements at foreign locations for 245 manufacturing employees and 470 engineering and SMG&A employees; $2.1 million for lease obligation costs for facilities that we ceased using during the first quarter of fiscal 2009; $0.8 million for the write-off of property, plant and equipment; $0.5 million for contract termination costs and $0.3 million for clean-up and closure costs that were expensed as incurred; and $0.5 million related to the impairment of intellectual property. This action resulted in annual cost savings of approximately $52.0 million per year. We have terminated the employment of all employees associated with these actions.

During fiscal 2011, we recorded a special charge of approximately $2.2 million for severance and fringe benefit costs in accordance with our ongoing benefit plan or statutory requirements at foreign locations for 25 engineering and SMG&A employees. This action was completed in the fourth quarter of fiscal 2012. This action resulted in annual cost savings of approximately $4.0 million.

During fiscal 2012, we recorded special charges of approximately $8.4 million. The special charge included $7.9 million for severance and fringe benefit costs in accordance with our ongoing benefit plan or statutory requirements at foreign locations for 95 manufacturing, engineering and SMG&A employees; $0.1 million for contract termination costs; $0.2 million for lease obligation costs for facilities that we ceased using during the third quarter of fiscal 2012 and $0.2 million for the write-off of property, plant and equipment. This action resulted in annual savings in SMG&A expenses of approximately $12.0 million per year. We have terminated the employment of all employees associated with this action.

During fiscal 2013, we recorded special charges of approximately $29.8 million for severance and fringe benefit costs in accordance with our ongoing benefit plan or statutory requirements at foreign locations for 235 engineering and SMG&A employees. As of November 2, 2013, we employed 98 of the 235 employees included in this cost reduction action. These employees must continue to be employed by us until their employment is involuntarily terminated in order to receive the severance benefit. We estimate these actions will result in annual cost savings of approximately $32.6 million, once fully implemented, which will be used to make additional investments in products that we expect will drive revenue growth in the future.

Operating Income from Continuing Operations

	Fiscal Year			Change			
				2013 over 2012		2012 over 2011	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
Operating income from Continuing Operations	$ 753,075	$ 824,048	$1,072,025	$ (70,973)	(9)%	$ (247,977)	(23)%
Operating income from Continuing Operations as a % of Revenue	28.6%	30.5%	35.8%				

The year-over-year decrease in operating income from continuing operations in fiscal 2013 as compared to fiscal 2012 was primarily the result of a decrease in revenue of $67.5 million, a 20 basis point decrease in gross margin percentage, and an increase of $21.4 million in special charges as more fully described above under the heading *Special Charges.*

The year-over-year decrease in operating income from continuing operations in fiscal 2012 as compared to fiscal 2011 was primarily the result of a decrease in revenue of $292.2 million and a 190 basis point decrease in gross margin percentage.

Nonoperating (Income) Expense

	Fiscal Year			Change	
				2013 over 2012	2012 over 2011
	2013	2012	2011	$ Change	$ Change
Interest expense	$ 27,102	$ 26,422	$ 19,146	$ 680	$ 7,276
Interest income	(12,753)	(14,448)	(9,060)	1,695	(5,388)
Other, net	(76,597)	(1,459)	492	(75,138)	(1,951)
Total nonoperating (income) expense	$ (62,248)	$ 10,515	$ 10,578	$ (72,763)	$ (63)

The year-over-year increase in nonoperating income in fiscal 2013 as compared to fiscal 2012 was primarily the result of recognizing a gain of $85.4 million from the sale of a product line, as more fully described below under the heading *Divestitures*, partially offset by the net loss on extinguishment of debt of approximately $10.2 million in conjunction with the redemption of our $375 million aggregate principal amount of 5.0% senior unsecured notes in fiscal 2013 as more fully described below under the heading *Liquidity and Capital Resources*.

The year-over-year increase in nonoperating interest expense in fiscal 2012 as compared to fiscal 2011 was primarily a result of our issuance of $375.0 million aggregate principal amount of 3.0% senior unsecured notes on April 4, 2011 which was partially offset by the impact of the termination of our interest rate swap agreement more fully described below under the heading *Debt*. The increases were partially offset by an increase in nonoperating interest income due to higher interest rates earned on our investments and the investment of higher cash balances in fiscal 2012 as compared to fiscal 2011, and an increase in nonoperating other income as a result of the gain from the sale of other investments in the second quarter of fiscal 2012.

Provision for Income Taxes

	Fiscal Year			Change			
				2013 over 2012		2012 over 2011	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
Provision for Income Taxes	$ 141,836	$ 162,297	$ 200,553	$ (20,461)	(13)%	$ (38,256)	(19)%
Effective Income Tax Rate	17.4%	19.9%	18.9%				

Our effective tax rate reflects the applicable tax rate in effect in the various tax jurisdictions around the world where our income is earned.

The decrease in our effective tax rate for fiscal 2013 compared to fiscal 2012 was primarily due to income earned in lower tax rate jurisdictions as a result of an international tax restructuring effective January 1, 2013. In addition, our effective tax rate for fiscal 2013 was lower by approximately 3% as a result of various discrete items including the reinstatement of the U.S. federal research and development tax credit and the reversal of certain prior period tax liabilities. These decreases in our effective tax rate were partially offset by the recording of a tax reserve of $36.5 million related to one open tax matter related to Section 965 of the Internal Revenue Code which increased our effective tax rate by approximately 5% and the tax effect of the gain on the sale of a product line in fiscal 2013 which increased our effective tax rate by approximately 3%.

The increase in our effective tax rate for fiscal 2012 compared to fiscal 2011 was primarily due to the expiration of the U.S. federal research and development tax credit in December 2011.

Income from Continuing Operations, Net of Tax

	Fiscal Year			Change			
				2013 over 2012		2012 over 2011	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
Income from Continuing Operations, net of tax	$ 673,487	$ 651,236	$ 860,894	$ 22,251	3%	$ (209,658)	(24)%
Income from Continuing Operations, net of tax as a % of Revenue	25.6%	24.1%	28.8%				
Diluted EPS from Continuing Operations	$ 2.14	$ 2.13	$ 2.79	$ 0.01	—%	$ (0.66)	(24)%

The year-over-year increase in net income from continuing operations in fiscal 2013 from fiscal 2012 was primarily a result of the lower provision for income taxes and the $72.8 million increase in nonoperating income, partially offset by the $71.0 million decrease in operating income from continuing operations.

The year-over-year decrease in net income from continuing operations in fiscal 2012 from fiscal 2011 was primarily a result of the $248.0 million decrease in operating income from continuing operations partially offset by a lower provision for income taxes in fiscal 2012.

The impact of inflation and foreign currency exchange rate movement on our results of operations during the past three fiscal years has not been significant.

Discontinued Operations

	Fiscal Year		
	2013	2012	2011
Total income from Discontinued Operations, net of tax	$ —	$ —	$ 6,500
Diluted earnings per share from Discontinued Operations	—	—	0.02

We sold our Baseband Chipset Business to MediaTek Inc. during the first quarter of fiscal 2008. Accordingly, the results of the operations of this business has been presented as discontinued operations within the consolidated financial statements. In fiscal 2011, additional proceeds of $10.0 million were released from escrow and $6.5 million net of tax was recorded as additional gain from the sale of discontinued operations.

Divestitures

On October 31, 2013, we completed the sale of the assets and intellectual property related to our microphone product line to InvenSense, Inc. (InvenSense). We received $100.0 million in cash for the assets and intellectual property and after providing for the write-off of inventory, fixed assets and other costs incurred to complete the transaction, recorded a net gain of $85.4 million in nonoperating income during fiscal 2013. We have agreed to provide InvenSense with various transition services subsequent to the closing. We may receive additional cash payments, not to exceed $70.0 million, based on the achievement of certain revenue milestones through the first anniversary of the closing date. The sale of the assets and intellectual property related to the microphone product line did not qualify as a discontinued operation as it did not meet the requirement to be considered a component of an entity.

Acquisitions

In fiscal 2012, we acquired privately-held Multigig, Inc. (Multigig) of San Jose, California. The acquisition of Multigig is expected to enhance our clocking capabilities in stand-alone and embedded applications and strengthen our high speed signal processing solutions. The acquisition-date fair value of the consideration transferred totaled $26.8 million, which consisted of $24.2 million in initial cash payments at closing and an additional $2.6 million subject to an indemnification holdback that was payable within 15 months of the transaction date. During the third quarter of fiscal 2012, we reduced this holdback amount by $0.1 million as a result of indemnification claims. During the third quarter of fiscal 2013, we paid the remaining $2.5 million due under the holdback. Our assessment of fair value of the tangible and intangible assets acquired and liabilities assumed was based on their estimated fair values at the date of acquisition, resulting in the recognition of $15.6 million of in-process research and development (IPR&D), $1.1 million of developed technology, $7.0 million of goodwill and $3.1 million of net deferred tax assets. The goodwill recognized is attributable to future technologies that have yet to be determined as well as the assembled workforce of Multigig. Future technologies do not meet the criteria for recognition separately from goodwill because they are a part of future development and growth of the business. None of the goodwill is expected to be deductible for tax purposes. During the fourth quarter of fiscal 2012, we finalized our purchase accounting for Multigig which resulted in adjustments of $0.4 million to deferred taxes and goodwill. In addition, we will be obligated to pay royalties to the Multigig employees on revenue recognized from the sale of certain Multigig products through the earlier of 5 years or the aggregate maximum payment of $1.0 million. Royalty payments to Multigig employees require post-acquisition services to be rendered and, as such, we will record these amounts as compensation expense in the related periods. As of November 2, 2013, no royalty payments have been made. We recognized $0.5 million of acquisition-related costs that were expensed in fiscal 2012, which were included in operating expenses in the consolidated statement of income.

In fiscal 2011, we acquired privately-held Lyric Semiconductor, Inc. (Lyric) of Cambridge, Massachusetts. The acquisition of Lyric gives us the potential to achieve significant improvement in power efficiency in mixed signal processing. The acquisition-date fair value of the consideration transferred totaled $27.8 million, which consisted of $14.0 million in initial cash payments at closing and contingent consideration of up to $13.8 million. The contingent consideration arrangement requires additional cash payments to the former equity holders of Lyric upon the achievement of certain technological and product development milestones payable during the period from June 2011 through June 2016. We estimated the fair value of the contingent consideration arrangement utilizing the income approach. Changes in the fair value of the contingent consideration subsequent to the acquisition date primarily driven by assumptions pertaining to the achievement of the defined milestones will be recognized in operating income in the period of the estimated fair value change. As of November 2, 2013, the Company had paid $8.0 million in contingent consideration. These payments are reflected in the statements of cash flows as cash used in financing activities related to the liability recognized at fair value as of the acquisition date and cash provided by operating activities related to the fair value adjustments previously recognized in earnings. The fair value of the tangible and intangible assets acquired and liabilities assumed was based on their estimated fair values at the date of acquisition, resulting in the recognition of $12.2 million of IPR&D, $18.9 million of goodwill and $3.3 million of net deferred tax liabilities. The goodwill recognized is attributable to future technologies that have yet to be determined as well as the assembled workforce of Lyric. Future technologies do not meet the criteria for recognition separately from goodwill because they are a part of future development and growth of the business. None of the goodwill is expected to be deductible for tax purposes. The fair value of the remaining contingent consideration was approximately $6.5 million as of November 2, 2013, of which $3.8 million is included in accrued liabilities and $2.7 million is included in other non-current liabilities in our consolidated balance sheet. In addition, we will be obligated to pay royalties to the former equity holders of Lyric on revenue recognized from the sale of Lyric products and licenses through the earlier of 20 years or the accrual of a maximum of $25.0 million. Royalty payments to Lyric employees require post-acquisition services to be rendered and, as such, we will record these amounts as compensation expense in the related periods. As of November 2, 2013, no royalty payments have been made. We recognized $0.2 million of acquisition related costs that were expensed in fiscal 2011. These costs are included in operating expenses in the consolidated statement of income.

We have not provided pro forma results of operations for Multigig and Lyric herein as these acquisitions were not considered material to us on either an individual or an aggregate basis. We included the results of operations of each acquisition in our consolidated statement of income from the date of each acquisition.

Liquidity and Capital Resources

At November 2, 2013, our principal source of liquidity was $4,682.9 million of cash and cash equivalents and short-term investments, of which approximately $1,318.9 million was held in the United States. The balance of our cash and cash equivalents and short-term investments was held outside the United States in various foreign subsidiaries. As we intend to reinvest our foreign earnings indefinitely, this cash held outside the United States is not available to meet certain aspects of our cash requirements in the United States, including cash dividends and common stock repurchases. Our cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the time of acquisition, including money market funds, and our short-term investments consist primarily of corporate obligations, such as commercial paper and floating rate notes, bonds and bank time deposits. We maintain these balances with high credit quality counterparties, continually monitor the amount of credit exposure to any one issuer and diversify our investments in order to minimize our credit risk.

We believe that our existing sources of liquidity and cash expected to be generated from future operations, together with existing and anticipated available long-term financing, will be sufficient to fund operations, capital expenditures, research and development efforts, dividend payments (if any) and repurchases of our stock (if any) under our stock repurchase program in the immediate future and for at least the next twelve months.

	Fiscal Year		
	2013	2012	2011
Net Cash Provided by Operations	$ 912,345	$ 814,542	$ 900,529
Net Cash Provided by Operations as a % of Revenue	34.6%	30.2%	30.1%
Net Cash Used for Investing Activities	$ (949,926)	$ (1,339,690)	$ (703,738)
Net Cash (Used for) Provided by Financing Activities	$ (100,557)	$ (349,627)	$ 138,612

At November 2, 2013, cash and cash equivalents totaled $392.1 million. The following changes contributed to the net decrease in cash and cash equivalents of $136.7 million in fiscal 2013.

Operating Activities

During fiscal 2013, we generated cash from operating activities of $912.3 million, an increase of $97.8 million compared to the $814.5 million generated in fiscal 2012. The increase in cash flow from operating activities was related to higher net income adjusted for non-cash items and the gain on the sale of the product line coupled with net cash inflows from working capital changes.

Investing Activities

During fiscal 2013, cash used for investing activities included $918.7 million for the net purchases of available-for-sale short term investments, $123.1 million for property, plant and equipment additions and $100.0 million in proceeds from the sale of a product line.

Financing Activities

During fiscal 2013, cash used for financing activities included net proceeds of $493.9 million from the issuance of $500.0 million aggregate principal amount of 2.875% senior unsecured notes on June 3, 2013, proceeds of $306.3 million from employee stock options and proceeds of $11.0 million from the settlement of derivative instruments. We paid $392.8 million related to the redemption of the $375.0 million aggregate principal amount of 5.0% senior unsecured notes, distributed $406.0 million to our shareholders in dividend payments, paid $60.5 million for the repurchase of 1.4 million shares of our common stock and repaid the remaining outstanding principal balance on our $145 million term loan facility of $60.1 million.

Working Capital

	Fiscal Year			
	2013	2012	$ Change	% Change
Accounts Receivable	$ 325,144	$ 339,881	$ (14,737)	(4)%
Days Sales Outstanding*	44	45		
Inventory	$ 283,337	$ 313,723	$ (30,386)	(10)%
Days Cost of Sales in Inventory*	111	114		

* We use the annualized fourth quarter revenue in our calculation of days sales outstanding and we use the annualized fourth quarter cost of sales in our calculation of days cost of sales in inventory.

The decrease in accounts receivable was primarily the result of lower revenue in the fourth quarter of fiscal 2013 compared to the fourth quarter of fiscal 2012. Days sales outstanding decreased as a result of lower product shipments in the final month of the fourth quarter of fiscal 2013 compared to the final month of the fourth quarter of fiscal 2012.

Inventory as of November 2, 2013 decreased as compared to the end of the fourth quarter of fiscal 2012 as a result of our continued efforts to balance manufacturing production, demand and inventory levels. Days cost of sales in inventory decreased from 114 days at the end of fiscal 2012 to 111 days at the end of fiscal 2013 primarily as a result of cost of sales decreasing 7% while inventory decreased by 10% for the same period.

Current liabilities increased to $570.5 million at November 2, 2013 from $525.1 million recorded at the end of fiscal 2012, as increases in income taxes payable, accrued liabilities and deferred income on shipments to distributors, more fully described below, were partially offset by a decrease in the current portion of long term debt.

As of November 2, 2013 and November 3, 2012, we had gross deferred revenue of $309.2 million and $299.0 million, respectively, and gross deferred cost of sales of $61.8 million and $60.5 million, respectively. Deferred income on shipments to distributors increased in fiscal 2013 primarily as a result of a mix shift in favor of higher margin products sold into the channel. Sales to distributors are made under agreements that allow distributors to receive price-adjustment credits and to return qualifying products for credit, as determined by us, in order to reduce the amounts of slow-moving, discontinued or obsolete product from their inventory. Given the uncertainties associated with the levels of price-adjustment credits to be granted to distributors, the sales price to the distributors is not fixed or determinable until the distributors resell the products to their customers. Therefore, we defer revenue recognition from sales to distributors until the distributors have sold the products to their customers. The amount of price-adjustments is dependent on future overall market conditions, and therefore the levels of these adjustments could fluctuate significantly from period to period. To the extent that we experience a significant increase in the amount of credits we issue to our distributors, there could be a material impact on the ultimate revenue and gross margin recognized relating to these transactions.

Debt

As of November 2, 2013, we had $872.2 million in principal outstanding on our long term debt. Our debt obligations consist of the following:

$375.0 million aggregate principal amount of 3.0% senior unsecured notes

On April 4, 2011, we issued $375.0 million aggregate principal amount of 3.0% senior unsecured notes due April 15, 2016 (the 2016 Notes) with semi-annual fixed interest payments due on April 15 and October 15 of each year, commencing October 15, 2011.

$500.0 million aggregate principal amount of 2.875% senior unsecured notes

On June 3, 2013, we issued $500.0 million aggregate principal amount of 2.875% senior unsecured notes due June 1, 2023 (the 2023 Notes) with semi-annual fixed interest payments due on June 1 and December 1 of each year, commencing December 1, 2013.

The indentures governing the 2016 Notes and the 2023 Notes contain covenants that may limit our ability to: incur, create, assume or guarantee any debt for borrowed money secured by a lien upon a principal property; enter into sale and lease-back transactions with respect to a principal property; and consolidate with or merge into, or transfer or lease all or substantially all of our assets to, any other party. As of November 2, 2013, we were compliant with these covenants. See Note 16 in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K for further information on our outstanding debt.

Revolving Credit Facility

During December 2012, we terminated our $165.0 million unsecured revolving credit facility with certain institutional lenders entered into in May 2008. On December 19, 2012, we entered into a five-year, $500.0 million senior unsecured revolving credit facility with certain institutional lenders. To date, we have not borrowed under this credit facility but we may borrow in the future and use the proceeds for repayment of existing indebtedness, stock repurchases, acquisitions, capital expenditures, working capital and other lawful corporate purposes. The terms of the facility impose restrictions on our ability to undertake certain transactions, to create certain liens on assets and to incur certain subsidiary indebtedness. In addition, the credit agreement contains a consolidated leverage ratio covenant of total consolidated funded debt to consolidated EBITDA (earnings before interest, taxes, depreciation, and amortization) of not greater than 3.0 to 1.0. As of November 2, 2013, we were compliant with these covenants.

$145.0 million term loan facility

On December 22, 2010, Analog Devices Holdings B.V., our wholly owned subsidiary, entered into a credit agreement with Bank of America, N.A., London Branch as administrative agent. The borrower's obligations were guaranteed by us. The credit agreement provided for a $145.0 million term loan facility, which was set to mature on December 22, 2013. During the first quarter of fiscal 2013, we repaid the remaining outstanding principal balance on the loan of $60.1 million and the credit agreement was terminated.

$375.0 million aggregate principal amount of 5.0% senior unsecured notes

During the third quarter of fiscal 2013, we redeemed our outstanding 5.0% senior unsecured notes which were due on July 1, 2014 (the 2014 Notes). The redemption price was 104.744% of the principal amount of the 2014 Notes. We recognized a net loss on the debt extinguishment of approximately $10.2 million recorded in other, net expense within non-operating (income) expense. The loss was comprised of the make-whole premium of $17.8 million paid to bondholders on the 2014 Notes in accordance with the terms of the 2014 Notes, the recognition of the remaining $8.6 million of unamortized proceeds received from the termination of the interest rate swap associated with the debt, and the write-off of approximately $1.0 million of debt issuance and discount costs that remained to be amortized. The write-off of the remaining unamortized portion of debt issuance costs, discount and swap proceeds are reflected in our condensed consolidated statements of cash flows within operating activities, and the make-whole premium is reflected within financing activities.

Stock Repurchase Program

Our common stock repurchase program has been in place since August 2004. In the aggregate, our Board of Directors has authorized us to repurchase $5.0 billion of our common stock under the program. Under the program, we may repurchase outstanding shares of our common stock from time to time in the open market and through privately negotiated transactions. Unless terminated earlier by resolution of our Board of Directors, the repurchase program will expire when we have repurchased all shares authorized under the program. As of November 2, 2013, we had repurchased a total of approximately 130.1 million shares of our common stock for approximately $4,481.6 million under this program. As of November 2, 2013, an additional $518.4 million worth of shares remains available for repurchase under the current authorized program. The repurchased shares are held as authorized but unissued shares of common stock. We also from time to time repurchase shares in settlement of employee tax withholding obligations due upon the vesting of restricted stock units or the exercise of stock options. Any future common stock repurchases will be based on several factors, including our financial performance, outlook, liquidity and the amount of cash we have available in the United States.

Capital Expenditures

Net additions to property, plant and equipment were $123.1 million in fiscal 2013 and were funded with a combination of cash on hand and cash generated from operations. We expect capital expenditures for fiscal 2014 to be approximately $150 million, of which about two-thirds relates to ongoing capital spending, and about one-third relates to capital spending for a new building we are constructing on our campus in Ireland. These capital expenditures will be funded with a combination of cash on hand and cash generated from operations.

Dividends

On November 25, 2013, our Board of Directors declared a cash dividend of $0.34 per outstanding share of common stock. The dividend will be paid on December 17, 2013 to all shareholders of record at the close of business on December 6, 2013 and is expected to total approximately $105.8 million. We currently expect quarterly dividends to continue at $0.34 per share, although they remain subject to determination and declaration by our Board of Directors. The payment of future dividends, if any, will be based on several factors, including our financial performance, outlook and liquidity.

Contractual Obligations

The table below summarizes our contractual obligations and the amounts we owe under these contracts in specified periods as of November 2, 2013:

		Payment due by period			
(thousands)	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Contractual obligations:					
Operating leases (a)	$ 69,071	$ 28,045	$ 27,766	$ 11,507	$ 1,753
Debt obligations	875,000	—	375,000	—	500,000
Interest payments associated with long-term debt obligations	171,795	25,545	45,625	28,750	71,875
Deferred compensation plan (b)	17,431	67	—	—	17,364
Pension funding (c)	3,511	3,511	—	—	—
Total	$1,136,808	$ 57,168	$ 448,391	$ 40,257	$ 590,992

(a) Certain of our operating lease obligations include escalation clauses. These escalating payment requirements are reflected in the table.

(b) These payments relate to obligations under our deferred compensation plan. The deferred compensation plan allows certain members of management and other highly-compensated employees and non-employee directors to defer receipt of all or any portion of their compensation. The amount in the "More than 5 Years" column of the table represents the remaining total balance under the deferred compensation plan to be paid to participants who have not terminated employment. Since we cannot reasonably estimate the timing of withdrawals for participants who have not yet terminated employment, we have included the future obligation to these participants in the "More than 5 Years" column of the table.

(c) Our funding policy for our foreign defined benefit plans is consistent with the local requirements of each country. The payment obligations in the table are estimates of our expected contributions to these plans for fiscal year 2014. The actual future payments may differ from the amounts presented in the table and reasonable estimates of payments beyond one year are not practical because of potential future changes in variables, such as plan asset performance, interest rates and the rate of increase in compensation levels.

Purchase orders for the purchase of raw materials and other goods and services are not included in the table above. We are not able to determine the total amount of these purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. In addition, our purchase orders generally allow for cancellation without significant penalties. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected short-term requirements.

Our 2011 acquisition of Lyric Semiconductor involves the potential payment of contingent consideration. The table above does not reflect any such obligations, as the timing and amounts are uncertain. See Note 6 in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K for more information regarding our acquisitions.

As of November 2, 2013, our total liabilities associated with uncertain tax positions was $71.3 million, which are included in "Other non-current liabilities" in our consolidated balance sheet contained in Item 8 of this Annual Report on Form 10-K. Due to the complexity associated with our tax uncertainties, we cannot make a reasonably reliable estimate of the period in which we expect to settle the non-current liabilities associated with these uncertain tax positions. Therefore, we have not included these uncertain tax positions in the above contractual obligations table.

The expected timing of payments and the amounts of the obligations discussed above are estimated based on current information available as of November 2, 2013.

Off-balance Sheet Financing

As of November 2, 2013, we had no off-balance sheet financing arrangements.

Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially as a result of, among other things, the important factors contained in Part I, Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Unless specifically mentioned, these statements do not give effect to the potential impact of any mergers, acquisitions, divestitures, or business combinations that may be announced or closed after the date of filing this report. These statements supersede all prior statements regarding our business outlook made by us.

We are planning for revenue in the first quarter of fiscal 2014 to be down approximately 5% to down approximately 10% from the fourth quarter of fiscal 2013. Our plan is for gross margin percentage for the first quarter of fiscal 2014 to be approximately 64% to 65%. We are planning for operating expenses in the first quarter of fiscal 2014 to be approximately $226 million and our tax rate to be approximately 13%. As a result, our plan is for Diluted EPS to be approximately $0.44 to $0.52 in the first quarter of fiscal 2014.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) that are adopted by us as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards will not have a material impact on our future financial condition and results of operations. See Note 2t, New Accounting Pronouncements, of the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K for a description of recently issued and adopted accounting pronouncements, including the dates of adoption and impact on our historical financial condition and results of operations.

Critical Accounting Policies and Estimates

Management's discussion and analysis of the financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future based on available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. We also have other policies that we consider key accounting policies, such as our policy for revenue recognition, including the deferral of revenue on sales to distributors until the products are sold to the end user; however, the application of these policies does not require us to make significant estimates or judgments that are difficult or subjective.

Inventory Valuation

We value inventories at the lower of cost (first-in, first-out method) or market. Because of the cyclical nature of the semiconductor industry, changes in inventory levels, obsolescence of technology, and product life cycles, we write down inventories to net realizable value. We employ a variety of methodologies to determine the net realizable value of inventory. While a portion of the calculation is determined via reference to the age of inventory and lower of cost or market calculations, an element of the calculation is subject to significant judgments made by us about future demand for our inventory. If actual demand for our products is less than our estimates, additional adjustments to existing inventories may need to be recorded in future periods. To date, our actual results have not been materially different than our estimates, and we do not expect them to be materially different in the future.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts, when appropriate, for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required. To date, our actual results have not been materially different than our estimates, and we do not expect them to be materially different in the future.

Long-Lived Assets

We review property, plant, and equipment and finite lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying value to future undiscounted cash flows that the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Although we have recognized no material impairment adjustments related to our property, plant, and equipment and identified intangible assets during the past three fiscal years, except those made in conjunction with restructuring actions, deterioration in our business in the future could lead to such impairment adjustments in future periods. Evaluation of impairment of long-lived assets requires estimates of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of our long-lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in impairment charges, which could have a material adverse impact on our results of operations. In addition, in certain instances, assets may not be impaired but their estimated useful lives may have decreased. In these situations, we amortize the remaining net book values over the revised useful lives. We review indefinite-lived intangible assets for impairment annually, on the first day of the fourth quarter (on or about August 1) or more frequently if indicators of impairment exist. The impairment test involves the comparison of the fair value of the intangible asset with its carrying amount.

Goodwill

Goodwill is subject to annual impairment tests or more frequently if indicators of potential impairment exist and suggest that the carrying value of goodwill may not be recoverable from estimated discounted future cash flows. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter (on or about August 1) or more frequently if we believe indicators of impairment exist. For our latest annual impairment assessment that occurred on August 4, 2013, we identified our reporting units to be our five operating segments, which meet the aggregation criteria for one reportable segment. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. We generally determine the fair value of our reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies, which requires significant judgment by management. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. These impairment tests may result in impairment losses that could have a material adverse impact on our results of operations.

Value of Contingent Consideration related to Business Combination

We record contingent consideration resulting from a business combination at its fair value on the acquisition date. We generally determine the fair value of the contingent consideration using the income approach methodology of valuation. Each reporting period thereafter, we revalue these obligations and record increases or decreases in their fair value as an adjustment to operating expenses within the consolidated statement of income. Changes in the fair value of the contingent consideration can result from changes in assumed discount periods and rates, and from changes pertaining to the achievement of the defined milestones. Significant judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described above, can materially impact the amount of contingent consideration expense we record in any given period.

Accounting for Income Taxes

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of the recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to these uncertain tax positions. We assessed the likelihood of the realization of deferred tax assets and concluded that a valuation allowance is needed to reserve the amount of the deferred tax assets that may not be realized due to the uncertainty of the timing and amount of the realization of certain state credit carryovers. In reaching our conclusion, we evaluated certain relevant criteria including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior carryback years in the impacted state jurisdictions that can be used to absorb net operating losses and taxable income in future years. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made, which in turn, may result in an increase or decrease to our tax provision in a subsequent period.

We account for uncertain tax positions by determining if it is "more likely than not" that a tax position will be sustained by the appropriate taxing authorities prior to recording any benefit in the financial statements. An uncertain income tax position is not recognized if it has less than a 50% likelihood of being sustained. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in known facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. A change in these factors would result in the recognition of a tax benefit or an additional charge to the tax provision.

In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement and royalty arrangements among related entities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. In the event our assumptions are incorrect, the differences could have a material impact on our income tax provision and operating results in the period in which such determination is made. In addition to the factors described above, our current and expected effective tax rate is based on then-current tax law. Significant changes during the year in enacted tax law could affect these estimates.

Stock-Based Compensation

Stock-based compensation expense associated with stock options and related awards is recognized in the statement of income. Determining the amount of stock-based compensation to be recorded requires us to develop estimates to be used in calculating the grant-date fair value of stock options. We calculate the grant-date fair values using the Black-Scholes valuation model. The use of valuation models requires us to make estimates of the following items:

Expected volatility — We are responsible for estimating volatility and have considered a number of factors, including third-party estimates, when estimating volatility. We currently believe that the exclusive use of implied volatility results in the best estimate of the grant-date fair value of employee stock options because it reflects the market's current expectations of future volatility. In evaluating the appropriateness of exclusively relying on implied volatility, we concluded that: (1) options in our common stock are actively traded with sufficient volume on several exchanges; (2) the market prices of both the traded options and the underlying shares are measured at a similar point in time to each other and on a date close to the grant date of the employee share options; (3) the traded options have exercise prices that are both near-the-money and close to the exercise price of the employee share options; and (4) the remaining maturities of the traded options used to estimate volatility are at least one year.

Expected term — We use historical employee exercise and option expiration data to estimate the expected term assumption for the Black-Scholes grant-date valuation. We believe that this historical data is currently the best estimate of the expected term of a new option, and that generally, all of our employees exhibit similar exercise behavior. In general, the longer the expected term used in the Black-Scholes valuation model, the higher the grant-date fair value of the option.

Risk-free interest rate — The yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term assumption is used as the risk-free interest rate.

Expected dividend yield — Expected dividend yield is calculated by annualizing the cash dividend declared by our Board of Directors for the current quarter and dividing that result by the closing stock price on the date of grant of the option. Until such time as our Board of Directors declares a cash dividend for an amount that is different from the current quarter's cash dividend, the current dividend will be used in deriving this assumption. Cash dividends are not paid on options, restricted stock or restricted stock units.

The amount of stock-based compensation expense recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. Based on an analysis of our historical forfeitures, we have applied an annual forfeiture rate of 4.4% to all unvested stock-based awards as of November 2, 2013. The rate of 4.4% represents the portion that is expected to be forfeited each year over the vesting period. This analysis is re-evaluated quarterly and the forfeiture rate is adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those awards that vest.

Contingencies

From time to time, we receive demands from third parties alleging that our products or manufacturing processes infringe the patent or intellectual property rights of these parties. We periodically assess each matter to determine if a contingent liability should be recorded. In making this determination, we may, depending on the nature of the matter, consult with internal and external legal counsel and technical experts. Based on the information we obtain, combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be reasonably estimated. If a loss is probable and reasonably estimable, we record a contingent loss. In determining the amount of a contingent loss, we consider advice received from experts in the specific matter, current status of legal proceedings, settlement negotiations that may be ongoing, prior case history and other factors. If the judgments and estimates made by us are incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Post-Retirement Benefits

We have significant pension costs and liabilities related to our foreign defined benefit pension plans that are developed from actuarial valuations specific to each country. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets, mortality rates, merit and promotion increases. We are required to consider current market conditions, including changes in interest rates, in making our assumptions. Changes in the related pension costs or liabilities may occur in the future due to changes in our assumptions. Our assumptions as to the expected long-term rates of return on plan assets are based upon the composition of plan assets, historical long-term rates of return on similar assets and current and expected market conditions. The discount rate used for non-U.S. plans reflects the market rate for high-quality fixed-income investments on our annual measurement date (November 2) and is subject to change each year. The discount rates used for plans outside the U.S. are based on a combination of relevant indices regarding corporate and government securities, the duration of the liability and appropriate judgment. Changes in pension income/costs or assets/liabilities may occur in the future due to changes in the assumptions and changes in asset values. If the actual results and events of our pension plan differ from our current assumptions, our benefit obligations may be over-or under-valued. See the disclosures about pension obligations, the composition of plan assets, assumptions and other matters in Note 13 of the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

We performed a sensitivity analysis on the discount rate and long-term rate of return on assets, which are key assumptions in determining our net periodic post-retirement benefit cost. The table below illustrates the impact of an increase(decrease) of 25 basis points in these assumptions for the year ended November 2, 2013.

	Increase (Decrease) in Pension Expense	
	25 Basis Point Increase	25 Basis Point Decrease
Long-term rate of return on assets used to determine net periodic benefit cost	$ (0.5)	$ 0.5
Discount rate used to determine net periodic benefit cost	$ (1.8)	$ 1.9

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Exposure

Our interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates affect the interest earned on our marketable securities and short term investments, as well as the fair value of our investments and debt.

Based on our marketable securities and short-term investments outstanding as of November 2, 2013 and November 3, 2012, our annual interest income would change by approximately $46 million and $41 million, respectively, for each 100 basis point increase in interest rates.

To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of our investment portfolio assuming a 100 basis point parallel shift in the yield curve. Based on investment positions as of November 2, 2013 and November 3, 2012, a hypothetical 100 basis point increase in interest rates across all maturities would result in a $15 million and $10 million decline, respectively in the fair market value of the portfolio. Such losses would only be realized if we sold the investments prior to maturity.

As of November 2, 2013, we had $875 million in principal amount of senior unsecured notes outstanding, which consisted of $375 million 3% senior unsecured notes (the 2016 Notes), due April 15, 2016 and $500 million 2.875% senior unsecured notes (the 2023 Notes), due June 1, 2023. As of November 2, 2013, a hypothetical 100 basis point increase in market interest rates would reduce the fair value of our 2016 Notes outstanding by approximately $9 million. As of November 2, 2013, a similar increase in market interest rates would reduce the fair value of our 2023 Notes by $41 million.

Foreign Currency Exposure

As more fully described in Note 2i in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K, we regularly hedge our non-U.S. dollar-based exposures by entering into forward foreign currency exchange contracts. The terms of these contracts are for periods matching the duration of the underlying exposure and generally range from one month to twelve months. Currently, our largest foreign currency exposure is the Euro, primarily because our European operations have the highest proportion of our local currency denominated expenses. Relative to foreign currency exposures existing at November 2, 2013 and November 3, 2012, a 10% unfavorable movement in foreign currency exchange rates over the course of the year would expose us to approximately $2 million and $1 million, respectively, in losses in earnings or cash flows.

The market risk associated with our derivative instruments results from currency exchange rates that are expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparties to the agreements relating to our foreign exchange instruments consist of a number of major international financial institutions with high credit ratings. Based on the credit ratings of our counterparties as of November 2, 2013, we do not believe that there is significant risk of nonperformance by them. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed our obligations to the counterparties.

The following table illustrates the effect that a 10% unfavorable or favorable movement in foreign currency exchange rates, relative to the U.S. dollar, would have on the fair value of our forward exchange contracts as of November 2, 2013 and November 3, 2012:

	November 2, 2013	November 3, 2012
Fair value of forward exchange contracts asset	$ 2,267	$ 1,061
Fair value of forward exchange contracts after a 10% unfavorable movement in foreign currency exchange rates asset	$ 22,763	$ 16,800
Fair value of forward exchange contracts after a 10% favorable movement in foreign currency exchange rates liability	$ (17,216)	$ (13,885)

The calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ANALOG DEVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
Years ended November 2, 2013, November 3, 2012 and October 29, 2011

(thousands, except per share amounts)	2013	2012	2011
Revenue			
Revenue	$ 2,633,689	$ 2,701,142	$ 2,993,320
Costs and Expenses			
Cost of sales(1)	941,278	960,141	1,006,779
Gross margin	1,692,411	1,741,001	1,986,541
Operating expenses:			
Research and development(1)	513,255	512,003	505,570
Selling, marketing, general and administrative(1)	396,233	396,519	406,707
Special charges	29,848	8,431	2,239
	939,336	916,953	914,516
Operating income from continuing operations	753,075	824,048	1,072,025
Nonoperating (income) expenses:			
Interest expense	27,102	26,422	19,146
Interest income	(12,753)	(14,448)	(9,060)
Other, net	(76,597)	(1,459)	492
	(62,248)	10,515	10,578
Earnings			
Income from continuing operations before income taxes	815,323	813,533	1,061,447
Provision for income taxes:			
Payable currently	159,535	172,098	198,849
Deferred	(17,699)	(9,801)	1,704
	141,836	162,297	200,553
Income from continuing operations, net of tax	673,487	651,236	860,894
Gain on sale of discontinued operations, net of tax	—	—	6,500
Net income	$ 673,487	$ 651,236	$ 867,394
Shares used to compute earnings per share — Basic	307,763	298,761	299,417
Shares used to compute earnings per share — Diluted	314,041	306,191	308,236
Earnings per share — Basic			
Income from continuing operations, net of tax	$ 2.19	$ 2.18	$ 2.88
Net income	$ 2.19	$ 2.18	$ 2.90
Earnings per share — Diluted			
Income from continuing operations, net of tax	$ 2.14	$ 2.13	$ 2.79
Net income	$ 2.14	$ 2.13	$ 2.81
Dividends declared and paid per share	$ 1.32	$ 1.15	$ 0.94
(1) Includes stock-based compensation expense as follows:			
Cost of sales	$ 6,593	$ 7,254	$ 7,294
Research and development	$ 21,901	$ 23,169	$ 23,289
Selling, marketing, general and administrative	$ 28,392	$ 23,077	$ 21,775

See accompanying Notes.

ANALOG DEVICES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended November 2, 2013, November 3, 2012 and October 29, 2011

(thousands)	2013	2012	2011
Income from continuing operations, net of tax	$ 673,487	$ 651,236	$ 860,894
Foreign currency translation adjustment (net of taxes of $1,404 in 2013, $3,612 in 2012 and $1,667 in 2011)	(499)	3,020	(647)
Net unrealized gains (losses) on securities:			
Net unrealized holding gains (losses) (net of taxes of $67 in 2013, $115 in 2012 and $67 in 2011) on available-for-sale securities classified as short-term investments	497	525	(459)
Net unrealized holding losses (net of taxes of $0 in 2013, $129 in 2012 and $64 in 2011) on securities classified as other investments	—	241	(118)
Net realized holding gain (net of taxes of $0 in 2013, $430 in 2012 and $0 in 2011) on securities classified as other investments reclassified into earnings	—	(799)	—
Net unrealized gains (losses) on securities	497	(33)	(577)
Derivative instruments designated as cash flow hedges:			
Changes in fair value of derivatives (net of taxes of $4,242 in 2013, $1,233 in 2012 and $539 in 2011)	9,708	(7,923)	3,347
Realized (gain) loss reclassification (net of taxes of $354 in 2013, $1,160 in 2012 and $1,171 in 2011)	(1,776)	7,401	(7,793)
Net change in derivative instruments designated as cash flow hedges	7,932	(522)	(4,446)
Accumulated other comprehensive (loss) income — pension plans:			
Transition asset (net of taxes of $4 in 2013, $1 in 2012 and $1 in 2011)	20	15	12
Net actuarial (loss) gain (net of taxes of $4,146 in 2013, $7,243 in 2012 and $1,770 in 2011)	(24,099)	(44,784)	13,084
Net prior service (cost) income (net of taxes of $3 in 2013, $584 in 2012 and $0 in 2011)	(3)	4,079	—
Net change in accumulated other comprehensive (loss) income — pension plans (net of taxes of $4,145 in 2013, $6,658 in 2012 and $1,771 in 2011)	(24,082)	(40,690)	13,096
Other comprehensive (loss) income	(16,152)	(38,225)	7,426
Comprehensive income from continuing operations	657,335	613,011	868,320
Gain on sale of discontinued operations, net of tax	—	—	6,500
Comprehensive income	$ 657,335	$ 613,011	$ 874,820

See accompanying Notes.

ANALOG DEVICES, INC.

CONSOLIDATED BALANCE SHEETS
November 2, 2013 and November 3, 2012

(thousands, except per share amounts)	2013	2012
ASSETS		
Current Assets		
Cash and cash equivalents	$ 392,089	$ 528,833
Short-term investments	4,290,823	3,371,545
Accounts receivable less allowances of $2,593 ($2,721 in 2012)	325,144	339,881
Inventories(1)	283,337	313,723
Deferred tax assets	136,299	90,335
Prepaid income tax	2,391	8,624
Prepaid expenses and other current assets	42,342	43,244
Total current assets	5,472,425	4,696,185
Property, Plant and Equipment, at Cost		
Land and buildings	458,853	447,818
Machinery and equipment	1,733,850	1,681,661
Office equipment	49,321	50,042
Leasehold improvements	50,870	48,630
	2,292,894	2,228,151
Less accumulated depreciation and amortization	1,784,723	1,727,284
Net property, plant and equipment	508,171	500,867
Other Assets		
Deferred compensation plan investments	17,364	28,426
Other investments	3,816	1,816
Goodwill	284,112	283,833
Intangible assets, net	28,552	28,772
Deferred tax assets	26,226	43,531
Other assets	41,084	36,917
Total other assets	401,154	423,295
	$ 6,381,750	$ 5,620,347
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 119,994	$ 117,034
Deferred income on shipments to distributors, net	247,428	238,541
Income taxes payable	45,490	6,097
Current portion of long-term debt	—	14,500
Accrued liabilities	157,600	148,907
Total current liabilities	570,512	525,079
Non-current Liabilities		
Long-term debt	872,241	807,098
Deferred income taxes	6,037	1,130
Deferred compensation plan liability	17,364	28,426
Other non-current liabilities	176,020	93,255
Total non-current liabilities	1,071,662	929,909
Commitments and contingencies (Note 12)		
Shareholders' Equity		
Preferred stock, $1.00 par value, 471,934 shares authorized, none outstanding	—	—
Common stock, $0.16 2/3 par value, 1,200,000,000 shares authorized, 311,045,084 shares issued and outstanding (301,389,176 on November 3, 2012)	51,842	50,233
Capital in excess of par value	711,879	390,651
Retained earnings	4,056,401	3,788,869
Accumulated other comprehensive loss	(80,546)	(64,394)
Total shareholders' equity	4,739,576	4,165,359
	$ 6,381,750	$ 5,620,347

(1) Includes $2,273 and $2,517 related to stock-based compensation at November 2, 2013 and November 3, 2012, respectively.

See accompanying Notes.

ANALOG DEVICES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended November 2, 2013, November 3, 2012 and October 29, 2011

(thousands)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive (Loss) Income
BALANCE, OCTOBER 30, 2010	298,653	$ 49,777	$ 286,969	$ 2,896,566	$ (33,595)
Activity in Fiscal 2011					
Net Income — 2011				867,394	
Dividends declared and paid				(281,626)	
Issuance of stock under stock plans and other	8,322	1,387	216,010		
Tax benefit — stock options			63,236		
Stock-based compensation expense			52,358		
Other comprehensive loss					7,426
Common stock repurchased	(9,014)	(1,503)	(328,986)		
BALANCE, OCTOBER 29, 2011	297,961	49,661	289,587	3,482,334	(26,169)
Activity in Fiscal 2012					
Net Income — 2012				651,236	
Dividends declared and paid				(344,701)	
Issuance of stock under stock plans and other	7,662	1,277	190,453		
Tax benefit — stock options			17,452		
Stock-based compensation expense			53,500		
Other comprehensive income					(38,225)
Common stock repurchased	(4,234)	(705)	(160,341)		
BALANCE, NOVEMBER 3, 2012	301,389	50,233	390,651	3,788,869	(64,394)
Activity in Fiscal 2013					
Net Income — 2013				673,487	
Dividends declared and paid				(405,955)	
Issuance of stock under stock plans and other	11,078	1,846	304,431		
Tax benefit — stock options			20,203		
Stock-based compensation expense			56,886		
Other comprehensive income					(16,152)
Common stock repurchased	(1,422)	(237)	(60,292)		
BALANCE, NOVEMBER 2, 2013	311,045	$ 51,842	$ 711,879	$ 4,056,401	$ (80,546)

See accompanying Notes.

ANALOG DEVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended November 2, 2013, November 3, 2012 and October 29, 2011

(thousands)	2013	2012	2011
Operations			
Cash flows from operating activities:			
Net income	$ 673,487	$ 651,236	$ 867,394
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	110,196	109,705	116,873
Amortization of intangibles	220	128	1,346
Stock-based compensation expense	56,886	53,500	52,358
Gain on sale of business	—	—	(6,500)
Gain on sale of investments	—	(1,231)	—
Gain on sale of product line	(85,444)	—	—
Loss on extinguishment of debt	10,205	—	—
Non-cash portion of special charges	—	219	—
Other non-cash activity	(185)	(3,187)	833
Excess tax benefit — stock options	(16,171)	(12,230)	(44,936)
Deferred income taxes	(17,699)	(9,801)	1,704
Change in operating assets and liabilities:			
Accounts receivable	12,377	5,774	40,025
Inventories	28,527	(18,592)	(17,603)
Prepaid expenses and other current assets	4,660	8,471	822
Deferred compensation plan investments	11,116	(2,070)	(17,720)
Prepaid income tax	6,124	13,319	(16,681)
Accounts payable, deferred income and accrued liabilities	17,487	60	(90,323)
Deferred compensation plan liability	(11,116)	2,052	17,738
Income taxes payable	50,705	25,930	893
Other liabilities	60,970	(8,741)	(5,694)
Total adjustments	238,858	163,306	33,135
Net cash provided by operating activities	912,345	814,542	900,529
Investing Activities			
Cash flows from investing:			
Purchases of short-term available-for-sale investments	(8,540,335)	(8,165,043)	(4,289,304)
Maturities of short-term available-for-sale investments	6,970,885	6,543,795	3,436,284
Sales of short-term available-for-sale investments	650,730	437,748	282,861
Additions to property, plant and equipment, net	(123,074)	(132,176)	(122,996)
Net proceeds related to sale of businesses	—	—	10,000
Proceeds related to sale of investments	—	1,506	—
Proceeds related to sale of product line	100,000	—	—
Payments for acquisitions, net of cash acquired	(2,475)	(24,158)	(13,988)
Increase in other assets	(5,657)	(1,362)	(6,595)
Net cash used for investing activities	(949,926)	(1,339,690)	(703,738)
Financing Activities			
Cash flows from financing activities:			
Proceeds from long-term debt	493,880	—	515,507
Payment of senior unsecured notes	(392,790)	—	—
Early termination of swap agreements	—	18,520	—
Proceeds from derivative instruments	10,952	—	—
Term loan repayments	(60,108)	(56,500)	(28,392)
Dividend payments to shareholders	(405,955)	(344,701)	(281,626)
Repurchase of common stock	(60,529)	(161,046)	(330,489)
Proceeds from employee stock plans	306,277	191,730	217,397
Contingent consideration payment	(5,665)	(1,991)	—
(Decrease) increase in other financing activities	(2,790)	(7,869)	1,279
Excess tax benefit — stock options	16,171	12,230	44,936
Net cash (used for) provided by financing activities	(100,557)	(349,627)	138,612
Effect of exchange rate changes on cash	1,394	(1,492)	(303)
Net (decrease) increase in cash and cash equivalents	(136,744)	(876,267)	335,100
Cash and cash equivalents at beginning of year	528,833	1,405,100	1,070,000
Cash and cash equivalents at end of year	$ 392,089	$ 528,833	$ 1,405,100

See accompanying Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 2, 2013, November 3, 2012 and October 29, 2011
(all tabular amounts in thousands except per share amounts)

1. Description of Business

Analog Devices, Inc. ("Analog Devices" or the "Company") is a world leader in the design, manufacture and marketing of a broad portfolio of high-performance analog, mixed-signal and digital signal processing integrated circuits (ICs) used in virtually all types of electronic equipment. Since the Company's inception in 1965, it has focused on solving the engineering challenges associated with signal processing in electronic equipment. The Company's signal processing products play a fundamental role in converting, conditioning, and processing real-world phenomena such as temperature, pressure, sound, light, speed and motion into electrical signals to be used in a wide array of electronic devices. As new generations of digital applications evolve, new needs for high-performance analog signal processing and digital signal processing (DSP) technology are generated. As a result, the Company produces a wide range of innovative products — including data converters, amplifiers and linear products, radio frequency (RF) ICs, power management products, sensors based on micro-electro mechanical systems (MEMS) technology and other sensors, and processing products, including DSP and other processors — that are designed to meet the needs of a broad base of customers.

The Company's products are embedded inside many types of electronic equipment including:

- Industrial process control systems
- Factory automation systems
- Instrumentation and measurement systems
- Energy management systems
- Aerospace and defense electronics
- Automobiles
- Digital televisions
- Medical imaging equipment
- Patient monitoring devices
- Wireless infrastructure equipment
- Networking equipment
- Optical systems
- Digital cameras
- Portable electronic devices

2. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Upon consolidation, all intercompany accounts and transactions are eliminated. Certain amounts reported in previous years have been reclassified to conform to the fiscal 2013 presentation. Such reclassified amounts were immaterial. The Company's fiscal year is the 52-week or 53-week period ending on the Saturday closest to the last day in October. Fiscal year 2013 and 2011 were 52-week periods. Fiscal year 2012 was a 53-week period. The additional week in fiscal 2012 was included in the first quarter ended February 4, 2012.

The Company sold its baseband chipset business and related support operations (Baseband Chipset Business) to MediaTek Inc. during the first quarter of fiscal 2008. The Company has reflected the financial results of this business as discontinued operations in the consolidated statements of income for all periods presented. The historical results of operations of this business has been segregated from the Company's consolidated financial statements and are included in income from discontinued operations, net of tax, in the consolidated statements of income.

b. Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition. Cash, cash equivalents and short-term investments consist primarily of institutional money market funds, corporate obligations such as commercial paper and floating rate notes, bonds and bank time deposits.

The Company classifies its investments in readily marketable debt and equity securities as "held-to-maturity," "available-for-sale" or "trading" at the time of purchase. There were no transfers between investment classifications in any of the fiscal years presented. Held-to-maturity securities, which are carried at amortized cost, include only those securities the Company has the positive intent and ability to hold to maturity. Securities such as bank time deposits, which by their nature are typically held to maturity, are classified as such. The Company's other readily marketable cash equivalents and short-term investments are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, reported in accumulated other comprehensive (loss) income.

The Company's deferred compensation plan investments are classified as trading. See Note 7 for additional information on the Company's deferred compensation plan investments. There were no cash equivalents or short-term investments classified as trading at November 2, 2013 or November 3, 2012.

The Company periodically evaluates its investments for impairment. There were no other-than-temporary impairments of short-term investments in any of the fiscal years presented.

Realized gains or losses recognized in non-operating income from the sales of available-for-sale securities were not material during any of the fiscal years presented.

Unrealized gains and losses on available-for-sale securities classified as short-term investments at November 2, 2013 and November 3, 2012 were as follows:

	2013	2012
Unrealized gains on securities classified as short-term investments	$ 1,137	$ 581
Unrealized losses on securities classified as short-term investments	(511)	(519)
Net unrealized gains on securities classified as short-term investments	$ 626	$ 62

Unrealized gains and losses in fiscal years 2013 and 2012 relate to corporate obligations.

The components of the Company's cash and cash equivalents and short-term investments as of November 2, 2013 and November 3, 2012 were as follows:

	2013	2012
Cash and cash equivalents:		
Cash	$ 45,637	$ 35,413
Available-for-sale	346,452	490,904
Held-to-maturity	—	2,516
Total cash and cash equivalents	$ 392,089	$ 528,833
Short-term investments:		
Available-for-sale	$ 4,290,823	$ 3,370,551
Held-to-maturity (less than one year to maturity)	—	994
Total short-term investments	$ 4,290,823	$ 3,371,545

See Note 2j for additional information on the Company's cash equivalents and short-term investments.

c. *Supplemental Cash Flow Statement Information*

	2013	2012	2011
Cash paid during the fiscal year for:			
Income taxes	$ 36,863	$ 143,899	$ 223,716
Interest	$ 29,354	$ 29,177	$ 16,492

d. *Inventories*

Inventories are valued at the lower of cost (first-in, first-out method) or market. The valuation of inventory requires the Company to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The Company employs a variety of methodologies to determine the net realizable value of its inventory. While a portion of the calculation to record inventory at its net realizable value is based on the age of the inventory and lower of cost or market calculations, a key factor in estimating obsolete or excess inventory requires the Company to estimate the future demand for its products. If actual demand is less than the Company's estimates, impairment charges, which are recorded to cost of sales, may need to be recorded in future periods. Inventory in excess of saleable amounts is not valued, and the remaining inventory is valued at the lower of cost or market.

Inventories at November 2, 2013 and November 3, 2012 were as follows:

	2013	2012
Raw materials	$ 19,641	$ 28,111
Work in process	175,155	185,773
Finished goods	88,541	99,839
Total inventories	$ 283,337	$ 313,723

e. Property, Plant and Equipment

Property, plant and equipment is recorded at cost less allowances for depreciation. The straight-line method of depreciation is used for all classes of assets for financial statement purposes while both straight-line and accelerated methods are used for income tax purposes. Leasehold improvements are amortized based upon the lesser of the term of the lease or the useful life of the asset. Repairs and maintenance charges are expensed as incurred. Depreciation and amortization are based on the following useful lives:

Buildings & building equipment	Up to 25 years
Machinery & equipment	3-8 years
Office equipment	3-8 years

Depreciation expense for property, plant and equipment was $110.2 million, $109.7 million and $116.9 million in fiscal 2013, 2012 and 2011, respectively.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life.

f. Goodwill and Intangible Assets

Goodwill

The Company evaluates goodwill for impairment annually as well as whenever events or changes in circumstances suggest that the carrying value of goodwill may not be recoverable. The Company tests goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis on the first day of the fourth quarter (on or about August 1) or more frequently if indicators of impairment exist. For the Company's latest annual impairment assessment that occurred on August 4, 2013, the Company identified its reporting units to be its five operating segments, which meet the aggregation criteria for one reportable segment. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company determines the fair value of its reporting units using the income approach methodology of valuation that includes the discounted cash flow method, as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. No impairment of goodwill resulted in any of the fiscal years presented. Upon the sale of the assets and intellectual property related to the Company's microphone product line in the fourth quarter of fiscal 2013, as more fully described in Note 17, the Company assessed the goodwill of the remaining reporting unit for impairment. The Company's next annual impairment assessment will be performed as of the first day of the fourth quarter of fiscal 2014 unless indicators arise that would require the Company to reevaluate at an earlier date. The following table presents the changes in goodwill during fiscal 2013 and fiscal 2012:

	2013	2012
Balance at beginning of year	$ 283,833	$ 275,087
Acquisition of Multigig, Inc. (Note 6)	—	7,298
Goodwill allocated to sale of product line (Note 17)	(1,609)	—
Foreign currency translation adjustment	1,888	1,448
Balance at end of year	$ 284,112	$ 283,833

Intangible Assets

The Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying value to future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. As of November 2, 2013 and November 3, 2012, the Company's finite-lived intangible assets consisted of the following which related to the acquisition of Multigig, Inc. See Note 6 below for further information related to the acquisition of Multigig, Inc.

	November 2, 2013		November 3, 2012	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Technology-based	$ 1,100	$ 348	$ 1,100	$ 128

Amortization expense related to finite-lived intangible assets was $0.2 million, $0.1 million and $1.3 million in fiscal 2013, 2012 and 2011, respectively. The remaining amortization expense will be recognized over a period of approximately 3.5 years.

The Company expects annual amortization expense for intangible assets to be:

Fiscal Year	Amortization Expense
2014	$ 220
2015	$ 220
2016	$ 220
2017	$ 92

Indefinite-lived intangible assets are tested for impairment on an annual basis on the first day of the fourth quarter (on or about August 1) or more frequently if indicators of impairment exist. The impairment test involves the comparison of the fair values of the intangible assets with their carrying amount. No impairment of intangible assets resulted from the impairment tests in any of the fiscal years presented.

Intangible assets, excluding in-process research and development (IPR&D), are amortized on a straight-line basis over their estimated useful lives or on an accelerated method of amortization that is expected to reflect the estimated pattern of economic use. IPR&D assets are considered indefinite-lived intangible assets until completion or abandonment of the associated R&D efforts. Upon completion of the projects, the IPR&D assets will be amortized over their estimated useful lives.

Indefinite-lived intangible assets consisted of $27.8 million of IPR&D as of November 2, 2013 and November 3, 2012, respectively.

g. *Grant Accounting*

Certain of the Company's foreign subsidiaries have received grants from governmental agencies. These grants include capital, employment and research and development grants. Capital grants for the acquisition of property and equipment are netted against the related capital expenditures and amortized as a credit to depreciation expense over the useful life of the related asset. Employment grants, which relate to employee hiring and training, and research and development grants are recognized in earnings in the period in which the related expenditures are incurred by the Company.

h. Translation of Foreign Currencies

The functional currency for the Company's foreign sales and research and development operations is the applicable local currency. Gains and losses resulting from translation of these foreign currencies into U.S. dollars are recorded in accumulated other comprehensive (loss) income. Transaction gains and losses and re-measurement of foreign currency denominated assets and liabilities are included in income currently, including those at the Company's principal foreign manufacturing operations where the functional currency is the U.S. dollar. Foreign currency transaction gains or losses included in other expenses, net, were not material in fiscal 2013, 2012 or 2011.

i. Derivative Instruments and Hedging Agreements

Foreign Exchange Exposure Management — The Company enters into forward foreign currency exchange contracts to offset certain operational and balance sheet exposures from the impact of changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets and liabilities that are denominated in currencies other than the U.S. dollar, primarily the Euro; other significant exposures include the Philippine Peso, the Japanese Yen and the British Pound. These foreign currency exchange contracts are entered into to support transactions made in the normal course of business, and accordingly, are not speculative in nature. The contracts are for periods consistent with the terms of the underlying transactions, generally one year or less. Hedges related to anticipated transactions are designated and documented at the inception of the respective hedges as cash flow hedges and are evaluated for effectiveness monthly. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified. As the terms of the contract and the underlying transaction are matched at inception, forward contract effectiveness is calculated by comparing the change in fair value of the contract to the change in the forward value of the anticipated transaction, with the effective portion of the gain or loss on the derivative instrument reported as a component of accumulated other comprehensive (loss) income (OCI) in shareholders' equity and reclassified into earnings in the same period during which the hedged transaction affects earnings. Any residual change in fair value of the instruments, or ineffectiveness, is recognized immediately in other (income) expense. Additionally, the Company enters into forward foreign currency contracts that economically hedge the gains and losses generated by the re-measurement of certain recorded assets and liabilities in a non-functional currency. Changes in the fair value of these undesignated hedges are recognized in other (income) expense immediately as an offset to the changes in the fair value of the asset or liability being hedged. As of November 2, 2013 and November 3, 2012, the total notional amount of these undesignated hedges was $33.4 million and $31.5 million, respectively. The fair value of these hedging instruments in the Company's consolidated balance sheets as of November 2, 2013 and November 3, 2012 was immaterial.

Interest Rate Exposure Management — The Company's current and future debt may be subject to interest rate risk. The Company utilizes interest rate derivatives to alter interest rate exposure in an attempt to reduce the effects of these changes. On April 24, 2013, the Company entered into a treasury rate lock agreement with Bank of America. This agreement allowed the Company to lock a 10-year US Treasury rate of 1.7845% through June 14, 2013 for its anticipated issuance of the 2023 Notes. The Company designated this agreement as a cash flow hedge. On June 3, 2013, the Company terminated the treasury rate lock simultaneously with the issuance of the 2023 Notes which resulted in a gain of approximately $11.0 million. This gain is being amortized into interest expense over the 10-year term of the 2023 Notes. During fiscal 2013 approximately $0.5 million was amortized from OCI into interest expense and approximately $1.1 million will be amortized from OCI into interest expense within the next 12 months.

On June 30, 2009, the Company entered into interest rate swap transactions related to its outstanding $375.0 million aggregate principal amount of 5.0% senior unsecured notes (the 2014 Notes) where the Company swapped the notional amount of its $375.0 million of fixed rate debt at 5.0% into floating interest rate debt through July 1, 2014. The Company designated these swaps as fair value hedges. The fair value of the swaps at inception was zero and subsequent changes in the fair value of the interest rate swaps were reflected in the carrying value of the interest rate swaps on the balance sheet. The carrying value of the debt on the balance sheet was adjusted by an equal and offsetting amount. The gain or loss on the hedged item (that is, the fixed-rate borrowings) attributable to the hedged benchmark interest rate risk and the offsetting gain or loss on the related interest rate swaps for fiscal year 2012 and fiscal year 2011 was as follows:

	November 3, 2012			October 29, 2011		
Statement of income classification	Loss on Swaps	Gain on Note	Net Income Effect	Loss on Swaps	Gain on Note	Net Income Effect
Other income	$ (769)	$ 769	$ —	$ (4,614)	$ 4,614	$ —

The amounts earned and owed under the swap agreements were accrued each period and were reported in interest expense. There was no ineffectiveness recognized in any of the periods presented. In the second quarter of fiscal 2012, the Company terminated the interest rate swap agreement. The Company received $19.8 million in cash proceeds from the swap termination, which included $1.3 million in accrued interest. The proceeds, net of interest received, are disclosed in cash flows from financing activities in the consolidated statements of cash flows. As a result of the termination, the carrying value of the 2014 Notes was adjusted for the change in the fair value of the interest component of the debt up to the date of the termination of the swap in an amount equal to the fair value of the swap, to be amortized to earnings as a reduction of interest expense over the remaining life of the debt. During fiscal year 2013 and 2012, $4.6 million and $5.3 million, respectively, were amortized into earnings as a reduction of interest expense related to the swap termination. This amortization is reflected in the consolidated statements of cash flows within operating activities. During the third quarter of fiscal 2013, in conjunction with the redemption of the 2014 Notes, the Company recognized the remaining $8.6 million in unamortized proceeds received from the termination of the interest rate swap as other, net expense.

The market risk associated with the Company's derivative instruments results from currency exchange rate or interest rate movements that are expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparties to the agreements relating to the Company's derivative instruments consist of a number of major international financial institutions with high credit ratings. Based on the credit ratings of the Company's counterparties as of November 2, 2013, nonperformance is not perceived to be a significant risk. Furthermore, none of the Company's derivatives are subject to collateral or other security arrangements and none contain provisions that are dependent on the Company's credit ratings from any credit rating agency. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties. As a result of the above considerations, the Company does not consider the risk of counterparty default to be significant.

The Company records the fair value of its derivative financial instruments in its consolidated financial statements in other current assets, other assets or accrued liabilities, depending on their net position, regardless of the purpose or intent for holding the derivative contract. Changes in the fair value of the derivative financial instruments are either recognized periodically in earnings or in shareholders' equity as a component of OCI. Changes in the fair value of cash flow hedges are recorded in OCI and reclassified into earnings when the underlying contract matures. Changes in the fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.

The total notional amounts of forward foreign currency derivative instruments designated as hedging instruments of cash flow hedges denominated in Euros, British Pounds, Philippine Pesos and Japanese Yen as of November 2, 2013 and November 3, 2012 was $196.9 million and $151.8 million, respectively. The fair values of these hedging instruments in the Company's consolidated balance sheets as of November 2, 2013 and November 3, 2012 were as follows:

		Fair Value At	
	Balance Sheet Location	**November 2, 2013**	**November 3, 2012**
Forward foreign currency exchange contracts	Prepaid expenses and other current assets	$ 2,377	$ 1,161

The effect of forward foreign currency derivative instruments designated as cash-flow hedges on the consolidated statements of income and OCI for fiscal 2013 and 2012 were as follows:

	November 2, 2013	**November 3, 2012**
Loss recognized in OCI on derivatives (net of tax of $409 in 2013 and $1,233 in 2012)	$ (2,589)	$ (7,923)
Amounts reclassified from OCI into income (net of tax of $195 in 2013 and $1,160 in 2012)	$ (1,479)	$ 7,401

The amounts reclassified into earnings before tax related to forward foreign currency derivative instruments, are recognized in cost of sales and operating expenses for fiscal 2013 and fiscal 2012 were as follows:

	November 2, 2013	**November 3, 2012**
Cost of sales	$ (967)	$ 3,096
Research and development	$ (551)	$ 2,344
Selling, marketing, general and administrative	$ (156)	$ 3,121

The Company estimates that $1.0 million of forward foreign currency derivative instruments included in OCI will be reclassified into earnings within the next 12 months. There was no ineffectiveness during fiscal years ended November 2, 2013 and November 3, 2012.

Accumulated Derivative Gains or Losses

The following table summarizes activity in accumulated other comprehensive (loss) income related to derivatives classified as cash flow hedges held by the Company during the period from October 30, 2011 through November 2, 2013:

	2013	2012
Balance at beginning of year, net of tax	$ 1,165	$ 1,687
Changes in fair value of derivatives — gain (loss), net of tax	9,708	(7,923)
(Gain) loss reclassified into earnings from other comprehensive income (loss), net of tax	(1,776)	7,401
Balance at end of year, net of tax	$ 9,097	$ 1,165

j. Fair Value

The Company defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

The tables below, set forth by level, the Company's financial assets and liabilities, excluding accrued interest components, that were accounted for at fair value on a recurring basis as of November 2, 2013 and November 3, 2012. The tables exclude cash on hand and assets and liabilities that are measured at historical cost or any basis other than fair value. As of November 2, 2013 and November 3, 2012, the Company held $45.6 million and $38.9 million, respectively, of cash and held-to-maturity investments that were excluded from the tables below.

	November 2, 2013			
	Fair Value measurement at Reporting Date using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents:				
Available-for-sale:				
Institutional money market funds	$ 186,896	$ —	$ —	$ 186,896
Corporate obligations (1)	—	159,556	—	159,556
Short - term investments:				
Available-for-sale:				
Securities with one year or less to maturity:				
Corporate obligations (1)	—	3,764,213	—	3,764,213
Floating rate notes, issued at par	—	207,521	—	207,521
Floating rate notes (1)	—	113,886	—	113,886
Securities with greater than one year to maturity:				
Floating rate notes, issued at par	—	205,203	—	205,203
Other assets:				
Forward foreign currency exchange contracts (2)	$ —	$ 2,267	$ —	$ 2,267
Deferred compensation investments	17,431	—	—	17,431
Total assets measured at fair value	$ 204,327	$ 4,452,646	$ —	$ 4,656,973
Liabilities				
Contingent consideration	—	—	6,479	6,479
Total liabilities measured at fair value	$ —	$ —	$ 6,479	$ 6,479

(1) The amortized cost of the Company's investments classified as available-for-sale as of November 2, 2013 was $3,824.0 million.

(2) The Company has a master netting arrangement by counterparty with respect to derivative contracts. As of November 2, 2013, contracts in a liability position of $2.0 million were netted against contracts in an asset position in the consolidated balance sheet.

	November 3, 2012			
	Fair Value measurement at Reporting Date using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents:				
Available-for-sale:				
Institutional money market funds	$ 143,876	$ —	$ —	$ 143,876
Corporate obligations (1)	—	347,028	—	347,028
Short - term investments:				
Available-for-sale:				
Securities with one year or less to maturity:				
Corporate obligations (1)	—	2,818,798	—	2,818,798
Floating rate notes, issued at par	—	280,065	—	280,065
Floating rate notes (1)	—	234,280	—	234,280
Securities with greater than one year to maturity:				
Floating rate notes, issued at par	—	37,408	—	37,408
Other assets:				
Forward foreign currency exchange contracts (2)	—	1,061	—	1,061
Deferred compensation investments	28,480	—	—	28,480
Total assets measured at fair value	$ 172,356	$ 3,718,640	$ —	$ 3,890,996
Liabilities				
Contingent consideration	—	—	12,219	12,219
Total liabilities measured at fair value	$ —	$ —	$ 12,219	$ 12,219

(1) The amortized cost of the Company's investments classified as available-for-sale as of November 3, 2012 was $3,327.5 million.

(2) The Company has a master netting arrangement by counterparty with respect to derivative contracts. As of November 3, 2012, contracts in a liability position of $1.9 million were netted against contracts in an asset position in the consolidated balance sheet.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash equivalents and short-term investments — These investments are adjusted to fair value based on quoted market prices or are determined using a yield curve model based on current market rates.

Deferred compensation plan investments — The fair value of these mutual fund, money market fund and equity investments are based on quoted market prices.

Forward foreign currency exchange contracts — The estimated fair value of forward foreign currency exchange contracts, which includes derivatives that are accounted for as cash flow hedges and those that are not designated as cash flow hedges, is based on the estimated amount the Company would receive if it sold these agreements at the reporting date taking into consideration current interest rates as well as the creditworthiness of the counterparty for assets and the Company's creditworthiness for liabilities.

Contingent consideration — The fair value of the contingent consideration was estimated utilizing the income approach and is based upon significant inputs not observable in the market. The income approach is based on two steps. The first step involves a projection of the cash flows that is based on the Company's estimates of the timing and probability of achieving the defined milestones. The second step involves converting the cash flows into a present value equivalent through discounting. The discount rate reflects the Baa costs of debt plus the relevant risk associated with the asset and the time value of money.

The fair value measurement of the contingent consideration encompasses the following significant unobservable inputs:

Unobservable Inputs	Range
Estimated contingent consideration payments	$7,000
Discount rate	8% - 10%
Timing of cash flows	1 - 23 months
Probability of achievement	100%

Changes in the fair value of the contingent consideration subsequent to the acquisition date that are primarily driven by assumptions pertaining to the achievement of the defined milestones will be recognized in operating income in the period of the estimated fair value change. Significant increases or decreases in any of the inputs in isolation may result in a fluctuation in the fair value measurement.

The following table summarizes the change in the fair value of the contingent consideration measured using significant unobservable inputs (Level 3) as of November 3, 2012 and November 2, 2013:

	Contingent Consideration
Balance as of October 30, 2010	$ —
Contingent consideration liability recorded	13,790
Fair value adjustment (2)	183
Balance as of October 29, 2011	$ 13,973
Payment made (1)	(2,000)
Fair value adjustment (2)	246
Balance as of November 3, 2012	$ 12,219
Payment made (1)	(6,000)
Fair value adjustment (2)	260
Balance as of November 2, 2013	$ 6,479

(1) The payment is reflected in the statements of cash flows as cash used in financing activities related to the liability recognized at fair value as of the acquisition date and as cash provided by operating activities related to the fair value adjustments previously recognized in earnings.
(2) Recorded in research and development expense in the consolidated statements of income.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

On June 30, 2009, the Company issued the 2014 Notes with semi-annual fixed interest payments due on January 1 and July 1 of each year, commencing January 1, 2010. On June 6, 2013, the Company redeemed the 2014 Notes. Based on quotes received from third-party banks, the fair value of the 2014 Notes as of November 3, 2012 was $402.5 million and is classified as a Level 1 measurement according to the fair value hierarchy.

On April 4, 2011, the Company issued $375.0 million aggregate principal amount of 3.0% senior unsecured notes due April 15, 2016 (the 2016 Notes) with semi-annual fixed interest payments due on April 15 and October 15 of each year, commencing October 15, 2011. Based on quotes received from third-party banks, the fair value of the 2016 Notes as of November 2, 2013 and November 3, 2012 was $392.8 million and $402.3 million, respectively and is classified as a Level 1 measurement according to the fair value hierarchy.

On June 3, 2013, the Company issued $500.0 million aggregate principal amount of 2.875% senior unsecured notes due June 1, 2023 (the 2023 Notes) with semi-annual fixed interest payments due on June 1 and December 1 of each year, commencing December 1, 2013. Based on quotes received from third-party banks, the fair value of the 2023 Notes as of November 2, 2013 was $466.0 million and is classified as a Level 1 measurement according to the fair value hierarchy.

k. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates relate to the useful lives of fixed assets and identified intangible assets, allowances for doubtful accounts and customer returns, the net realizable value of inventory, potential reserves relating to litigation matters, accrued liabilities, accrued taxes, deferred tax valuation allowances, assumptions pertaining to share-based payments and other reserves. Actual results could differ from those estimates and such differences may be material to the financial statements.

l. Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade accounts receivable.

The Company maintains cash, cash equivalents and short-term and long-term investments with high credit quality counterparties, continuously monitors the amount of credit exposure to any one issuer and diversifies its investments in order to minimize its credit risk.

The Company sells its products to distributors and original equipment manufacturers involved in a variety of industries including industrial process automation, instrumentation, defense/aerospace, automotive, communications, computers and computer peripherals and consumer electronics. The Company has adopted credit policies and standards to accommodate growth in these markets. The Company performs continuing credit evaluations of its customers' financial condition and although the Company generally does not require collateral, the Company may require letters of credit from customers in certain circumstances. The Company provides reserves for estimated amounts of accounts receivable that may not be collected.

m. Concentration of Other Risks

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on assembly and test subcontractors, third-party wafer fabricators and independent distributors. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company is exposed to the risk of obsolescence of its inventory depending on the mix of future business. Additionally, a large portion of the Company's purchases of external wafer and foundry services are from a limited number of suppliers, primarily Taiwan Semiconductor Manufacturing Company (TSMC). If TSMC or any of the Company's other key suppliers are unable or unwilling to manufacture and deliver sufficient quantities of components, on the time schedule and of the quality that the Company requires, the Company may be forced to engage additional or replacement suppliers, which could result in significant expenses and disruptions or delays in manufacturing, product development and shipment of product to the Company's customers. Although the Company has experienced shortages of components, materials and external foundry services from time to time, these items have generally been available to the Company as needed.

n. Revenue Recognition

Revenue from product sales to customers is generally recognized when title passes, which for shipments to certain foreign countries is subsequent to product shipment. Title for these shipments ordinarily passes within a week of shipment. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

In all regions of the world, the Company defers revenue and the related cost of sales on shipments to distributors until the distributors resell the products to their customers. As a result, the Company's revenue fully reflects end customer purchases and is not impacted by distributor inventory levels. Sales to distributors are made under agreements that allow distributors to receive price-adjustment credits, as discussed below, and to return qualifying products for credit, as determined by the Company, in order to reduce the amounts of slow-moving, discontinued or obsolete product from their inventory. These agreements limit such returns to a certain percentage of the value of the Company's shipments to that distributor during the prior quarter. In addition, distributors are allowed to return unsold products if the Company terminates the relationship with the distributor.

Distributors are granted price-adjustment credits for sales to their customers when the distributor's standard cost (i.e., the Company's sales price to the distributor) does not provide the distributor with an appropriate margin on its sales to its customers. As distributors negotiate selling prices with their customers, the final sales price agreed upon with the customer will be influenced by many factors, including the particular product being sold, the quantity ordered, the particular customer, the geographic location of the distributor and the competitive landscape. As a result, the distributor may request and receive a price-adjustment credit from the Company to allow the distributor to earn an appropriate margin on the transaction.

Distributors are also granted price-adjustment credits in the event of a price decrease subsequent to the date the product was shipped and billed to the distributor. Generally, the Company will provide a credit equal to the difference between the price paid by the distributor (less any prior credits on such products) and the new price for the product multiplied by the quantity of the specific product in the distributor's inventory at the time of the price decrease.

Given the uncertainties associated with the levels of price-adjustment credits to be granted to distributors, the sales price to the distributor is not fixed or determinable until the distributor resells the products to their customers. Therefore, the Company defers revenue recognition from sales to distributors until the distributors have sold the products to their customers.

Title to the inventory transfers to the distributor at the time of shipment or delivery to the distributor, and payment from the distributor is due in accordance with the Company's standard payment terms. These payment terms are not contingent upon the distributors' sale of the products to their customers. Upon title transfer to distributors, inventory is reduced for the cost of goods shipped, the margin (sales less cost of sales) is recorded as "deferred income on shipments to distributors, net" and an account receivable is recorded. Shipping costs are charged to cost of sales as incurred.

The deferred costs of sales to distributors have historically had very little risk of impairment due to the margins the Company earns on sales of its products and the relatively long life-cycle of the Company's products. Product returns from distributors that are ultimately scrapped have historically been immaterial. In addition, price protection and price-adjustment credits granted to distributors historically have not exceeded the margins the Company earns on sales of its products. The Company continuously monitors the level and nature of product returns and is in frequent contact with the distributors to ensure reserves are established for all known material issues.

As of November 2, 2013 and November 3, 2012, the Company had gross deferred revenue of $309.2 million and $299.0 million, respectively, and gross deferred cost of sales of $61.8 million and $60.5 million, respectively. Deferred income on shipments to distributors increased in fiscal 2013 primarily as a result of a mix shift in favor of higher margin products sold into the channel.

The Company generally offers a twelve-month warranty for its products. The Company's warranty policy provides for replacement of defective products. Specific accruals are recorded for known product warranty issues. Product warranty expenses during fiscal 2013, 2012 and 2011 were not material.

o. Accumulated Other Comprehensive (Loss) Income

Other comprehensive (loss) income includes certain transactions that have generally been reported in the consolidated statement of shareholders' equity. The components of accumulated other comprehensive loss at November 2, 2013 and November 3, 2012 consisted of the following, net of tax:

	2013	2012
Foreign currency translation adjustment	$ 483	$ 982
Unrealized gains on available-for-sale securities	953	444
Unrealized losses on available-for-sale securities	(435)	(423)
Unrealized gains on derivative instruments	9,097	1,165
Pension plans		
Prior service cost	4,076	4,079
Transition obligation	(82)	(102)
Net actuarial loss	(94,638)	(70,539)
Total accumulated other comprehensive loss	$ (80,546)	$ (64,394)

As of November 2, 2013, the Company held 137 investment securities, 31 of which were in an unrealized loss position with gross unrealized losses of $0.5 million and an aggregate fair value of $972.2 million. As of November 3, 2012, the Company held 88 investment securities, 29 of which were in an unrealized loss position with gross unrealized losses of $0.5 million and an aggregate fair value of $1,214.1 million. These unrealized losses were primarily related to corporate obligations that earn lower interest rates than current market rates. None of these investments have been in a loss position for more than twelve months. As the Company does not intend to sell these investments and it is unlikely that the Company will be required to sell the investments before recovery of their amortized basis, which will be at maturity, the Company does not consider those investments to be other-than-temporarily impaired at November 2, 2013 and November 3, 2012.

p. Advertising Expense

Advertising costs are expensed as incurred. Advertising expense was approximately $3.3 million in fiscal 2013, $3.9 million in fiscal 2012 and $4.2 million in fiscal 2011.

q. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. Additionally, deferred tax assets and liabilities are separated into current and non-current amounts based on the classification of the related assets and liabilities for financial reporting purposes.

r. Earnings Per Share of Common Stock

Basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of potential future issuances of common stock relating to stock option programs and other potentially dilutive securities using the treasury stock method. In calculating diluted earnings per share, the dilutive effect of stock options is computed using the average market price for the respective period. In addition, the assumed proceeds under the treasury stock method include the average unrecognized compensation expense of stock options that are in-the-money and restricted stock units. This results in the "assumed" buyback of additional shares, thereby reducing the dilutive impact of in-the-money stock options. Potential shares related to certain of the Company's outstanding stock options were excluded because they were anti-dilutive. Those potential shares, determined based on the weighted average exercise prices during the respective years, related to the Company's outstanding stock options could be dilutive in the future.

The following table sets forth the computation of basic and diluted earnings per share:

	2013	2012	2011
Income from continuing operations, net of tax	$ 673,487	$ 651,236	$ 860,894
Gain on sale of discontinued operations, net of tax	—	—	6,500
Net income	$ 673,487	$ 651,236	$ 867,394
Basic shares:			
Weighted average shares outstanding	307,763	298,761	299,417
Earnings per share-basic:			
Income from continuing operations, net of tax	$ 2.19	$ 2.18	$ 2.88
Total income from discontinued operations, net of tax	—	—	0.02
Net income	$ 2.19	$ 2.18	$ 2.90
Diluted shares:			
Weighted average shares outstanding	307,763	298,761	299,417
Assumed exercise of common stock equivalents	6,278	7,430	8,819
Weighted average common and common equivalent shares	314,041	306,191	308,236
Earnings per share-diluted:			
Income from continuing operations, net of tax	$ 2.14	$ 2.13	$ 2.79
Total income from discontinued operations, net of tax	—	—	0.02
Net income	$ 2.14	$ 2.13	$ 2.81
Anti-dilutive shares related to:			
Outstanding stock options	4,116	7,209	9,526

s. ***Stock-Based Compensation***

Stock-based compensation is measured at the grant date based on the grant-date fair value of the awards ultimately expected to vest, and is recognized as an expense on a straight-line basis over the vesting period, which is generally five years for stock options and three years for restricted stock units. Determining the amount of stock-based compensation to be recorded requires the Company to develop estimates used in calculating the grant-date fair value of stock options. The Company calculates the grant-date fair value of stock options using the Black-Scholes valuation model. The use of valuation models requires the Company to make estimates and assumptions such as expected volatility, expected term, risk-free interest rate, expected dividend yield and forfeiture rates. The grant-date fair value of restricted stock units represents the value of the Company's common stock on the date of grant, reduced by the present value of dividends expected to be paid on the Company's common stock prior to vesting.

See Note 3 for additional information relating to stock-based compensation.

t. ***New Accounting Pronouncements***

Standards Implemented

Comprehensive Income

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-05, *Presentation of Comprehensive Income* (ASU No. 2011-05). ASU No. 2011-05 amended Accounting Standards Codification (ASC) 220, *Comprehensive Income,* to converge the presentation of comprehensive income between U.S. GAAP and IFRS. ASU No. 2011-05 requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements and requires reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement in changes of stockholders' equity. ASU No. 2011-05 was effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which was the Company's first quarter of fiscal year 2013. The adoption of ASU No. 2011-05 in the first quarter of fiscal 2013 affected the presentation of comprehensive income but did not impact the Company's financial condition or results of operations.

Standards to be Implemented

Balance Sheet

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities* (ASU No. 2011-11). ASU No. 2011-11 amended ASC 210, *Balance Sheet,* to converge the presentation of offsetting assets and liabilities between U.S. GAAP and IFRS. ASU No. 2011-11 requires that entities disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. ASU No. 2011-11 is effective for fiscal years, and interim periods within those years, beginning after January 1, 2013, which is the Company's fiscal year 2014. Subsequently, in January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about offsetting Assets and Liabilities*, which clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption of ASU No. 2011-11 and ASU No. 2013-01 in the first quarter of fiscal 2014 will require additional disclosures related to offsetting assets and liabilities but will not impact the Company's financial condition or results of operations.

Comprehensive Income

In January 2013, the FASB issued ASU No. 2013-02, *Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income* (ASU No. 2013-02), which seeks to improve the reporting of reclassifications out of accumulated other comprehensive income by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 supersede the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU No. 2011-05, *Presentation of Comprehensive Income*, and ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update*

No. 2011-05. ASU No. 2013-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, which is the Company's first quarter of fiscal year 2014. The adoption of ASU No. 2013-02 in the first quarter of fiscal 2014 will affect the presentation of comprehensive income but will not impact the Company's financial condition or results of operations.

Income Taxes

In July 2013, the FASB issued ASU No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* (ASU No. 2013-11). ASU No. 2013-11 requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, with certain exceptions. ASU No. 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, which is the Company's first quarter of fiscal year 2015. The adoption of ASU No. 2013-11 in the first quarter of fiscal 2015 will affect the presentation of our unrecognized tax benefits but will not impact the Company's financial condition or results of operations.

u. Discontinued Operations

In September 2007, the Company entered into a definitive agreement to sell its Baseband Chipset Business to MediaTek Inc. The decision to sell the Baseband Chipset Business was due to the Company's decision to focus its resources in areas where its signal processing expertise can provide unique capabilities and earn superior returns. During fiscal 2008, the Company completed the sale of its Baseband Chipset Business for net cash proceeds of $269 million. The Company made cash payments of $1.7 million during fiscal 2009 related to retention payments for employees who transferred to MediaTek Inc. and for the reimbursement of intellectual property license fees incurred by MediaTek. During fiscal 2010, the Company received cash proceeds of $62 million as a result of the receipt of a refundable withholding tax and also recorded an additional gain on sale of $0.3 million, or $0.2 million net of tax, due to the settlement of certain items at less than the amounts accrued. In fiscal 2011, additional proceeds of $10 million were released from escrow and $6.5 million net of tax was recorded as additional gain from the sale of discontinued operations. The Company does not expect any additional proceeds from this sale.

The following amounts related to the Baseband Chipset Business have been segregated from continuing operations and reported as discontinued operations.

	2013	2012	2011
Gain on sale of discontinued operations before income taxes	$ —	$ —	$ 10,000
Provision for income taxes	—	—	3,500
Gain on sale of discontinued operations, net of tax	$ —	$ —	$ 6,500

3. Stock-Based Compensation and Shareholders' Equity

Equity Compensation Plans

The Company grants, or has granted, stock options and other stock and stock-based awards under The 2006 Stock Incentive Plan (2006 Plan). The 2006 Plan was approved by the Company's Board of Directors on January 23, 2006 and was approved by shareholders on March 14, 2006 and subsequently amended in March 2006, June 2009, September 2009, December 2009, December 2010 and June 2011. The 2006 Plan provides for the grant of up to 15 million shares of the Company's common stock, plus such number of additional shares that were subject to outstanding options under the Company's previous plans that are not issued because the applicable option award subsequently terminates or expires without being exercised. The 2006 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Employees, officers, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted awards under the 2006 Plan. No award may be made under the 2006 Plan after March 13, 2016, but awards previously granted may extend beyond that date. The Company will not grant further options under any previous plans.

While the Company may grant to employees options that become exercisable at different times or within different periods, the Company has generally granted to employees options that vest over five years and become exercisable in annual installments of 20% on each of the first, second, third, fourth and fifth anniversaries of the date of grant; 33.3% on each of the third, fourth, and fifth anniversaries of the date of grant; or in annual installments of 25% on each of the second, third, fourth and fifth anniversaries of the date of grant. The maximum contractual term of all options is ten years. In addition, the Company has granted to employees restricted stock units that generally vest in one installment on the third anniversary of the grant date.

As of November 2, 2013, a total of 3,353,057 common shares were available for future grant under the 2006 Plan and 24,837,852 common shares were reserved for issuance under the 2006 Plan and the Company's previous plans.

Stock-based compensation is measured at the grant date based on the grant-date fair value of the awards ultimately expected to vest, and is recognized as an expense on a straight-line basis over the vesting period, which is generally five years for stock options and three years for restricted stock units. Determining the amount of stock-based compensation to be recorded requires the Company to develop estimates used in calculating the grant-date fair value of stock options.

Grant-Date Fair Value

Information pertaining to the Company's stock option awards and the related estimated weighted-average assumptions to calculate the fair value of stock options granted is as follows:

Stock Options	2013	2012	2011
Options granted (in thousands)	2,407	2,456	1,990
Weighted-average exercise price	$46.40	$39.58	$37.59
Weighted-average grant-date fair value	$7.38	$7.37	$8.62
Assumptions:			
Weighted-average expected volatility	24.6%	28.4%	29.3%
Weighted-average expected term (in years)	5.4	5.3	5.3
Weighted-average risk-free interest rate	1.0%	1.1%	2.1%
Weighted-average expected dividend yield	2.9%	3.0%	2.4%

Expected volatility — The Company is responsible for estimating volatility and has considered a number of factors, including third-party estimates. The Company currently believes that the exclusive use of implied volatility results in the best estimate of the grant-date fair value of employee stock options because it reflects the market's current expectations of future volatility. In evaluating the appropriateness of exclusively relying on implied volatility, the Company concluded that: (1) options in the Company's common stock are actively traded with sufficient volume on several exchanges; (2) the market prices of both the traded options and the underlying shares are measured at a similar point in time to each other and on a date close to the grant date of the employee share options; (3) the traded options have exercise prices that are both near-the-money and close to the exercise price of the employee share options; and (4) the remaining maturities of the traded options used to estimate volatility are at least one year.

Expected term — The Company uses historical employee exercise and option expiration data to estimate the expected term assumption for the Black-Scholes grant-date valuation. The Company believes that this historical data is currently the best estimate of the expected term of a new option, and that generally its employees exhibit similar exercise behavior.

Risk-free interest rate — The yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term assumption is used as the risk-free interest rate.

Expected dividend yield — Expected dividend yield is calculated by annualizing the cash dividend declared by the Company's Board of Directors for the current quarter and dividing that result by the closing stock price on the date of grant. Until such time as the Company's Board of Directors declares a cash dividend for an amount that is different from the current quarter's cash dividend, the current dividend will be used in deriving this assumption. Cash dividends are not paid on options, restricted stock or restricted stock units.

Stock-Based Compensation Expense

The amount of stock-based compensation expense recognized during a period is based on the value of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered stock-based award. Based on an analysis of its historical forfeitures, the Company has applied an annual forfeiture rate of 4.4% to all unvested stock-based awards as of November 2, 2013. The rate of 4.4% represents the portion that is expected to be forfeited each year over the vesting period. This analysis will be re-evaluated quarterly and the forfeiture rate will be adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those options that vest.

Additional paid-in-capital (APIC) Pool

The APIC pool represents the excess tax benefits related to share-based compensation that are available to absorb future tax deficiencies. If the amount of future tax deficiencies is greater than the available APIC pool, the Company records the excess as income tax expense in its consolidated statements of income. For fiscal year 2013, the Company had a sufficient APIC pool to cover any tax deficiencies recorded and as a result, these deficiencies did not affect its results of operations. During fiscal years 2012 and 2011, the Company recognized an immaterial amount of income tax expense resulting from tax shortfalls related to share-based compensation in its consolidated statements of income.

Stock-Based Compensation Activity

A summary of the activity under the Company's stock option plans as of November 2, 2013 and changes during the fiscal year then ended is presented below:

	Options Outstanding (in thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding November 3, 2012	26,453	$31.73		
Options granted	2,407	$46.40		
Options exercised	(9,649)	$31.73		
Options forfeited	(185)	$32.73		
Options expired	(34)	$40.89		
Options outstanding at November 2, 2013	18,992	$33.56	5.1	$306,077
Options exercisable at November 2, 2013	12,100	$30.93	3.5	$226,893
Options vested or expected to vest at November 2, 2013 (1)	18,531	$33.35	5.0	$302,569

(1) In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest is calculated by applying an estimated forfeiture rate to the unvested options.

The total intrinsic value of options exercised (i.e. the difference between the market price at exercise and the price paid by the employee to exercise the options) during fiscal 2013, 2012 and 2011 was $128.4 million, $105.4 million and $96.5 million, respectively, and the total amount of proceeds received by the Company from exercise of these options during fiscal 2013, 2012 and 2011 was $306.3 million, $191.8 million and $217.4 million, respectively.

A summary of the Company's restricted stock unit award activity as of November 2, 2013 and changes during the fiscal year then ended is presented below:

	Restricted Stock Units Outstanding (in thousands)	Weighted-Average Grant-Date Fair Value Per Share
Restricted stock units outstanding at November 3, 2012	3,060	$33.01
Units granted	810	$42.37
Restrictions lapsed	(1,313)	$29.93
Forfeited	(64)	$35.39
Restricted stock units outstanding at November 2, 2013	2,493	$37.62

As of November 2, 2013, there was $82.5 million of total unrecognized compensation cost related to unvested share-based awards comprised of stock options and restricted stock units. That cost is expected to be recognized over a weighted-average period of 1.4 years. The total grant-date fair value of shares that vested during fiscal 2013, 2012 and 2011 was approximately $63.9 million, $48.6 million and $49.6 million, respectively.

Common Stock Repurchase Program

The Company's common stock repurchase program has been in place since August 2004. In the aggregate, the Board of Directors has authorized the Company to repurchase $5.0 billion of the Company's common stock under the program. Under the program, the Company may repurchase outstanding shares of its common stock from time to time in the open market and through privately negotiated transactions. Unless terminated earlier by resolution of the Company's Board of Directors, the repurchase program will expire when the Company has repurchased all shares authorized under the program. As of November 2, 2013, the Company had repurchased a total of approximately 130.1 million shares of its common stock for approximately $4,481.6 million under this program. An additional $518.4 million remains available for repurchase of shares under the current authorized program. The repurchased shares are held as authorized but unissued shares of common stock. The Company also, from time to time, repurchases shares in settlement of employee tax withholding obligations due upon the vesting of restricted stock units or the exercise of stock options. The withholding amount is based on the Company's minimum statutory withholding requirement. Any future common stock repurchases will be dependent upon several factors, including the Company's financial performance, outlook, liquidity and the amount of cash the Company has available in the United States.

Preferred Stock

The Company has 471,934 authorized shares of $1.00 par value preferred stock, none of which is issued or outstanding. The Board of Directors is authorized to fix designations, relative rights, preferences and limitations on the preferred stock at the time of issuance.

4. Industry, Segment and Geographic Information

The Company operates and tracks its results in one reportable segment based on the aggregation of five operating segments. The Company designs, develops, manufactures and markets a broad range of integrated circuits (ICs). The Chief Executive Officer has been identified as the Chief Operating Decision Maker.

Revenue Trends by End Market

The following table summarizes revenue by end market. The categorization of revenue by end market is determined using a variety of data points including the technical characteristics of the product, the "sold to" customer information, the "ship to" customer information and the end customer product or application into which the Company's product will be incorporated. As data systems for capturing and tracking this data evolve and improve, the categorization of products by end market can vary over time. When this occurs, the Company reclassifies revenue by end market for prior periods. Such reclassifications typically do not materially change the sizing of, or the underlying trends of results within, each end market.

	2013			2012		2011	
	Revenue	% of Total Product Revenue*	Y/Y%	Revenue	% of Total Product Revenue	Revenue	% of Total Product Revenue
Industrial	$ 1,219,798	46%	(2)%	$ 1,246,380	46%	$ 1,416,686	47%
Automotive	481,803	18%	4%	463,927	17%	418,419	14%
Consumer	403,649	15%	(13)%	464,103	17%	556,056	19%
Communications	528,439	20%	—%	526,732	20%	602,159	20%
Total Revenue	**$ 2,633,689**	100%	(2)%	**$ 2,701,142**	100%	**$ 2,993,320**	100%

* The sum of the individual percentages do not equal the total due to rounding.

Revenue Trends by Product Type

The following table summarizes revenue by product categories. The categorization of the Company's products into broad categories is based on the characteristics of the individual products, the specification of the products and in some cases the specific uses that certain products have within applications. The categorization of products into categories is therefore subject to judgment in some cases and can vary over time. In instances where products move between product categories, the Company reclassifies the amounts in the product categories for all prior periods. Such reclassifications typically do not materially change the sizing of, or the underlying trends of results within, each product category.

	2013			2012		2011	
	Revenue	% of Total Product Revenue*	Y/Y%	Revenue	% of Total Product Revenue*	Revenue	% of Total Product Revenue
Converters	$ 1,180,072	45%	(1)%	$ 1,192,064	44%	$ 1,343,487	45%
Amplifiers/Radio frequency	682,759	26%	(2)%	697,687	26%	788,299	26%
Other analog	372,281	14%	(6)%	397,376	15%	410,323	14%
Subtotal analog signal processing	2,235,112	85%	(2)%	2,287,127	85%	2,542,109	85%
Power management & reference	172,920	7%	(5)%	182,134	7%	217,615	7%
Total analog products	**$ 2,408,032**	91%	(2)%	**$ 2,469,261**	91%	**$ 2,759,724**	92%
Digital signal processing	225,657	9%	(3)%	231,881	9%	233,596	8%
Total Revenue	**$ 2,633,689**	100%	(2)%	**$ 2,701,142**	100%	**$ 2,993,320**	100%

* The sum of the individual percentages do not equal the total due to rounding.

Geographic Information

Revenue by geographic region is based upon the primary location of the Company's customers' design activity for its products. In fiscal years 2013, 2012 and 2011, the predominant countries comprising "Rest of North and South America" are Canada and Mexico; the predominant countries comprising "Europe" are Germany, Sweden, France and the United Kingdom; and the predominant countries comprising "Rest of Asia" are Taiwan and South Korea.

	2013	2012	2011
Revenue from continuing operations			
United States	$ 821,269	$ 818,653	$ 866,142
Rest of North and South America	99,215	114,133	144,585
Europe	840,585	852,668	967,417
Japan	292,804	333,558	398,587
China	349,575	341,196	360,594
Rest of Asia	230,241	240,934	255,995
Subtotal all foreign countries	1,812,420	1,882,489	2,127,178
Total revenue	$ 2,633,689	$ 2,701,142	$ 2,993,320
Property, plant and equipment			
United States	$ 201,957	$ 194,937	$ 187,013
Ireland	124,227	127,669	128,660
Philippines	165,815	164,727	149,098
All other countries	16,172	13,534	14,068
Subtotal all foreign countries	306,214	305,930	291,826
Total property, plant and equipment	$ 508,171	$ 500,867	$ 478,839

5. Special Charges

The Company monitors global macroeconomic conditions on an ongoing basis and continues to assess opportunities for improved operational effectiveness and efficiency, as well as a better alignment of expenses with revenues. As a result of these assessments, the Company has undertaken various restructuring actions over the past several years. These actions are described below.

The following tables display the special charges taken for ongoing actions and a roll-forward from October 30, 2010 to November 2, 2013 of the employee separation and exit cost accruals established related to these actions.

Statement of Income	Reduction of Operating Costs
Workforce reductions	2,239
Total Fiscal 2011 Charges	$ 2,239
Workforce reductions	7,966
Facility closure costs	186
Non-cash impairment charge	219
Other items	60
Total Fiscal 2012 Charges	$ 8,431
Workforce reductions	29,848
Total Fiscal 2013 Charges	$ 29,848

Accrued Restructuring	Reduction of Operating Costs
Balance at October 30, 2010	$ 5,546
Fiscal 2011 special charges	2,239
Severance payments	(3,913)
Effect of foreign currency on accrual	4
Balance at October 29, 2011	$ 3,876
Fiscal 2012 special charges	8,431
Severance payments	(8,931)
Facility closure costs	(186)
Non-cash impairment charge	(219)
Effect of foreign currency on accrual	22
Balance at November 3, 2012	$ 2,993
Fiscal 2013 special charges	29,848
Severance payments	(12,907)
Effect of foreign currency on accrual	21
Balance at November 2, 2013	$ 19,955

During fiscal 2008 through fiscal 2010, the Company recorded special charges of approximately $43.3 million. These special charges included: $39.1 million for severance and fringe benefit costs in accordance with its ongoing benefit plan or statutory requirements at foreign locations for 245 manufacturing employees and 470 engineering and SMG&A employees; $2.1 million for lease obligation costs for facilities that the Company ceased using during the first quarter of fiscal 2009; $0.8 million for the write-off of property, plant and equipment; $0.5 million for contract termination costs and $0.3 million for clean-up and closure costs that were expensed as incurred; and $0.5 million related to the impairment of intellectual property. The Company terminated the employment of all employees associated with these actions.

During fiscal 2011, the Company recorded a special charge of approximately $2.2 million for severance and fringe benefit costs in accordance with its ongoing benefit plan or statutory requirements at foreign locations for 25 engineering and SMG&A employees. The Company terminated the employment of all employees associated with these actions.

During fiscal 2012, the Company recorded special charges of approximately $8.4 million. The special charges included $7.9 million for severance and fringe benefit costs in accordance with its ongoing benefit plan or statutory requirements at foreign locations for 95 manufacturing, engineering and SMG&A employees; $0.1 million for contract termination costs; $0.2 million for lease obligation costs for facilities that the Company ceased using during the third quarter of fiscal 2012 and $0.2 million for the write-off of property, plant and equipment. The Company terminated the employment of all employees associated with this action.

During the fiscal 2013, the Company recorded special charges of approximately $29.8 million for severance and fringe benefit costs in accordance with its ongoing benefit plan or statutory requirements at foreign locations for 235 engineering and SMG&A employees. As of November 2, 2013, the Company still employed 98 of the 235 employees included in this cost reduction action. These employees must continue to be employed by the Company until their employment is involuntarily terminated in order to receive the severance benefit.

6. Acquisitions

On March 30, 2012, the Company acquired privately-held Multigig, Inc. (Multigig) of San Jose, California. The acquisition of Multigig is expected to enhance the Company's clocking capabilities in stand-alone and embedded applications and strengthen the Company's high speed signal processing solutions. The acquisition-date fair value of the consideration transferred totaled $26.8 million, which consisted of $24.2 million in initial cash payments at closing and an additional $2.6 million subject to an indemnification holdback that was payable within 15 months of the transaction date. During the third quarter of fiscal 2012, the Company reduced this holdback amount by $0.1 million as a result of indemnification claims. During the third quarter of fiscal 2013, the Company paid the remaining $2.5 million due under the holdback. The Company's assessment of fair value of the tangible and intangible assets acquired and liabilities assumed was based on their estimated fair values at the date of acquisition, resulting in the recognition of $15.6 million of IPR&D, $1.1 million of developed technology, $7.0 million of goodwill and $3.1 million of net deferred tax assets. The goodwill recognized is attributable to future technologies that have yet to be determined as well as the assembled workforce of Multigig. Future technologies do not meet the criteria for recognition separately from goodwill because they are a part of future development and growth of the business. None of the goodwill is expected to be deductible for tax purposes. During the fourth quarter of fiscal 2012, the Company finalized its purchase accounting for Multigig which resulted in adjustments of $0.4 million to deferred taxes and goodwill. In addition, the Company will be obligated to pay royalties to the Multigig employees on revenue recognized from the sale of certain Multigig products through the earlier of 5 years or the aggregate maximum payment of $1.0 million. Royalty payments to Multigig employees require post-acquisition services to be rendered and, as such, the Company will record these amounts as compensation expense in the related periods. As of November 2, 2013, no royalty payments have been made. The Company recognized $0.5 million of acquisition-related costs that were expensed in fiscal 2012, which were included in operating expenses in the consolidated statement of income.

On June 9, 2011, the Company acquired privately-held Lyric Semiconductor, Inc. (Lyric) of Cambridge, Massachusetts. The acquisition of Lyric gives the Company the potential to achieve significant improvement in power efficiency in mixed signal processing. The acquisition-date fair value of the consideration transferred totaled $27.8 million, which consisted of $14.0 million in initial cash payments at closing and contingent consideration of up to $13.8 million. The contingent consideration arrangement requires additional cash payments to the former equity holders of Lyric upon the achievement of certain technological and product development milestones payable during the period from June 2011 through June 2016. The Company estimated the fair value of the contingent consideration arrangement utilizing the income approach. Changes in the fair value of the contingent consideration subsequent to the acquisition date primarily driven by assumptions pertaining to the achievement of the defined milestones will be recognized in operating income in the period of the estimated fair value change. As of November 2, 2013, the Company had paid $8.0 million in contingent consideration. These payments are reflected in the statements of cash flows as cash used in financing activities related to the liability recognized at fair value as of the acquisition date and cash provided by operating activities related to the fair value adjustments previously recognized in earnings. The Company's assessment of the fair value of the tangible and intangible assets acquired and liabilities assumed was based on their estimated fair values at the date of acquisition, resulting in the recognition of $12.2 million of IPR&D, $18.9 million of goodwill and $3.3 million of net deferred tax liabilities. The goodwill recognized is attributable to future technologies that have yet to be determined as well as the assembled workforce of Lyric. Future technologies do not meet the criteria for recognition separately from goodwill because they are a part of future development and growth of the business. None of the goodwill is expected to be deductible for tax purposes. The fair value of the remaining contingent consideration was approximately $6.5 million as of November 2, 2013, of which $3.8 million is included in accrued liabilities and $2.7 million is included in other non-current liabilities in the consolidated balance sheet. In addition, the Company will be obligated to pay royalties to the former equity holders of Lyric on revenue recognized from the sale of Lyric products and licenses through the earlier of 20 years or the accrual of a maximum of $25.0 million. Royalty payments to Lyric employees require post-acquisition services to be rendered and, as such, the Company will record these amounts as compensation expense in the related periods. As of November 2, 2013, no royalty payments have been made. The Company recognized $0.2 million of acquisition-related costs that were expensed in fiscal 2011, which were included in operating expenses in the consolidated statement of income.

The Company has not provided pro forma results of operations for Multigig and Lyric herein as they were not material to the Company on either an individual or an aggregate basis. The Company included the results of operations of each acquisition in its consolidated statement of income from the date of each acquisition.

7. Deferred Compensation Plan Investments

Investments in The Analog Devices, Inc. Deferred Compensation Plan (the Deferred Compensation Plan) are classified as trading. The components of the investments as of November 2, 2013 and November 3, 2012 were as follows:

	2013	2012
Money market funds	$ 3,462	$ 17,939
Mutual funds	13,969	10,541
Total Deferred Compensation Plan investments	$ 17,431	$ 28,480

The fair values of these investments are based on published market quotes on November 2, 2013 and November 3, 2012, respectively. Adjustments to the fair value of, and income pertaining to, Deferred Compensation Plan investments are recorded in operating expenses. Gross realized and unrealized gains and losses from trading securities were not material in fiscal 2013, 2012 or 2011.

The Company has recorded a corresponding liability for amounts owed to the Deferred Compensation Plan participants (see Note 10). These investments are specifically designated as available to the Company solely for the purpose of paying benefits under the Deferred Compensation Plan. However, in the event the Company became insolvent, the investments would be available to all unsecured general creditors.

8. Other Investments

Other investments consist of equity securities and other long-term investments. Investments are stated at fair value, which is based on market quotes or on a cost-basis, dependent on the nature of the investment, as appropriate. Adjustments to the fair value of investments classified as available-for-sale are recorded as an increase or decrease in accumulated other comprehensive (loss) income, unless the adjustment is considered an other-than-temporary impairment, in which case the adjustment is recorded as a charge in the statement of income.

Realized gains or losses on investments are determined based on the specific identification basis and are recognized in nonoperating (income) expense. Gross realized gains of approximately $1.3 million and gross realized losses of approximately $0.1 million on sales of available-for-sale investments were recognized in fiscal 2012. There were no material net realized gains or losses from the sales of available-for-sale investments during fiscal 2013 and fiscal 2011.

There were no net unrealized gains or losses on securities classified as other investments as of November 2, 2013 and November 3, 2012.

9. Accrued Liabilities

Accrued liabilities at November 2, 2013 and November 3, 2012 consisted of the following:

	2013	2012
Accrued compensation and benefits	$ 71,094	$ 82,027
Special charges	19,955	2,993
Other	66,551	63,887
Total accrued liabilities	$ 157,600	$ 148,907

10. Deferred Compensation Plan Liability

The deferred compensation plan liability relates to obligations due under the Deferred Compensation Plan. The Deferred Compensation Plan allows certain members of management and other highly-compensated employees and non-employee directors to defer receipt of all or any portion of their compensation. The balance represents Deferred Compensation Plan participant accumulated deferrals and earnings thereon since the inception of the Deferred Compensation Plan net of withdrawals. The Company's liability under the Deferred Compensation Plan is an unsecured general obligation of the Company.

11. Lease Commitments

The Company leases certain facilities, equipment and software under various operating leases that expire at various dates through 2020. The lease agreements frequently include renewal and escalation clauses and require the Company to pay taxes, insurance and maintenance costs. Total rental expense under operating leases was approximately $49 million in fiscal 2013, $48 million in fiscal 2012 and $45 million in fiscal 2011.

The following is a schedule of future minimum rental payments required under long-term operating leases at November 2, 2013:

Fiscal Years	Operating Leases
2014	$ 28,045
2015	17,879
2016	9,887
2017	7,016
2018	4,491
Later Years	1,753
Total	$ 69,071

12. Commitments and Contingencies

From time to time, in the ordinary course of the Company's business, various claims, charges and litigation are asserted or commenced against the Company arising from, or related to, contractual matters, patents, trademarks, personal injury, environmental matters, product liability, insurance coverage and personnel and employment disputes. As to such claims and litigation, the Company can give no assurance that it will prevail. The Company does not believe that any current legal matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

13. Retirement Plans

The Company and its subsidiaries have various savings and retirement plans covering substantially all employees. The Company maintains a defined contribution plan for the benefit of its eligible U.S. employees. This plan provides for Company contributions of up to 5% of each participant's total eligible compensation. In addition, the Company contributes an amount equal to each participant's pre-tax contribution, if any, up to a maximum of 3% of each participant's total eligible compensation. The total expense related to the defined contribution plan for U.S. employees was $23.1 million in fiscal 2013, $22.8 million in fiscal 2012 and $21.9 million in fiscal 2011. The Company also has various defined benefit pension and other retirement plans for certain non-U.S. employees that are consistent with local statutory requirements and practices. The total expense related to the various defined benefit pension and other retirement plans for certain non-U.S. employees was $26.5 million in fiscal 2013, $18.9 million in fiscal 2012 and $21.4 million in fiscal 2011.

Non-U.S. Plan Disclosures

The Company's funding policy for its foreign defined benefit pension plans is consistent with the local requirements of each country. The plans' assets consist primarily of U.S. and non-U.S. equity securities, bonds, property and cash. The benefit obligations and related assets under these plans have been measured at November 2, 2013 and November 3, 2012.

Components of Net Periodic Benefit Cost

Net annual periodic pension cost of non-U.S. plans is presented in the following table:

	2013	2012	2011
Service cost	$ 11,323	$ 7,909	$ 9,175
Interest cost	12,528	10,901	11,395
Expected return on plan assets	(11,771)	(10,469)	(10,938)
Amortization of prior service cost	(235)	—	—
Amortization of transition obligation	20	19	15
Recognized actuarial loss	2,999	361	1,630
Net periodic pension cost	$ 14,864	$ 8,721	$ 11,277

Benefit Obligations and Plan Assets

Obligation and asset data of the Company's non-U.S. plans at each fiscal year end is presented in the following table:

	2013	2012
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 272,256	$ 210,913
Service cost	11,323	7,909
Interest cost	12,528	10,901
Participant contributions	2,412	2,523
Plan Amendments	—	(4,663)
Premiums paid	(244)	(191)
Actuarial loss	41,808	63,127
Benefits paid	(2,693)	(3,411)
Exchange rate adjustment	10,275	(14,852)
Benefit obligation at end of year	$ 347,665	$ 272,256
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 200,161	$ 184,754
Actual return on plan assets	26,480	18,391
Employer contributions	16,181	10,611
Participant contributions	2,412	2,523
Premiums paid	(244)	(191)
Benefits paid	(2,693)	(3,411)
Exchange rate adjustment	7,032	(12,516)
Fair value of plan assets at end of year	$ 249,329	$ 200,161
Reconciliation of Funded Status		
Funded status	$ (98,336)	$ (72,095)
Amounts Recognized in the Balance Sheet		
Non-current assets	$ —	$ 2,596
Current liabilities	(642)	(657)
Non-current liabilities	(97,694)	(74,034)
Net amount recognized	$ (98,336)	$ (72,095)

	2013	2012
Reconciliation of Amounts Recognized in the Statement of Financial Position		
Initial net obligation	$ (85)	$ (109)
Prior service credit	4,657	4,663
Net loss	(110,885)	(82,640)
Accumulated other comprehensive loss	(106,313)	(78,086)
Accumulated contributions in excess of net periodic benefit cost	7,977	5,991
Net amount recognized	$ (98,336)	$ (72,095)
Changes Recognized in Other Comprehensive Income		
Changes in plan assets and benefit obligations recognized in other comprehensive income		
Prior service cost	$ —	$ (4,663)
Net loss arising during the year (includes curtailment gains not recognized as a component of net periodic cost)	$ 27,099	$ 55,205
Effect of exchange rates on amounts included in accumulated other comprehensive income (loss)	3,912	(2,202)
Amounts recognized as a component of net periodic benefit cost		
Amortization, settlement or curtailment recognition of net transition obligation	(20)	(19)
Amortization or curtailment recognition of prior service credit (cost)	235	—
Amortization or settlement recognition of net loss	(2,999)	(361)
Total recognized in other comprehensive loss	$ 28,227	$ 47,960
Total recognized in net periodic cost and other comprehensive loss	$ 43,091	$ 56,681
Estimated amounts that will be amortized from accumulated other comprehensive (loss) income over the next fiscal year		
Initial net obligation	$ (20)	$ (20)
Prior service credit	240	228
Net loss	(4,523)	(2,939)
Total	$ (4,303)	$ (2,731)

The accumulated benefit obligation for non-U.S. pension plans was $272.0 million and $214.5 million at November 2, 2013 and November 3, 2012, respectively.

Information relating to the Company's non-U.S. plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets at each fiscal year end is presented in the following table:

	2013	2012
Plans with projected benefit obligations in excess of plan assets:		
Projected benefit obligation	$ 347,666	$ 237,422
Fair value of plan assets	$ 249,330	$ 162,731
Plans with accumulated benefit obligations in excess of plan assets:		
Projected benefit obligation	$ 280,958	$ 219,248
Accumulated benefit obligation	$ 221,715	$ 175,243
Fair value of plan assets	$ 185,863	$ 146,155

Assumptions

The range of assumptions used for the non-U.S. defined benefit plans reflects the different economic environments within the various countries. The projected benefit obligation was determined using the following weighted-average assumptions:

	2013	2012
Discount rate	4.05%	4.55%
Rate of increase in compensation levels	2.84%	2.85%

Net annual periodic pension cost was determined using the following weighted average assumptions:

	2013	2012
Discount rate	4.55%	5.60%
Expected long-term return on plan assets	5.59%	5.71%
Rate of increase in compensation levels	2.85%	3.07%

The expected long-term rate of return on assets is a weighted-average of the long-term rates of return selected for the various countries where the Company has funded pension plans. The expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviewed anticipated future long-term performance of individual asset categories and considered the asset allocation strategy adopted by the Company and/or the trustees of the plans. While the review considered recent fund performance and historical returns, the assumption is primarily a long-term prospective rate.

The Company's investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, in order to maximize the return on assets, a majority of assets are invested in equities. Investments within each asset class are diversified to reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary to achieve overall investment policy objectives and asset class targets.

The Company establishes strategic asset allocation percentage targets and appropriate benchmarks for each significant asset class to obtain a prudent balance between return and risk. The interaction between plan assets and benefit obligations is periodically studied by the Company and its actuaries to assist in the establishment of strategic asset allocation targets.

Fair value of plan assets

The following table presents plan assets measured at fair value on a recurring basis by investment categories as of November 2, 2013 and November 3, 2012 using the same three-level hierarchy described in Note 2j:

	November 2, 2013 Fair Value Measurement at Reporting Date Using:				November 3, 2012 Fair Value Measurement at Reporting Date Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Unit trust funds(1)	$ —	$ 183,062	$ —	$ 183,062	$ —	$ 142,556	$ —	$ 142,556
Equities(1)	3,676	29,236	83	32,995	2,892	24,176	635	27,703
Fixed income securities(2)	—	29,356	—	29,356	—	26,340	—	26,340
Property(3)	—	—	3,146	3,146	—	—	2,881	2,881
Cash and cash equivalents	770	—	—	770	681	—	—	681
Total assets measured at fair value	$ 4,446	$ 241,654	$ 3,229	$ 249,329	$ 3,573	$ 193,072	$ 3,516	$ 200,161

(1) The majority of the assets in these categories are invested in a mix of equities, including those from North America, Europe and Asia. The funds are valued using the net asset value method in which an average of the market prices for underlying investments is used to value the fund. Due to the nature of the underlying assets of these funds, changes in market conditions and the economic environment may significantly impact the net asset value of these investments and, consequently, the fair value of the investments. These investments are redeemable at net asset value to the extent provided in the documentation governing the investments. However, these redemption rights may be restricted in accordance with governing documents. Publicly traded securities are valued at the last trade or closing price reported in the active market in which the individual securities are traded. Level 3 securities are valued at book value per share based upon the financial statements of the investment.

(2) The majority of the assets in this category are invested in funds primarily concentrated in non-U.S. debt instruments. The funds are valued using the net asset value method in which an average of the market prices for underlying investments is used to value the fund.

(3) The majority of the assets in this category are invested in properties in Ireland, the United Kingdom, Europe and other established international markets. Investments in properties are stated at estimated fair values based upon valuations by external independent property appraisers.

The table below presents a reconciliation of the plan assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for fiscal years 2012 and 2013.

	Properties	Equities
Balance as of October 29, 2011	$ 3,166	$ 614
Realized and unrealized return on plan assets	12	—
Exchange rate adjustment	(297)	21
Balance as of November 3, 2012	$ 2,881	$ 635
Purchases, sales, and settlements, net	—	(522)
Realized and unrealized return on plan assets	116	—
Exchange rate adjustment	149	(30)
Balance as of November 2, 2013	$ 3,146	$ 83

Estimated future cash flows

Expected fiscal 2014 Company contributions and estimated future benefit payments are as follows:

Expected Company Contributions	
2014	$ 16,302
Expected Benefit Payments	
2014	$ 3,511
2015	$ 2,849
2016	$ 3,500
2017	$ 3,800
2018	$ 4,234
2019 through 2023	$ 32,345

14. Income Taxes

The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense is as follows:

	2013	2012	2011
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Income tax provision reconciliation:			
Tax at statutory rate:	$ 285,363	$ 284,737	$ 371,506
Net foreign income subject to lower tax rate	(162,286)	(117,679)	(144,507)
State income taxes, net of federal benefit	(2,098)	(2,472)	1,162
Valuation allowance	3,113	3,908	(6,700)
Federal research and development tax credits	(12,914)	(964)	(14,681)
Change in uncertain tax positions	37,226	(5,184)	(9,897)
Other, net	(6,568)	(49)	3,670
Total income tax provision	$ 141,836	$ 162,297	$ 200,553

For financial reporting purposes, income before income taxes includes the following components:

	2013	2012	2011
Pretax income:			
Domestic	$ 124,737	$ 233,478	$ 355,819
Foreign	690,586	580,055	705,628
Income from continuing operations before income taxes	$ 815,323	$ 813,533	$ 1,061,447

The components of the provision for income taxes are as follows:

	2013	2012	2011
Current:			
Federal tax	$ 88,431	$ 90,303	$ 92,103
Foreign	70,656	80,825	104,959
State	448	970	1,787
Total current	$ 159,535	$ 172,098	$ 198,849
Deferred (prepaid):			
Federal	$ (18,182)	$ (9,948)	$ 9,399
State	1,982	(551)	(5,762)
Foreign	(1,499)	698	(1,933)
Total (prepaid) deferred	$ (17,699)	$ (9,801)	$ 1,704

The Company continues to intend to reinvest certain of its foreign earnings indefinitely. Accordingly, no U.S. income taxes have been provided for approximately $3,761.6 million of unremitted earnings of international subsidiaries. As of November 2, 2013, the amount of unrecognized deferred tax liability on these earnings was $1,018.4 million.

The significant components of the Company's deferred tax assets and liabilities for the fiscal years ended November 2, 2013 and November 3, 2012 are as follows:

	2013	2012
Deferred tax assets:		
Inventory reserves	$ 23,238	$ 23,496
Deferred income on shipments to distributors	34,882	33,236
Reserves for compensation and benefits	32,473	26,046
Tax credit carryovers	48,920	44,550
Stock-based compensation	89,944	96,140
Depreciation	4,507	4,386
Sale of business assets	22,564	—
Other	24,803	8,712
Total gross deferred tax assets	281,331	236,566
Valuation allowance	(43,502)	(37,350)
Total deferred tax assets	237,829	199,216
Deferred tax liabilities:		
Depreciation	(46,636)	(40,634)
Undistributed earnings of foreign subsidiaries	(26,325)	(19,928)
Other	(8,380)	(5,918)
Total gross deferred tax liabilities	(81,341)	(66,480)
Net deferred tax assets	$ 156,488	$ 132,736

The valuation allowances of $43.5 million and $37.4 million at November 2, 2013 and November 3, 2012, respectively, are valuation allowances for the Company's state credit carryovers that began expiring in 2008.

The Company has provided for potential tax liabilities due in the various jurisdictions in which the Company operates. Judgment is required in determining the worldwide income tax expense provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on the Company's income tax provision and operating results in the period in which such determination is made.

As of November 2, 2013 and November 3, 2012, the Company had a liability of $62.3 million and $7.1 million, respectively, for unrealized tax benefits, all of which, if settled in the Company's favor, would lower the Company's effective tax rate in the period recorded. In addition, as of November 2, 2013 and November 3, 2012, the Company had a liability of approximately $10.1 million and $4.6 million, respectively, for interest and penalties. The Company includes interest and penalties related to unrecognized tax benefits within the provision for taxes in the consolidated statements of income. The total liability as of November 2, 2013 and November 3, 2012 of $71.3 million and $10.1 million, respectively, for uncertain tax positions is classified as non-current, and is included in other non-current liabilities, because the Company believes that the ultimate payment or settlement of these liabilities may not occur within the next twelve months. The consolidated statements of income for fiscal years 2013, 2012 and 2011 include $7.1 million, ($7.1) million and $0.9 million, respectively, of interest and penalties related to these uncertain tax positions. Over the next fiscal year, the Company anticipates the liability to be reduced by $1.3 million for the possible expiration of an income tax statute of limitations.

The following table summarizes the changes in the total amounts of unrealized tax benefits for fiscal 2011 through fiscal 2013.

		Unrealized Tax Benefits
Balance, October 29, 2011	$	**9,665**
Reductions for tax positions related to prior years		(6,168)
Additions for tax positions related to prior years		2,212
Additions for tax positions related to current year		1,394
Balance, November 3, 2012	$	**7,103**
Additions for tax positions related to current year		22,762
Additions for tax positions related to prior years		41,945
Reductions for tax positions related to prior years		(2,176)
Reductions due to lapse of applicable statute of limitations		(1,495)
Balance, November 2, 2013	$	**68,139**

The Company has filed a petition with the U.S. Tax Court for one open matter for fiscal years 2006 and 2007 that pertains to Section 965 of the Internal Revenue Code related to the beneficial tax treatment of dividends paid from foreign owned companies under The American Jobs Creation Act. The potential liability for this adjustment is $36.5 million. On September 18, 2013, in a matter not involving the Company, the U.S. Tax Court held that accounts receivable created under Rev. Proc. 99-32 may constitute indebtedness for purposes of Section 965 (b)(3) of the Internal Revenue Code and that the IRS was not precluded from reducing the beneficial dividend received deduction because of the increase in related-party indebtedness (BMC Software Inc. v Commissioner, 141 T.C. No. 5 2013). After analyzing the Tax Court's decision, the Company has determined that its tax position with respect to the Section 965(b)(3) no longer meets the more likely than not standard of recognition for accounting purposes. Accordingly, the Company recorded a $36.5 million reserve for this matter in the fourth quarter of 2013.

All of the Company's U.S. federal tax returns prior to fiscal year 2010 are no longer subject to examination.

All of the Company's Ireland tax returns prior to fiscal year 2009 are no longer subject to examination.

15. Revolving Credit Facility

As of November 2, 2013, the Company had $4,682.9 million of cash and cash equivalents and short-term investments, of which $1,318.9 million was held in the United States. The balance of the Company's cash and cash equivalents and short-term investments was held outside the United States in various foreign subsidiaries. As the Company intends to reinvest its foreign earnings indefinitely, this cash is not available to meet the Company's cash requirements in the United States, including cash dividends and common stock repurchases. During December 2012, the Company terminated its five-year, $165.0 million unsecured revolving credit facility with certain institutional lenders entered into in May 2008. On December 19, 2012, the Company entered into a five-year, $500.0 million senior unsecured revolving credit facility with certain institutional lenders (the Credit Agreement). To date, the Company has not borrowed under this credit facility but the Company may borrow in the future and use the proceeds for repayment of existing indebtedness, stock repurchases, acquisitions, capital expenditures, working capital and other lawful corporate purposes. Revolving loans under the Credit Agreement (other than swing line loans) bear interest, at the Company's option, at either a rate equal to (a) the Eurodollar Rate (as defined in the Credit Agreement) plus a margin based on the Company's debt rating or (b) the Base Rate (defined as the highest of (i) the Bank of America prime rate, (ii) the Federal Funds Rate (as defined in the Credit Agreement) plus .50% or (iii) one month Eurodollar Rate plus 1.00%) plus a margin based on the Company's debt rating. The terms of the facility impose restrictions on the Company's ability to undertake certain transactions, to create certain liens on assets and to incur certain subsidiary indebtedness. In addition, the Credit Agreement contains a consolidated leverage ratio covenant of total consolidated funded debt to consolidated EBITDA (earnings before interest, taxes, depreciation, and amortization) of not greater than 3.0 to 1.0. As of November 2, 2013, the Company was compliant with these covenants.

16. Debt

On June 30, 2009, the Company issued $375.0 million aggregate principal amount of 5.0% senior unsecured notes due July 1, 2014 (the 2014 Notes) with semi-annual fixed interest payments due on January 1 and July 1 of each year, commencing January 1, 2010. The sale of the 2014 Notes was made pursuant to the terms of an underwriting agreement dated June 25, 2009 between the Company and Credit Suisse Securities (USA) LLC, as representative of the several underwriters named therein. The net proceeds of the offering were $370.4 million, after issuing at a discount and deducting expenses, underwriting discounts and commissions, which were amortized over the term of the 2014 Notes.

On June 30, 2009, the Company entered into interest rate swap transactions related to its outstanding 2014 Notes where the Company swapped the notional amount of its $375.0 million of fixed rate debt at 5.0% into floating interest rate debt through July 1, 2014. The Company designated these swaps as fair value hedges. The changes in the fair value of the interest rate swaps were reflected in the carrying value of the interest rate swaps in other assets on the balance sheet. The carrying value of the debt on the balance sheet was adjusted by an equal and offsetting amount. In fiscal 2012, the Company terminated the interest rate swap agreement. The Company received $19.8 million in cash proceeds from the swap termination, which included $1.3 million in accrued interest. The proceeds, net of interest received, are disclosed in cash flows from financing activities in the consolidated statements of cash flows. As a result of the termination, the carrying value of the 2014 Notes was adjusted for the change in the fair value of the interest component of the debt up to the date of the termination of the swap in an amount equal to the fair value of the swap, and was amortized into earnings as a reduction of interest expense over the remaining life of the debt. During fiscal year 2012, $5.3 million was amortized into earnings as a reduction of interest expense related to the swap termination. During the third quarter of fiscal 2013, in conjunction with the redemption of the 2014 Notes, the Company recognized the remaining $8.6 million in unamortized proceeds received from the termination of the interest rate swap as other, net expense, within non-operating (income) expense.

During the third quarter of fiscal 2013, the Company redeemed its outstanding 2014 Notes. The redemption price was 104.744% of the principal amount of the 2014 Notes. The Company applied the provisions of Accounting Standards Codification (ASC) Subtopic 470-50, *Modifications and Extinguishments* (ASC 470-50) in order to determine if the terms of the debt were substantially different and, as a result, whether to apply modification or extinguishment accounting. The Company concluded that the debt transaction qualified as a debt extinguishment and as a result recognized a net loss on debt extinguishment of approximately $10.2 million recorded in other, net within non-operating (income) expense. This loss was comprised of the make-whole premium of $17.8 million paid to bondholders on the 2014 Notes in accordance with the terms of the notes, the recognition of the remaining $8.6 million of unamortized proceeds received from the termination of the interest rate swap associated with the debt, and the write-off of approximately $1.0 million of debt issuance and discount costs that remained to be amortized. The write-off of the remaining unamortized portion of debt issuance costs, discount and swap proceeds are reflected in the Company's condensed consolidated statements of cash flows within operating activities, and the make-whole premium is reflected within financing activities.

On December 22, 2010, Analog Devices Holdings B.V., a wholly owned subsidiary of the Company, entered into a credit agreement with Bank of America, N.A., London Branch as administrative agent. The borrower's obligations were guaranteed by the Company. The credit agreement provided for a term loan facility of $145.0 million, which was set to mature on December 22, 2013. During the first quarter of fiscal 2013, the Company repaid the remaining outstanding principal balance on the loan of $60.1 million and the credit agreement was terminated. The terms of the agreement provided for a three year principal amortization schedule with $3.6 million payable quarterly every March, June, September and December with the balance payable upon the maturity date. During fiscal 2011 and fiscal 2012, the Company made additional principal payments of $17.5 million and $42.0 million, respectively. The loan bore interest at a fluctuating rate for each period equal to the LIBOR rate corresponding with the tenor of the interest period plus a spread of 1.25%. The terms of this facility included limitations on subsidiary indebtedness and on liens against the assets of the Company and its subsidiaries, and also included financial covenants that required the Company to maintain a minimum interest coverage ratio and not exceed a maximum leverage ratio.

On April 4, 2011, the Company issued $375.0 million aggregate principal amount of 3.0% senior unsecured notes due April 15, 2016 (the 2016 Notes) with semi-annual fixed interest payments due on April 15 and October 15 of each year, commencing October 15, 2011. The sale of the 2016 Notes was made pursuant to the terms of an underwriting agreement, dated March 30, 2011 between the Company and Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated, as representative of the several underwriters named therein. The net proceeds of the offering were $370.5 million, after issuing at a discount and deducting expenses, underwriting discounts and commissions, which are being amortized over the term of the 2016 Notes. The indenture governing the 2016 Notes contains covenants that may limit the Company's ability to: incur, create, assume or guarantee any debt for borrowed money secured by a lien upon a principal property; enter into sale and lease-back transactions with respect to a principal property; and consolidate with or merge into, or transfer or lease all or substantially all of its assets to, any other party. As of November 2, 2013, the Company was compliant with these covenants. The 2016 Notes are subordinated to any future secured debt and to the other liabilities of the Company's subsidiaries.

On June 3, 2013, the Company issued $500.0 million aggregate principal amount of 2.875% senior unsecured notes due June 1, 2023 (the 2023 Notes) with semi-annual fixed interest payments due on June 1 and December 1 of each year, commencing December 1, 2013. Prior to issuing the 2023 Notes, on April 24, 2013, the Company entered into a treasury rate lock agreement with Bank of America. This agreement allowed the Company to lock a 10-year US Treasury rate of 1.7845% through June 14, 2013 for its anticipated issuance of the 2023 Notes. Upon issuing the 2023 Notes, the Company simultaneously terminated the treasury rate lock agreement resulting in a gain of approximately $11.0 million. This gain is being amortized into interest expense over the 10-year term of the 2023 Notes. The sale of the 2023 Notes was made pursuant to the terms of an underwriting agreement, dated as of May 22, 2013, among the Company and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as the representatives of the several underwriters named therein. The net proceeds of the offering were $493.9 million, after discount and issuance costs. Debt discount and issuance costs are being amortized through interest expense over the term of the 2023 Notes. The indenture governing the 2023 Notes contains covenants that may limit the Company's ability to: incur, create, assume or guarantee any debt for borrowed money secured by a lien upon a principal property; enter into sale and lease-back transactions with respect to a principal property; and consolidate with or merge into, or transfer or lease all or substantially all of its assets to, any other party. As of November 2, 2013, the Company was compliant with these covenants. The notes are subordinated to any future secured debt and to the other liabilities of the Company's subsidiaries.

The Company's principal payments related to its debt obligations are as follows: $375.0 million in fiscal year 2016 and $500.0 million in fiscal year 2023.

17. Gain on Sale of Product Line

On October 31, 2013, we completed the sale of the assets and intellectual property related to our microphone product line to InvenSense, Inc. (InvenSense). The Company received $100.0 million in cash for the assets and intellectual property and after providing for the write-off of inventory, fixed assets and other costs incurred to complete the transaction, recorded a net gain of $85.4 million in nonoperating income during fiscal 2013. The Company has agreed to provide InvenSense with various transition services subsequent to the closing. The Company may receive additional cash payments, not to exceed $70.0 million, based on the achievement of certain revenue milestones through the first anniversary of the closing date. The sale of the assets and intellectual property related to the microphone product line did not qualify as a discontinued operation as it did not meet the requirement to be considered a component of an entity.

18. Subsequent Events

On November 25, 2013, the Board of Directors of the Company declared a cash dividend of $0.34 per outstanding share of common stock. The dividend will be paid on December 17, 2013 to all shareholders of record at the close of business on December 6, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Analog Devices, Inc.

We have audited the accompanying consolidated balance sheets of Analog Devices, Inc. as of November 2, 2013 and November 3, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended November 2, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Analog Devices, Inc. at November 2, 2013 and November 3, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 2, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Analog Devices, Inc.'s internal control over financial reporting as of November 2, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated November 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 26, 2013

ANALOG DEVICES, INC.

SUPPLEMENTARY FINANCIAL INFORMATION
(Unaudited)

Quarterly financial information for fiscal 2013 and fiscal 2012 (thousands, except per share amounts and as noted):

	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12
Revenue	678,133	674,172	659,250	622,134	694,964	683,026	675,094	648,058
Cost of sales	233,263	239,110	237,055	231,850	251,682	235,152	234,639	238,668
Gross margin	444,870	435,062	422,195	390,284	443,282	447,874	440,455	409,390
% of Revenue	65.6%	64.5%	64.0%	62.7%	63.8%	65.6%	65.2%	63.2%
Research and development	131,034	128,947	128,110	125,164	130,394	129,694	127,537	124,378
Selling, marketing, general and administrative	98,197	97,773	102,703	97,560	97,609	99,873	99,992	99,045
Special charges	15,777	—	—	14,071	—	5,836	—	2,595
Total operating expenses	245,008	226,720	230,813	236,795	228,003	235,403	227,529	226,018
Operating income	199,862	208,342	191,382	153,489	215,279	212,471	212,926	183,372
% of Revenue	29%	31%	29%	25%	31%	31%	32%	28%
Nonoperating (income) expenses:								
Interest expense	6,659	7,672	6,357	6,414	6,391	6,459	6,890	6,682
Interest income	(3,351)	(3,125)	(3,044)	(3,233)	(3,627)	(3,506)	(3,967)	(3,348)
Other, net (a)	(85,958)	8,754	408	199	(9)	49	(1,451)	(48)
Total nonoperating (income) expense	(82,650)	13,301	3,721	3,380	2,755	3,002	1,472	3,286
Income before income taxes	282,512	195,041	187,661	150,109	212,524	209,469	211,454	180,086
% of Revenue	42%	29%	28%	24%	31%	31%	31%	28%
Provision for income taxes (b)	80,958	18,802	23,189	18,887	33,337	39,701	48,555	40,704
Net income	201,554	176,239	164,472	131,222	179,187	169,768	162,899	139,382
% of Revenue	30%	26%	25%	21%	26%	25%	24%	22%
Earnings per share — basic								
Net income	0.65	0.57	0.53	0.43	0.60	0.57	0.55	0.47
Earnings per share — diluted								
Net income	0.64	0.56	0.52	0.42	0.58	0.56	0.53	0.46
Shares used to compute earnings per share (in thousands):								
Basic	311,009	309,117	307,444	303,484	300,679	298,445	298,130	297,788
Diluted	317,216	315,307	313,368	310,275	307,954	305,359	305,921	305,531
Dividends declared per share	0.34	0.34	0.34	0.30	0.30	0.30	0.30	0.25

a) Other, net in the fourth quarter of fiscal 2013 includes a gain on the sale of the assets and intellectual property related to the Company's microphone product line of $85.4 million.

b) The provision for income taxes in the fourth quarter of fiscal 2013 includes (i) $36.5 million of additional tax expense recorded in connection with the Company's uncertain tax position related to the beneficial treatment of dividends paid by a foreign subsidiary and (ii) $26.7 million of income tax expense on the sale of the assets and intellectual property related to the Company's microphone product line.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Analog's disclosure controls and procedures as of November 2, 2013. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of November 2, 2013, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) *Management's Report on Internal Control Over Financial Reporting.*

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of November 2, 2013. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, our management concluded that, as of November 2, 2013, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm that audited the financial statements included in this annual report has issued an attestation report on our internal control over financial reporting. This report appears below.

(c) *Attestation Report of the Registered Public Accounting Firm*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Analog Devices, Inc.

We have audited Analog Devices, Inc.'s internal control over financial reporting as of November 2, 2013 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Analog Devices, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Analog Devices, Inc. maintained, in all material respects, effective internal control over financial reporting as of November 2, 2013, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Analog Devices, Inc. as of November 2, 2013 and November 3, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended November 2, 2013 of Analog Devices, Inc. and our report dated November 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 26, 2013

(d) *Changes in Internal Controls over Financial Reporting.* No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) occurred during the fiscal quarter ended November 2, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item relating to our directors and nominees is contained in our 2014 proxy statement under the caption "Proposal 1 — Election of Directors" and is incorporated herein by reference. Information required by this item relating to our executive officers is contained under the caption "EXECUTIVE OFFICERS OF THE COMPANY" in Part I of this Annual Report on Form 10-K and is incorporated herein by reference. Information required by this item relating to compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in our 2014 proxy statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and have posted it in the Corporate Governance section of our website which is located at www.analog.com. To the extent permitted by NASDAQ and SEC regulations, we intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding any amendments to, or waivers from, our code of business conduct and ethics by posting such information on our website which is located at www.analog.com.

During the fourth quarter of fiscal 2013, we made no material change to the procedures by which shareholders may recommend nominees to our Board of Directors, as described in our 2013 proxy statement.

Information required by this item relating to the audit committee of our Board of Directors is contained in our 2014 proxy statement under the caption "Corporate Governance — Board of Directors Meetings and Committees — Audit Committee" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is contained in our 2014 proxy statement under the captions "Corporate Governance — Director Compensation" and "Information About Executive Compensation" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item relating to security ownership of certain beneficial owners and management is contained in our 2014 proxy statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference. Information required by this item relating to securities authorized for issuance under equity compensation plans is contained in our 2014 proxy statement under the caption "Information About Executive Compensation — Securities Authorized for Issuance Under Equity Compensation Plans" and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item relating to transactions with related persons is contained in our 2014 proxy statement under the caption "Corporate Governance — Certain Relationships and Related Transactions" and is incorporated herein by reference. Information required by this item relating to director independence is contained in our 2014 proxy statement under the caption "Corporate Governance — Determination of Independence" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item is contained in our 2014 proxy statement under the caption "Corporate Governance — Independent Registered Public Accounting Firm Fees and Other Matters" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

The following consolidated financial statements are included in Item 8 of this Annual Report on Form 10-K:

— Consolidated Statements of Income for the years ended November 2, 2013, November 3, 2012 and October 29, 2011

— Consolidated Balance Sheets as of November 2, 2013 and November 3, 2012

— Consolidated Statements of Shareholders' Equity for the years ended November 2, 2013, November 3, 2012 and October 29, 2011

— Consolidated Statements of Comprehensive Income for the years ended November 2, 2013, November 3, 2012 and October 29, 2011

— Consolidated Statements of Cash Flows for the years ended November 2, 2013, November 3, 2012 and October 29, 2011

(b) Financial Statement Schedules

The following consolidated financial statement schedule is included in Item 15(b) of this Annual Report on Form 10-K:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or the Notes thereto.

(c) Exhibits

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed or furnished with or incorporated by reference in this Annual Report on Form 10-K.

ANALOG DEVICES, INC.
ANNUAL REPORT ON FORM 10-K
YEAR ENDED NOVEMBER 2, 2013
ITEM 15(b)
FINANCIAL STATEMENT SCHEDULE

ANALOG DEVICES, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Years ended November 2, 2013, November 3, 2012 and October 29, 2011

(Thousands)

Description	Balance at Beginning of Period	Additions Charged to Income Statement	Deductions	Balance at End of Period
Accounts Receivable Reserves and Allowances:				
Year ended October 29, 2011	$ 1,581	$ 846	$ 962	$ 1,465
Year ended November 3, 2012	$ 1,465	$ 1,910	$ 654	$ 2,721
Year ended November 2, 2013	$ 2,721	$ 1,789	$ 1,917	$ 2,593

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANALOG DEVICES, INC.

By: /s/ VINCENT ROCHE

Vincent Roche
President and Chief Executive Officer
(Principal Executive Officer)

Date: November 26, 2013

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Ray Stata Ray Stata	Chairman of the Board	November 26, 2013
/s/ Vincent Roche Vincent Roche	President and Chief Executive Officer (Principal Executive Officer)	November 26, 2013
/s/ David A. Zinsner David A. Zinsner	Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	November 26, 2013
/s/ Eileen Wynne Eileen Wynne	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	November 26, 2013
/s/ James A. Champy James A. Champy	Director	November 26, 2013
/s/ John C. Hodgson John C. Hodgson	Director	November 26, 2013
/s/ Yves-Andre Istel Yves-Andre Istel	Director	November 26, 2013
/s/ Neil Novich Neil Novich	Director	November 26, 2013
/s/ F. Grant Saviers F. Grant Saviers	Director	November 26, 2013

Name	Title	Date
/s/ Paul J. Severino Paul J. Severino	Director	November 26, 2013
/s/ Kenton J. Sicchitano Kenton J. Sicchitano	Director	November 26, 2013
/s/ Lisa T. Su Lisa T. Su	Director	November 26, 2013

Exhibit Index

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 30, 2011, between Analog Devices, Inc. and Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein, filed as exhibit 1.1 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on March 31, 2011 and incorporated herein by reference.
1.2	Underwriting Agreement, dated May 22, 2013, between Analog Devices, Inc. and J.P. Morgan Securities, LLC, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein, filed as exhibit 1.1 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on May 23, 2013 and incorporated herein by reference.
3.1	Restated Articles of Organization of Analog Devices, Inc., as amended, filed as exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2008 (File No. 1-7819) as filed with the Commission on May 20, 2008 and incorporated herein by reference.
3.2	Amendment to Restated Articles of Organization of Analog Devices, Inc., filed as exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on December 8, 2008 (File No. 1-7819) and incorporated herein by reference.
3.3	Amended and Restated By-Laws of Analog Devices, Inc., filed as exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on January 28, 2010 (File No. 1-7819) and incorporated herein by reference.
4.1	Indenture, by and between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A. as trustee dated as of June 30, 2009, filed as exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2009 (File No. 1-7819) as filed with the Commission on August 18, 2009 and incorporated herein by reference.
4.2	Supplemental Indenture, dated April 4, 2011, by and between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on April 4, 2011 and incorporated herein by reference.
4.3	Form of 3.00% Global Note due April 15, 2016, filed as exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on April 4, 2011 and incorporated herein by reference.
4.4	Indenture, dated as of June 3, 2013, by and between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on June 3, 2013 and incorporated herein by reference.
4.5	Supplemental Indenture, dated as of June 3, 2013, by and between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on June 3, 2013 and incorporated herein by reference.
*10.1	Analog Devices, Inc. Amended and Restated Deferred Compensation Plan, filed as exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on December 8, 2008 (File No. 1-7819) and incorporated herein by reference.
*10.2	First Amendment to the Analog Devices, Inc. Amended and Restated Deferred Compensation Plan, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2011 (File No. 1-7819) as filed with the Commission on August 16, 2011 and incorporated herein by reference.

Exhibit No.	Description
*10.3	Trust Agreement for Deferred Compensation Plan dated as of October 1, 2003 between Analog Devices, Inc. and Fidelity Management Trust Company, filed as exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 2003 (File No. 1-7819) as filed with the Commission on December 23, 2003 and incorporated herein by reference.
*10.4	First Amendment to Trust Agreement for Deferred Compensation Plan between Analog Devices, Inc. and Fidelity Management Trust Company dated as of January 1, 2005, filed as exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2006 (File No. 1-7819) as filed with the Commission on November 20, 2006 and incorporated herein by reference.
*10.5	Second Amendment to Trust Agreement for Deferred Compensation Plan between Analog Devices, Inc. and Fidelity Management Trust Company dated as of December 10, 2007, filed as exhibit 10.41 to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 2008 (File No. 1-7819) as filed with the Commission on November 25, 2008 and incorporated herein by reference.
*10.6	1998 Stock Option Plan of Analog Devices Inc., as amended, filed as exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 29, 2003 and incorporated herein by reference.
*10.7	Analog Devices, Inc. 2001 Broad-Based Stock Option Plan, as amended, filed as exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 29, 2003 and incorporated herein by reference.
*10.8	2006 Stock Incentive Plan of Analog Devices, Inc., as amended, filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2012 (File No. 1-7819) as filed with the Commission on May 22, 2012 and incorporated herein by reference.
*10.9	Form of Global Non-Qualified Stock Option Agreement for Employees for usage under the Company's 2006 Stock Incentive Plan, filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2013 (File No. 1-7819) as filed with the Commission on May 21, 2013 and incorporated herein by reference.
*10.10	Form of Non-Qualified Stock Option Agreement for Directors for usage under the Company's 2006 Stock Incentive Plan, filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2013 (File No. 1-7819) as filed with the Commission on May 21, 2013 and incorporated herein by reference.
*10.11	Form of Global Restricted Stock Unit Agreement for Employees for usage under the Company's 2006 Stock Incentive Plan, filed as exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2013 (File No. 1-7819) as filed with the Commission on May 21, 2013 and incorporated herein by reference.
*10.12	Form of Restricted Stock Unit Agreement for Directors for usage under the Company's 2006 Stock Incentive Plan, filed as exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2013 (File No. 1-7819) as filed with the Commission on May 21, 2013 and incorporated herein by reference.
*10.13	Analog Devices BV (Ireland) Employee Stock Option Program, as amended, filed as exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2002 (File No. 1-7819) as filed with the Commission on January 29, 2003 and incorporated herein by reference.
*10.14	Amended and Restated Employment Agreement between Jerald G. Fishman and Analog Devices, Inc., dated January 14, 2010, filed as exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on January 19, 2010 and incorporated herein by reference.

Exhibit No.	Description
*10.15	Executive Retention Agreement dated October 22, 2007 between Jerald G. Fishman and Analog Devices, Inc., filed as exhibit 99.2 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on October 26, 2007 and incorporated herein by reference.
*10.16	Amendment to Long-Term Retention Agreement between Jerald G. Fishman and Analog Devices, Inc., filed as exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on January 19, 2010 and incorporated herein by reference.
*10.17	Letter Agreement between Analog Devices Inc. and Jerald G. Fishman dated June 21, 2000 relating to acceleration of stock options upon the occurrence of certain events, filed as exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2000 (File No. 1-7819) as filed with the Commission on January 26, 2001 and incorporated herein by reference.
*10.18	Amendment dated as of October 22, 2007 to the Employee Retention Agreement dated as of January 16, 1989 between Jerald G. Fishman and Analog Devices, Inc., filed as exhibit 99.3 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on October 26, 2007 and incorporated herein by reference.
*10.19	Form of Restricted Stock Unit Agreement between Analog Devices, Inc. and Jerald G. Fishman, filed as exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on September 24, 2012 and incorporated herein by reference.
*10.20	2013 Executive Performance Incentive Plan, filed as exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on October 31, 2012 and incorporated herein by reference.
*10.21	2014 Executive Performance Incentive Plan, filed as exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on September 12, 2013 and incorporated herein by reference.
*10.22	Analog Devices, Inc. Executive Section 162(m) plan, as amended, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2013 (File No. 1-7819) as filed with the Commission on May 21, 2013 and incorporated herein by reference.
*10.23	Form of Employee Retention Agreement, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2012 (File No. 1-7819) as filed with the Commission on May 22, 2012 and incorporated herein by reference.
*10.24	Employee Change in Control Severance Policy of Analog Devices, Inc., as amended, filed as exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1999 (File No. 1-7819) as filed with the Commission on January 28, 2000 and incorporated herein by reference.
*10.25	Senior Management Change in Control Severance Policy of Analog Devices, Inc., as amended, filed as exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1999 (File No. 1-7819) as filed with the Commission on January 28, 2000 and incorporated herein by reference.
*10.26	Offer Letter for David A. Zinsner, dated November 18, 2008, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2009 (File No. 1-7819) as filed with the Commission on February 18, 2009 and incorporated herein by reference.
*10.27	Form of Indemnification Agreement for Directors and Officers, filed as exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 2008 (File No. 1-7819) as filed with the Commission on November 25, 2008 and incorporated herein by reference.

Exhibit No.	Description
10.28	Amended and Restated Lease Agreement dated May 1, 1992 between Analog Devices, Inc. and the trustees of Everett Street Trust relating to the premises at 3 Technology Way, Norwood, Massachusetts, filed as exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 1997 (File No. 1-7819) as filed with the Commission on January 28, 1998 and incorporated herein by reference.
10.29	Guaranty dated as of May 1, 1994 between Analog Devices, Inc. and Metropolitan Life Insurance Company relating to the premises at 3 Technology Way, Norwood, Massachusetts, filed as exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1999 (File No. 1-7819) as filed with the Commission on January 28, 2000 and incorporated herein by reference.
10.30	Letter Agreement dated as of May 18, 1994 between Analog Devices, Inc. and Metropolitan Life Insurance Company relating to the premises at 3 Technology Way, Norwood, Massachusetts, filed as exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1999 (File No. 1-7819) as filed with the Commission on January 28, 2000 and incorporated herein by reference.
10.31	Reimbursement Agreement dated May 18, 1992 between Analog Devices, Inc. and the trustees of Everett Street Trust, filed as exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 1997 (File No. 1-7819) as filed with the Commission on January 28, 1998 and incorporated herein by reference.
10.32	Lease Agreement dated November 14, 1997, as amended, between Analog Devices, Inc. and Liberty Property Limited Partnership, relating to premises located at 7736 McCloud Road, Greensboro, North Carolina, filed as exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2006 (File No. 1-7819) as filed with the Commission on November 20, 2006 and incorporated herein by reference.
10.33	Fifth Amendment dated September 14, 2007 to Lease Agreement dated November 14, 1997, as amended, between Analog Devices, Inc. and Crown-Greensboro I, LLC (as successor to Liberty Property Limited Partnership), relating to premises located at 7736 McCloud Road, Greensboro, North Carolina, filed as exhibit 10.39 to the Company's Annual Report on Form 10-K for the fiscal year ended November 3, 2007 (File No. 1-7819) as filed with the Commission on November 30, 2007 and incorporated herein by reference.
10.34	Credit Agreement, dated as of December 19, 2012, among Analog Devices, Inc., as Borrower, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer and each lender from time to time party thereto, filed as exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on December 20, 2012 and incorporated herein by reference.
†12.1	Computation of Consolidated Ratios of Earnings to Fixed Charges.
†21	Subsidiaries of the Company.
†23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
†31.1	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer).
†31.2	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer).
†32.1	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Executive Officer).
†32.2	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Financial Officer).
101. INS	XBRL Instance Document.
101. SCH	XBRL Schema Document.
101. CAL	XBRL Calculation Linkbase Document.

Exhibit No.	Description
101. LAB	XBRL Labels Linkbase Document.
101. PRE	XBRL Presentation Linkbase Document.
101. DEF	XBRL Definition Linkbase Document

† Filed herewith.

* Management contracts and compensatory plan or arrangements required to be filed as an Exhibit pursuant to Item 15(b) of Form 10-K.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended November 2, 2013, November 3, 2012 and October 29, 2011, (ii) Consolidated Balance Sheets as of November 2, 2013 and November 3, 2012, (iii) Consolidated Statements of Shareholders' Equity for the years ended November 2, 2013, November 3, 2012 and October 29, 2011, (iv) Consolidated Statements of Comprehensive Income for the years ended November 2, 2013, November 3, 2012 and October 29, 2011, (v) Consolidated Statements of Cash Flows for the years ended November 2, 2013, November 3, 2012 and October 29, 2011, (vi) Notes to Consolidated Financial Statements for the years ended November 2, 2013, November 3, 2012 and October 29, 2011.

Board of Directors

Ray Stata, Chairman
Chairman of the Board
Analog Devices, Inc.

Vincent T. Roche
President and Chief Executive Officer
Analog Devices, Inc.

Richard M. Beyer
Former Chairman and
Chief Executive Officer
Freescale Semiconductor, Inc.

James A. Champy
Retired Vice President of the Dell/Perot Systems business unit of Dell, Inc.

John C. Hodgson
Retired Senior Vice President and Chief Marketing and Sales Officer
DuPont

Yves-Andre Istel
Senior Adviser
Rothschild, Inc.

Neil Novich
Former Chairman, President and Chief Executive Officer
Ryerson Inc.

F. Grant Saviers
Retired Chairman of the Board and Chief Executive Officer
Adaptec, Inc.

Paul J. Severino
Private Investor, Founder and Former Chairman
Bay Networks, Inc.

Kenton J. Sicchitano
Retired Global Managing Partner
PricewaterhouseCoopers LLP

Lisa T. Su
Senior Vice President and General Manager, Global Business Units
Advanced Micro Devices, Inc.

Executive Officers

Vincent T. Roche
President and Chief Executive Officer

David A. Zinsner
Vice President, Finance and
Chief Financial Officer

Samuel H. Fuller
Vice President, Research and Development and
Chief Technology Officer

Robert R. Marshall
Vice President, Worldwide Manufacturing

William Matson
Vice President, Human Resources

Robert McAdam
Executive Vice President, Strategic Business Segments Group

Richard Meaney
Vice President, Products and Technology Group

Margaret K. Seif
Vice President, General Counsel and Secretary

Thomas Wessel
Vice President, Worldwide Sales

Eileen Wynne
Vice President, Corporate Controller, and Chief Accounting Officer

Independent Registered Public Accounting Firm
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078 (877) 282-1168 (U.S.)
(781) 575-2879 (Outside U.S.)
www-us.computershare.com

Shareholder Inquiries
Shareholders of record should contact Analog Devices' transfer agent regarding any changes in address, transfer of stock, or account consolidation.

Stock Trading
Analog Devices' common stock trades on The NASDAQ Global Select Market under the symbol ADI.

Other Information
To obtain a free copy of the 2013 Annual Report on Form 10-K, Corporate Governance Guidelines, Code of Business Conduct and Ethics, or additional information, visit *investor.analog.com* or write to:

Analog Devices, Inc.
Investor Relations
One Technology Way
P.O. Box 9106
Norwood, MA 02062-9106
Email: *investor.relations@analog.com*

Annual Meeting
Analog Devices will hold its Annual Shareholders' Meeting at 9:00 a.m. (local time) on Wednesday, March 12, 2014, at One Technology Way, Norwood, MA.

ANALOG DEVICES

One Technology Way
P.O. Box 9106
Norwood, MA 02062-9106
1-800-262-5643
www.analog.com

ANNUAL-REPORT-2013